5/20


03050647

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bankinter

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2972 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 5/21/03

82-2972 #14

annual report :2002

AR/S
12-31-02 03 JUL 28 AM 7:21

BANKINTER

www.ebankinter.com


nual r   rt
2


BANKINTER

www.ebankinter.com

Chairman's Letter

Dear Shareholder:

2002 was an important year in the Bank's history for many reasons, including the change in Chairman and in CEO for the second time since the Bank was founded in 1965. This transition took place naturally, smoothly, seamlessly and without uncertainties, and therefore with every assurance of success in our main mission, which is to create long-term value for our shareholders, customers, employees and society in general.

The organizational mechanisms functioned perfectly, which is always a cause for satisfaction in any institution that aspires to longevity. I believe that, in a process of change which in other cases is a cause for concern, Bankinter's natural and transparent approach has once again been exemplary.

Two aspects of this change merit particular attention. First, the renewal was made by drawing on existing team members and was faithful to the identity, independence and culture that have always characterized Bankinter. I began at Bankinter in my youth in the usual position of someone of my age, and the CEO started out at Bankinter as a grantholder. This seems to me a good example of, and speaks well for, the meritocratic system in place at the Bank.

Second, the change in the top-ranking people at the Bank has not changed our business strategy, which has remained unaltered, as is natural in view of the results obtained in the last few years.

Along with this renewal there has been a reorganization of the Bank's central services and regional organizations to make them more efficient and dynamic.

During the past year the pace of the Bank's growth slowed, not only because of the economic situation, but also because of our firm intention to continue upholding one of Bankinter's main strengths, namely loan quality, and because we decided to avoid the price wars being waged by other banks.

Despite this, our growth, net of the effect of asset securitization, was excellent. But more importantly, our income was clearly better than that of the previous year and this increase was appreciably higher in comparative terms than that of most of our competitors. This was achieved despite our continuing ac ve policy of recording provisions additional to those required by the regu tor. The high voluntary provisions, although they affect the income sta ment, are a guarantee of the Bank's future.

Bankinter presently has nonperforming loans equal to 0.31% of total cre facilities and loans (approximately one-third of the industry level) and t 441% coverage of nonperforming loans is unique in the banking indus and practically twice that of our competitors, putting us in a leading positi among European banks.

Our higher solvency, among other things, meant that Bankinter was one the few European banks whose rating was raised by the demanding rati agencies. These agencies based themselves on powerful arguments ab our profit-making ability, our flexibility and rapid response, our technolo our people, etc. Such an event was truly exceptional in 2002.

Our earnings enabled us to raise by 5% the dividend to be distributed to c shareholders.

Although Bankinter has always been notable for complying with propos to improve corporate governance, we went yet further in this connection 2002. Internal regulations of the Board of Directors were approved, t powers of the Audit and Regulatory Compliance Committee and of t Appointments and Compensation Committee were strengthened and Business Committee was set up to increase Board members' knowledge our activity and future projects. All these bodies, which have a majority independent directors, act regularly and effectively. In this vein, new Cod of Professional Ethics and of Stock Market Conduct were approved and t Regulatory Compliance function was established. Also, we started up a p cess in which the management activity of the Bank's Chairman is evaluat by the directors and members of the management team. This is probal the first such mechanism in Spain and it completes the upward apprai process that has been in place for the Bank's entire management team many years.

Also in 2002 we undertook a commitment to corporate social action which we regard as an essential element of major importance in value creation. The first steps taken under this initiative are described in this Annual Report.

2003 is full of geopolitical and economic uncertainties that make it difficult to anticipate how it will unfold. However, what I can say is that our Bank stands ready to face whatever the year may bring with every assurance of success. We have lived through other crises and come out of them stronger than ever, and this time will not be any different because we have everything in our favor to make this happen.

Where is Bankinter now, in late 2002 and early 2003? To me, it seems that it is at a great moment. Our basic strengths remain intact and, in certain cases, have improved substantially

The quality of service perceived by our customers, in comparison with that provided by our competitors, continues to evolve favorably. We continue to launch clearly differentiated products on the market which add value for our customers. Bankinter's multichannel platform continues to be unbeatable, and the Internet has become firmly established as our main channel of contact with customers and of operations and transactions, consolidating our leadership position in the new technologies applied to banking. This is something that was difficult to imagine as little as two years ago.

To provide value added to our customers, we offer a series of products and services forming a complex system that is difficult to equal at both individual and overall level. This fact strengthens our ability to add value and thus assures the survival of our model. Our recipe for success is based on talent, on technology applied to customer service and better management, and on our determination to be leaders, to change, to transform, to be pioneers and to be different.

As regards our team, which is our main asset, the Bank's stock of talent and creativity remained intact in the reporting year. Our labor force continues to be admired by competitors and, in addition, as in prior years but this time under increasingly complicated conditions, the Bank again was an agent of net job creation.

The Board of Directors decided to adjust the exchange prices of one of the convertible debenture issues for employees to current market prices, thus maintaining intact the commitment to our people to encourage them to become stakeholders, as the best assurance of long-term value creation.

I remember particularly those colleagues who, through illness or accident, passed away during 2002, and who will be sorely missed.

I would like to end with a special mention for Jaime Botín, our former Chairman to whom the Bank and those who worked with him owe so much, and for all those colleagues who have retired and commenced a deserved rest. Bankinter is impregnated with their personalities, ideas, initiatives, contributions and work, and our Bank would not be what it is today without their valuable contribution. I wish to express our thanks and acknowledgment to all of them. They all have a place in our hearts and to all of them I send the warmest of greetings.

Bankinter is an extraordinary adventure which belongs to all of us, not only those now working here, but also those who were, but are no longer, here.

My goal, our goal, which we make public once again today in accounting for the Bank's performance before you, who are the owners of this company, is for the Bank to continue being strong and great in the future.

Thank you once again for your confidence in us.

Juan Arena
Chairman
Madrid, January 15, 2003

Financial highlights

MAIN QUALITY INDICATORS

CUSTOMER SATISFACTION BY SEGMENT

	2002	2001	2000
Individuals	78.27	78.85	79.17
Small Businesses	76.95	79.20	78.30
Corporate Banking	79.14	79.38	78.91
Private Banking	78.26	79.15	80.10

CUSTOMER SATISFACTION BY DISTRIBUTION CHANNEL

	2002	2001	2000
Branch Network	77.95	78.58	78.64
Agent Network	78.19	80.22	82.36
Virtual Banking	79.75	80.77	80.92
Telephone Banking Office	78.03	78.80	76.17
Internet Office	78.92	77.81	N/A

CUSTOMER SATISFACTION BY RELATIONSHIP CHANNEL

	2002	2001	2000
Internet:			
• ebankinter	79.21	78.23	79.88
• ebankinter companies	77.05	N/A	N/A
• ebankinter broker	75.71	75.77	75.29
Interactive Banking	83.18	79.94	79.26
Telephone Banking	80.69	81.00	80.86

CUSTOMER SATISFACTION SCALE

> 85	Excellent
75-85	Good
60-75	Fair
< 60	Poor

ROE


25
20
15
10
5
0
%
1998
1999
2000
2001
2002

DIVIDEND PER SHARE


0.90
0.85
0.80
0.75
Euros
1998
1999
2000
2001
2002

EARNINGS PER SHARE


2
1
0
Euros
1998
1999
2000
2001
2002

RATINGS

	Short Term	Long Term
Moody's	P1	Aa3
Standard & Poor's	A1	A

CONSOLIDATED FINANCIAL HIGHLIGHTS

thousands of euros

	2002	2001	2000	2002/2001 (%)
Balance sheet				
Regulatory capital	1,280,684	1,243,764	1,211,451	2.97
Total assets	22,653,307	21,444,150	19,118,582	5.64
Credit facilities and loans	15,006,668	14,690,756	13,867,834	2.15
Credit facilities and loans ex-securitization of mortgages	17,846,694	15,980,907	13,867,834	11.68
Customer funds	15,540,445	15,171,606	12,673,690	2.43
Off-balance-sheet managed funds	7,157,110	7,105,342	7,198,088	0.73
of which: mutual and pension funds	5,823,199	5,667,985	5,624,484	2.74
Total customer funds	18,981,795	18,720,812	17,100,207	1.39
Earnings				
Income before taxes	186,202	167,872	152,488	10.92
Net income	110,329	98,365	88,962	12.16
Ratios				
Capital ratio	9.03%	9.34%	10.23%	(3.32)
BIS ratio	11.66%	11.73%	11.62%	(0.60)
Tier 1	8.04%	8.21%	8.29%	(2.07)
ROE	15.07%	14.30%	13.40%	5.38
ROA	0.49%	0.45%	0.49%	8.89
Efficiency ratio	53.05%	55.08%	55.65%	(3.69)
Nonperforming loans/Total risk exposure	0.31%	0.29%	0.31%	6.90
Recorded allowance/Nonperforming loans	440.85%	399.23%	332.50%	10.43
Per share data				
EPS, Earnings per share (euros)	1.48	1.33	1.20	11.28
DPS, Dividend per share (euros)	0.89	0.87	0.87	2.30
PER, Price/earnings ratio (times)	15.99	24.79	30.23	(35.50)
Price/Book value (times)	2.10	3.06	3.61	(31.43)
Internet data				
Internet customers	415,129	376,750	280,151	10.19
Internet transactions as a percentage of total Bank	43.52%	42.76%	30.56%	1.78
Ebankinter broker transactions as a percentage of the Bank's total securities trading	77.98	84.00%	81.00%	(7.17)
Other data				
Number of branches	284	282	276	0.71
Corporate Partnerships	424	394	350	7.61
Company Business Units	37	37	36	0.00
Number of Private Banking Management Centers	21	17	-	23.53
Number of employees (*)	3,010	2,964	2,919	1.55
Number of agents	1,003	1,230	1,325	(18.46)

(*) In terms of full-time equivalent employees.

Contents



13:21 ATEND ABA TSF
PARTIC.
EMPRESAS
PYMES
C.A.T.O.
EBANKIN
OTROS
I U R 11482 75 99



Consigna
premiamos
los traspasos

:01

SAN[illegible] COMMITMENT [illegible] HIGH QUALITY
PRODUCTS AND SERVICES TO ITS CUSTOMERS SO AS TO BUILD A
STABLE, LONG-LASTING RELATIONSHIP WITH THEM



Customer Opinion

In a world in which survival hinges on offering greater value added to customers, one of the few sustainable competitive advantages is that of providing top quality products and services. To gauge its competitiveness in quality terms, Bankinter must have valid benchmarks for itself and its competitors in all its service areas. Therefore, the Bank continuously examines in minute detail the level of internal and external customer satisfaction and makes detailed studies of the market in which it operates.

MARKET ANALYSIS

The market research company Vox Pública conducts quarterly studies to ascertain Bankinter's relative position with respect to its competitors, and the most important service factors. The studies analyze the satisfaction of Bankinter's individual banking customers with the service received.

OVERALL SATISFACTION: BANKINTER VS. MARKET


80
78
76
74
72
70
ISN
68
+7.53
+8.52
1999
2000
2001
2002
Bankinter
Market

Geographical reach:
Nationwide, for towns of over 50,000 inhabitants.

Universe:
General population of over 18 years of age with demand deposits or savings accounts at financial institutions.

Sample:
1,200 interviews per quarter.

Survey methodology:
Computer-assisted telephone interview.

Sampling Error:
2.88%

Annual data:
Average of the quarterly data for each year.

Bankinter has an outstanding position with respect to the market average. It was 8.52 points above the Market level in annual average terms. This is undoubtedly the best form of proof that customers consider the service they receive from Bankinter is superior.

In this study customers were asked about fourteen aspects of service that matter to them, such as courtesy and attention, efficiency and the time taken to resolve incidents, transaction speed, awareness of their needs and clarity of statements.

SATISFACTION BY CUSTOMER SEGMENT


86
84
82
80
78
76
74
72
ISN
98
99
00
01
02
Small Businesses
Individuals
Private Banking
Corporate Banking

CUSTOMER SATISFACTION BY DISTRIBUTION NETWORK


84
82
80
78
76
74
72
ISN
98
99
00
01
02
Branch Network
Telephone Banking
Agent Network
Internet Branch
Virtual Banking

CUSTOMER SATISFACTION BY RELATIONSHIP CHANNEL


85
80
75
70
65
ISN
98
99
00
01
02
on-line broker
ehipoteca
ebankinter.com empresas
ebankinter.com
Telephone banking
Interactive Banking

EXTERNAL CUSTOMER SATISFACTION

Each month the Bank surveys its customers to ascertain their level of satisfaction with the service they receive. This satisfaction is measured by the Net Satisfaction Index (ISN).

The ISN is measured on a scale of 0 through 100 and is interpreted as follows:

>85	Excellent
75-85	Good
60-75	Fair
< 60	Poor

The valuations of Bankinter's different networks and channels are between 75 and 83 ISN points in all cases. Any score above 75 shows high service quality. However, the Bank aspires to excellence.

The margin of this page shows Bankinter customers' satisfaction by segment, platform and distribution network. Customers expressed a high level of satisfaction in all cases, most notably with the ebankinter.com platform, the Internet branch, Telephone Banking and Virtual Banking.



INTERNAL CUSTOMER SATISFACTION

Each six months the personnel of the Branch Network evaluate the service received from the Bank's central departments.

The perception in 2002 fell by 0.59 points, and the year ended with an ISN of 67.19.

The level of internal customer satisfaction was considerably lower than that of external customers. This reflects Bankinter personnel's self-critical spirit, which works to the benefit of our customers.

Customer service

Bankinter is committed to offering top-quality services to its customers so as to build a stable, long-lasting relationship with them. Therefore, apriority of Bankinter's Customer Service is to prevent and correct the main errors that occur in the marketing of the products and the provision of services.

The Customer Service *is a barometer that enables the Bank to have first-hand knowledge of what it is not doing well* and, more importantly, why our customers are not satisfied with the service they receive.

The Customer Service team immediately conveys all this information to the areas and departments concerned, and coordinates them so as to resolve incidents as quickly and satisfactorily as possible. Lastly, it proposes corrective measures to prevent these problems recurring in the future.

In 2002, with the entry into circulation of the euro and the consequent modification of thousands of computer software applications, a significant increase in the number of errors was foreseeable. However, the figures remained practically the same as in 2001. In addition, the time taken to respond to customers improved considerably: from 68.14% to 78.38% of customer incidents resolved in less than 48 hours.



FINANCIAL INCIDENTS


3
2.5
2
1.5
1
0.5
0
Number of incidents per 10,000 transactions
1997
1998
1999
2000
2001
2002



TIME TAKEN TO RESOLVE ERRORS

	Errors attributable to other entities or bodies (*)	Errors attributable to Bankinter
0 days	6.62%	66.34%
1 y 2 days	10.00%	19.08%
More than 2 days	28.64%	13.68%
More than 10 days	54.74%	0.90%

(*) Incidents in which the resolution time depends on the rapidity and rules of agents unrelated to the Bank.

CUSTOMER OMBUDSMAN

	2002	2001
Claims processed	348	377
Resolved in favor of the customer	135	132
Resolved in favor of the Bank	203	221
Claims rejected	10	24

BANK OF SPAIN

	2002 (*)	2001
Claims processed	38	38
Resolved in favor of the customer	13	15
Agreements reached	14	8
Resolved in favor of the Bank	11	15
Pending decision	7	14

(*) Provisional data as of December 2002.

Continuous improvement



INITIATIVES FOR IMPROVEMENT

As a result of Bankinter's employees' commitment to service quality, 276 Improvement Projects were carried out in 2002, involving 654 persons.

These projects consisted mainly of optimizing the factors that are most critical for external and internal customers. After analyzing the findings of the surveys, the following aspects to be improved were selected: customer information and counseling, the processing and reduction of errors, internal processes and the coordination and transfer of knowledge between the Bank's different areas and departments.

Bankinter has a network of 73 Quality Supervisors throughout the Bank's national and local areas, who ensure that support is given to the people participating in improvement initiatives and that the appropriate methodology is successfully used in Improvement Projects.

QUALITY AWARDS

These awards are made to acknowledge the individual and collective efforts of the people working to improve customer satisfaction.

Twenty-four employees received awards for their efforts in five winning projects completed in the year. Also, in recognition of the joint effort by the areas of the Bank that improved their score in the 2002 surveys, the following awards were made:

1. Award for Organizations with the best level of customer satisfaction and with the best market performance in their geographical area. The winner was the Madrid Commercial Banking Organization.

2. Award to the Business Divisions with the best level of internal and external customer satisfaction. The winner was the Internet Branch.

3. Award to the Headquarters with the best level of internal customer satisfaction. The winners were the International Securities Department, the Help Desk, the International Madrid Administrative Center and the Payment Systems Department.



intellectual capital

:02

THE MANAGEMENT OF KNOWLEDGE FROM ITS GENERATION AND IDENTIFICATION TO ITS APPLICATION THROUGH LEARNING PROCESSES, HAS BECOME ONE OF THE FUNDAMENTAL MEANS OF ACHIEVING A COMPETITIVE EDGE IN AN INCREASINGLY DYNAMIC AND COMPLEX ENVIRONMENT.



Intellectual Capital

Intellectual capital is gauged by a series of parameters such as labor force, culture, structure, and relationship with those in the environment. These parameters are of continually increasing importance in the economic environment and form the foundation of all organizations. The set of indicators comprising Intellectual Capital can be divided into three broad groups: Human Capital, Structural Capital, and Relational Capital

HUMAN CAPITAL

Human capital is Bankinter's main asset. Following is a list of indicators providing a profile of the people and groups composing the Bank, their knowledge, and their capacity to learn and share knowledge to the benefit of the entity of which they form a part.

HUMAN CAPITAL

INDICATOR	2002	2001	2000
Descriptive indicators			
Number of employees (*)	3,019	2,974	2,944
Average age (years)	36.80	36.63	35.97
Experience			
Average length of service (years)	11.11	10.81	10.14
Average length of service (years) / professional lifetime (%)	28	27	25
Diversity (%)			
Breakdown by gender			
Men	55.81	55.99	56.14
Women	44.19	44.01	43.86
Graduates (%)	63.66	63.18	61.96
Employees with advanced English skills	39.45	39.30	33.92

(*) Part-time employees are each included as a single person, not on the basis of the hours actually worked.





INDICATOR	2002	2001	2000
Ability and Development			
Employees who received training (%)	87.88	92.00	77.00
Average number of training hours per employee/350 (average post-graduate course load) (%)	11	15	8
Average number of training hours per employee	34.89	48.10	32.00
Average number of training hours per trained employee	39.70	52.48	38.93
Investment in training as a proportion of total payroll (%)	2	2	3
Investment in training per employee (euros)	555	1,126	1,209
Investment in training per trained employee (euros)	632	1,229	1,260
Employees with access to Virtual Classroom from their work desk (%)	100.00	100.00	100.00
Training actions located in the Virtual Classroom (no.) / Total training actions (%)	28.11	16.99	15
Separate training actions	259	249	270
Average number of training actions per employee	2	2	2
Commitment and Motivation			
Employees participating in employee stock and convertible debenture ownership programs (%) *	70.60	92.20	88.32
Satisfaction index (%) Biannual poll	N/A	67.00	N/A
Participation in opinion poll (%) Biannual poll	N/A	76.50	N/A
Employee turnover rate (%)	3.71	5.42	6.00
Average number of ideas contributed per person	1.30	2.80	0.70
Employees participating in Quality Projects and Actions (%)	21.66	14.79	23.40
Employees participating in Debate Sessions (%)	70.62	69.04	74.87
Employees subject to variable compensation (%)	71.28	70.65	62.19
Personnel expenses (in thousands of euros)	166,888	168,715	138,025
Employees who have received awards (%)	88.84	85.10	79.80
Variable compensation / Total payroll (%)	22.45	31.86	18.98
Employees hired in the past year / Total staff (%)	5.96	6.42	14.4
Value Creation (in thousands of euros)			
Income before taxes / number of employees	61.68	56.44	51.80
Contribution to GDP per employee	121.62	106.81	91.17
Productivity (in thousands of euros)			
Customer funds per employee	5,148	5,101	4,305
Lending per employee	4,971	4,940	4,711

* There was a debenture issue repricing.

STRUCTURAL CAPITAL

Structural capital is defined as the tangible and intangible assets used to efficiently structure, configure, and develop Bankinter's organizational activity, shaping the personality which characterizes the Bank. Structural capital comprises very important elements such as culture, internal processes and organizational learning, among others.

INDICATOR	2002	2001	2000
Hierarchy Flattening and Transparency			
Number of people participating in the 360° evaluation	2,924	2,905	2,824
Average number of people evaluating each person under evaluation	9.33	9.00	8.00
Average number of people evaluating each member of the Bank's Management Committee	36.88	83.00	50.00
Management information available to all employees (%)	93.35	93.00	91.00
Flexibility			
Internal job rotation (%)	17.65	23.61	26.12
Employees with the possibility of telecommuting (%)	61.70	63.18	58.66
Employees who have connected through the telecommuting service (%)	47.00	47.80	52.70
Number of connections made using the telecommuting service	124,199	141,495	144,953
Connection time to the telecommuting service per user (min.)	6,683	4,570	4,480
Employees who access the Internet from the Bank platform on a daily basis (%)	94.23	93.38	75.67
Technology and Process Quality			
Employees with access to the Intranet / Total staff (%)	100	100	100
Employees with corporate e-mail / Total staff (%)	100	100	100
Daily electronic mail traffic (Daily average in a 7-day week) (e-mails per day)	116,193	N/A	N/A
MIPS at the center host / Total staff	0.68	0.69	0.58

RELATIONAL CAPITAL

Relational capital refers to the set of means and people creating value for the Bank through direct interaction with the social agents in its environment.

INDICATOR	2002	2001	2000
Number of branches and management and counseling centers	348	336	312
Number of Virtual Branches	424	394	350
Number of Bankinter Agents	1,003	1,230	1,325
Employees per branch or business units	8.67	8.85	8.62
Staff directly involved in business activities (%)	70.10	71.7	71.9
Calls attended to by Telephone Banking / staff	2,752	2,812	3,349
Telephone Banking customers / Total customers (%)	57.34	54.43	48.21
Transactions performed through Telephone Banking / Total Bank	13	12	15.6
Telephone Banking contacts per customer (Individual Banking. Private Banking and Personal Finance)	20.19	23.14	N. D.
Internet customers / Total customers (%)	37.87	37.53	34.01
Transactions performed through ebankinter / Total Bank	43.52	42.76	30.56
Internet connections per active user	69	68.67	39.70



People and knowledge management
:03

THE FUNDAMENTAL VALUE OF BANKINTER'S LABOR FORCE LIES IN ITS CAPACITY TO ADAPT, WHICH HAS ENABLED THE BANK TO SUCCESSFULLY IMPLEMENT SUBSTANTIAL CHANGES IN ITS UNDERSTANDING OF THE BUSINESS. TELEPHONE BANKING, VIRTUAL BANKING AND THE INTERNET ARE ALL EXAMPLES OF THIS WILLINGNESS TO ADAPT.


ebankin

Professional development

Since its inception in mid-2002 in response to the demand by Bankinter's personnel for a closer and more continuous relationship with the Human Resources area, the Professional Development department has been responsible for managing all stages of the relationship between the Bank and its employees, from the Recruitment process, through the various Training programs to equip employees with the necessary knowledge, and culminating in personalized counseling (coaching, mentoring, etc.) throughout the employee's career.



RECRUITMENT

Bankinter aims to continue attracting new talent to its labor force. Throughout 2002 the economic climate enabled it to continue to pursue a recruitment policy based on attraction of the best professionals in the industry. At year-end 236 employees (7.87% of the total headcount) had less than one year's length of service in the Group, amply demonstrating the Bank's capacity to renew the talent of its work force. Notable in the year was the start-up of a program specifically aimed at high-quality university students, combining recruitment, training and mentoring, in response to concrete requirements in certain areas of the Bank.

The Bank has embarked on a drive to attract new talent in the market. Most of the new hires have university degrees (almost 79% including junior college degrees) or are about to graduate (many of the new hires are final-year students). There are no significant differences in the academic profile of men and women employees.

TRAINING

2002 also saw changes in the training area as a result not only of the internal restructuring leading to the inclusion of this area in the Professional Development department but, more importantly, of the adaptation of various aspects of training to Bank strategy. The main innovations were that training focused more on working tools, with priority given to in-house training, that major efforts were directed at enhancing the commercial capacities of the labor force, and, lastly, that within the major reinforcement areas, special emphasis was placed on maximum development of employees' management skills.

Bankinter continues to be a benchmark entity in terms of e-learning activities, in which 12.4% of its labor force were involved.

Internal Communication

Internal communication is crucial for swift and clear transmission not only of changes in an organization but also of employees' knowledge and experience. The channels of communication with the Bank's departments and people, who play an active part in the process, are managed by the Internal Communication department and include the use of e-mail, forums, video-chats, video-conferences and, of course, the Intranet, which lies at the heart of the Bank.

In this context, the cornerstones of Bankinter's internal communications are transparency in information on the matters affecting its personnel and the clarity of its messages.



Innovation

Bankinter has long been considered to be one of the most innovative entities in the industry and innovation has become an intrinsic part of its culture.

The Knowledge Management department motivates employees to discover their talents and seeks to involve them in and heighten their awareness of the competitive edge given by innovation, which depends on each and every employee.

In line with prior years' policy, employees were encouraged to contribute their ideas and experience and awards were presented. In 2002 1,565 people (51.59% of the work force) participated in the Innovation web, contributing a total of 3,863 ideas or experiences, while 212 people contributed to the 64 innovation projects presented.

156 people received awards totaling €42,827 for their innovatory ideas, experience and projects.



technology :04

TECHNOLOGY IS A DIFFERENTIATING FACTOR FOR BANKINTER AND ONE OF THE BASES ON WHICH BUSINESS GROWTH IS BUILT. THEREFORE, THE CRM TOOL HAS AN INCREASING PRESENCE IN THE BANK'S COMMERCIAL ACTIVITY.



ATEND ABA TSF ASA DCP

Technology



Bankinter has always considered technology to be the key component of its strategy. Technology has historically been the basis of the Bank's competitive edge, which constantly requires state-of-the-art systems based on the latest innovations available on the market to meet the Bank's needs and the internal development and improvement of the technological platform.

In 2002 the Bank's strategy regarding technology revolved around three main lines of action: service quality, cost reduction and the analysis of new lines of activity in this area.

From the service quality standpoint, Bankinter has consolidated its efforts made in prior years and has reached very high availability rates and response times in accordance with our users' requirements, both internally -thus contributing to the optimization of our employees' time- and though the Internet, where we have achieved our best-ever levels, as can be seen in the graph.

RESPONSE TIMES


14
12
10
8
6
4
2
0
Seconds
1998
1999
2000
2001
2002
Internet
Teleprocessing

From the cost optimization standpoint, as far as discretionary expenditure is concerned, a significant effort has been made to reduce the cost of developing new systems and a new organizational model has been implemented to assure the return on investment. This facilitates the process of prioritizing and selecting the project to be undertaken and thus optimizes costs.

The most noteworthy of the non-discretionary expenses was the outsourcing of the operation of our central systems to an important multinational. This project, which will be completed in June 2003, will ensure that Bankinter will have the best price/performance ratio in the market in this type of service. In addition, the Bank is not exposing itself to any technological risk and, moreover, this has enabled it to complete its security and recovery plan in the event of a disaster, designed for a maximum of four hours.

Noteworthy as far as revenues are concerned are the first fruits of our collaboration with a well-known multinational which is enabling us to sell certain software items in Spain and, in the near future, abroad.

EVOLUTION OF DEVELOPMENT EXPENSES


30
28
26
24
22
20
18
16
14
12
10
Millions of euros
1998
1999
2000
2001
2002



Lastly, in 2002 particular importance was placed on researching new lines of action in the technology area, and top priority was given to Mobility-related projects, either using cellular telephony, such as any type of cordless devices, or the more recent, lower-cost communications technologies such as GPRS and ADSL. The new SME branches are, in this sense, an example of a cutting-edge technology project bringing together state-of-the-art technology and a minimum cost structure which, in addition, is totally flexible. Bankinter customers are being provided with a large number of telephone-based services and can access our systems by means of low-weight, low-cost mobile devices using GPRS technology.

Security

Bankinter's information systems and the data contained them are regarded by Bank as a key element of its business concept and approach, as well as a differentiating factor on which to base both present and future strategies and developments.

The general principle of Bankinter's security policy is that its information systems should be open, accessible and transparent to those who need to use them, without any restrictions other than their obligatory correct, lawful and respectful use in compliance with the applicable legal and contractual requirements.

Furthermore, Bankinter, as the custodian and manager of third-party assets, data and information, needs to offer every possible assurance if it is to enjoy the trust of its customers, shareholders, employees and public- and private-sector institutions and agencies.

Consequently, Bankinter has established and implemented the highest security standards with a view to guaranteeing, from a technical and organizational standpoint, the confidentiality, integrity and availability of its information systems in accordance with universally acknowledged international security rules and standards (including Common Criteria for IT Security Evaluations (ISO-15408); U.S. Department of Defense Trusted Computer System Evaluation Criteria, also known as the "Orange Book"; ISO/IEC 17799; and the recent Spanish standard UNE-ISO/IEC 17799). Accordingly, Bankinter's information systems are subject to regular and strict audits conducted by internal and external auditors.

ACTIVITY IN 2002

2002 saw the launch of new projects and the completion of projects commenced in 2001, all aimed at covering risks and guaranteeing security in a variety of areas. The main projects undertaken and milestones achieved in 2002 were:

Systems and Media Overview, more commonly referred to as VSM. Developed in conjunction with one of the most prestigious service integration companies in Spain, VSM enables an overview to be obtained of the quality of the service provided to our customers. This tool is designed to be used by information managers who, through VSM's advanced graphic interface, can obtain a real-time, high-level view of our information systems.





External Audits. In the course of 2002 the IT Security Department was involved in the following audits and inspections:

- **Personal Data Protection Organic Law (LOPD) and Security Regulations.** Two-month audit performed by one of the most prestigious consulting firms in the market to review - from a legal, organizational and technical standpoint - the degree of compliance by Bankinter and its subsidiaries with current legislation.
- **Visa Internacional.** Field inspection conducted by Visa International aimed at reviewing compliance with all the security requirements associated with credit card processing infrastructures and systems..
- **Hacking Ético.** Periodic integral reviews of perimeter security aimed at guaranteeing the security and integrity of systems in a highly complex and variable environment such as the Internet.

Bitácora. Conducted internally in 2001, this project made the integral centralized management of logs a reality and made it possible to analyze, detect, respond to and monitor - virtually in real time - any suspicious internal or external conduct in the Bank's information systems. In the course of 2002 further action was taken to optimize and implement new requirements. This prompted IT and security companies to show an interest in the project and even led the Bank to consider marketing the service through a partner. If so, this product would be added to the range already offered by the Bank.

Business Continuity Plans. Aimed at guaranteeing the continuity of business processes when the Bank is faced by events or disasters that adversely affect on or obstruct its ordinary operations. Although this is a cyclical, ongoing process, in 2002, prompted by the decision to outsource the central host, specific efforts were made to define the technical and organizational requirements posed by this new development.

Host platform security. The decision to outsource the central host, and the resulting externalization of both the processes and the physical location of the host, led the Bank's IT Security Department to launch a new service line aimed at guaranteeing, at a minimum, the platform's current security levels.

Single Sign On. This project aims to equip Bankinter's information systems with centralized user authentication and access through the use of robust authentication mechanisms and state-of-the-art cryptographic technologies. Although this project will be part of the 2003 Action Plan, by late 2002 the basic security and business requirements had already been defined and pilot Single Sign On systems developed, enabling us to choose the service provider that will assist us in developing and implementing the solution.



CRM

INTRODUCTION TO CUSTOMER RELATIONSHIP MANAGEMENT (CRM)

Like many other sectors of the economy, the financial services industry is currently marked by growing competition. Furthermore, the market has attained a high level of maturity and margins have narrowed out significantly. Against this backdrop, efficiency has become a critical factor that needs to be improved in the Bank's commercial management.

Knowledge of customers, segmentation strategies and an adequate information base are of vital importance if customer relationships are to be successfully managed using non-traditional methods.

This is where CRM has a role to play. Customer Relationship Management can be defined as an intelligent business strategy designed to optimize returns, sales and customer satisfaction by forging a lasting relationship in which the customer is central.

The scope of this strategy encompasses both purely business-related matters as well as aspects of marketing, communication and technological infrastructures.

BANKINTER'S INVESTMENT DRIVE

In keeping with its customary practice, Bankinter has embarked upon a major CRM investment drive, focusing not only on the implementation of tools to enable it to conduct its commercial operations in a more intelligent and efficient manner, but also on people, as a result of which it doubled the size of the team of specialists managing CRM at the Bank.

Today we can proudly state that Bankinter's commercial CRM platform is exemplary in the industry because of its customer knowledge, its multichannel nature, and its ability to learn from experience. Bankinter is currently consolidating its CRM platform and developing its capability of statistical analysis, of personalization and response to the requirements of customers in all segments and via all channels.

IMPROVED RELATIONSHIPS

One aspect to be borne in mind in the construction of an optimum CRM system is the need to interconnect all the information from the various channels through which customers communicate and interact. The greater the number of channels that are integrated in the system, the more powerful CRM becomes. This is where Bankinter has attained a leading position among multichannel banks.



The multichannel nature of Bankinter's operations not only improves the efficiency of its commercial transactions, but also bolsters customer loyalty, as evidenced by the 4.65% rise in the loyalty of our active customers in 2002.

The identification of groups of customers that are likely to consume a greater number of the Bank's products and services, combined with the improved profitability of products and the higher fee revenue as a result of better customer relationships, has led to a series of commercial actions which have enabled the Bank to increase by 42% the average returns it obtains on individual customers. This improvement is largely due to the increase in the average returns obtained on inactive customers. Particular attention was given to these customers in 2002.

channels and networks

:05

BANKINTER IS A MULTICHANNEL BANK WHICH HAS FULLY INTEGRATED THE INTERNET IN ITS CULTURE AS A CUSTOMER SERVICE CHANNEL. BANKINTER HAS FOUND THAT CUSTOMERS PREFER TO DEAL WITH THE BANK VIA MORE THAN ONE CHANNEL, AND IN 2002 ITS EFFORTS WERE IN THIS DIRECTION.



Multichannel banking

INTRODUCTION

Bankinter consolidated its initiative to become a multichannel bank in 2002. Multichannel banking provides customers with multiple forms of dealing with the Bank which, judiciously combined, furnish users with value and quality, and Bankinter with the ability to operate more efficiently.

Bankinter's firm commitment to alternative channels to the Branch Network has enabled it to expand its commercial capability without significantly increasing its number of employees or branches. In this connection, Bankinter is considered to be one of the most efficient suppliers in the financial services industry, and a model entity that has been capable of merging its various channels into an integral offering which is perfectly understandable by customers. Thus, 42% of them use three channels in their daily dealings with the Bank, 37% use a combination of two channels, and only 21% use just one channel.

USE OF CHANNELS


37%
42%
21%
1 Channel
2 Channels
3 Channels





As can be seen in the graphs, over the last few years the percentage of transactions performed through channels such as the Internet has increased progressively to the detriment of other more classical channels such as the Branch Network, which, although retaining its strategic importance, has gradually lost relative weight.

EVOLUTION OF TRANSACTIONS BY CHANNEL (*)


100
50
0
Percentage of transactions
44%
52%
34%
1998
1999
2000
2001
2002
Cellular phones
Cards
Internet
Telephone Banking
Electronic Banking
Branch Network

(*) annual

Likewise, customers' day-to-day dealings with the Bank show a similar trend. At present, 41% of these daily contacts are via the internet, 25% are through the ATM network, 21% from branches and the other 13% by telephone.

In short, the Internet has become the preferred channel of Bankinter customers. The customers who use the Internet link up to the Bank more frequently than those who use the other channels. They have a monthly average of eight contacts per customer, as compared with 5.9 by telephone and 3.4 through the branch network.

PREFERRED CHANNEL


Monthly contacts
8
7
6
5
4
3
2
1
0
3.4
5.9
6.3
8.0
Branches
Telephone
ATMs
Internet

Various internal surveys at Bankinter in 2002 showed how successful this multichannel model has been on all counts. On the one hand, it was found that the quality perceived by customers who use more than one channel is higher than that perceived by customers who use only one channel (customer satisfaction score of 79.4 compared with 77 among single-channel customers).

On the other hand, greater loyalty was found among customers that use more than two channels, and greater disloyalty among those who use a single channel. In fact, customers that use only the Internet or only the phone are 13.3 times and 8.9 times, respectively, more disloyal than those who use three channels.

Lastly, the surveys also suggested that multichannel customers are more receptive to cross-selling. For example, customers who use only the phone in dealings with the Bank have an average of 4.2 products, whereas those who indistinctly use branches, the telephone and the Internet have an average of 7.5 products and also generate higher earnings for the Bank.





INTERNET

After two years of enormous effort to transfer all the Bank's products and services to the web world, in 2002 the Internet became a mature channel without which Bankinter would be inconceivable.

Both ebankinter.com and its corporate version (ebankinter empresas) consolidated their position in 2002 as efficient channels for making inquiries and transactions through their transactional platform. 38% of the Bank's customers have shown their confidence in this channel by choosing it for their banking activities.

The growing acceptance by customers of the products and services made available to them has led to a considerable rise in the customer satisfaction scores at year-end: 79 for ebankinter.com and 77.05 for ebankinter empresas.

In recognition of its efforts, Bankinter received the following awards and acknowledgments, among others, from the most prestigious specialized media:

iBest 2002: First prize awarded both by the official panel and by the public in the Bank category.
BlueSky: Best Spanish on-line broker.
Expansión Directo: Prize for the best electronic banking service and finalist in the "Best Promotional Action on the Internet" section.
AQmetrix.com: Ranked first in the Individual Banking and Global Broker indexes.

TELEPHONE BANKING

For some time Telephone Banking has been a well established channel for Bankinter customers. The Bank is renowned in the market as a pioneering entity which is clearly differentiated on the basis of the quality of its Telephone Platform and the level of utilization of its systems.

The total number of calls received by all services in the year was 8,310,469, of which 3,735,532 were completely resolved through Automatic Banking. This represents a percentage of 45% (84% for only receiving the call and connecting the customer). Also, the Telephone Platform made a total of 2,159,314 calls to customers to offer them products or resolve incidents relating to the banking service. In addition to all these calls to customers, in 2002 the Telephone Platform managed 90,423 e-mails with an average response time to all customer questions of 6 hours 59 minutes, and with 94% of replies made within 24 hours.

Distribution networks



BRANCH NETWORK

Bankinter had 284 branches at December 31, 2002. It opened three new branches and closed one in the year.

The strength of the Branch Network lies in the 1,129 people who every day provide direct, personalized service to customers. They are assisted in their vital work as follows:

- The Branch Network has been equipped with a new customer service platform which makes the Bank's information about its customers available to the staff serving them in a convenient and highly accessible manner. This new platform will significantly improve the customer service and attention provided by branches.
- In view of their great acceptance and smooth functioning, emphasis continues to be placed on Signature Centers, where customers receive special attention in the formal arrangement of their lending transactions. There are currently 16 centers of this type.
- The branches provide access to the other channels that customers can use in their dealings with the Bank: the Internet, Telephone Banking and, at 77 branches, ATMs.

In addition to the traditional Branch Network, Bankinter has dedicated networks to serve certain customer segments which require specialized personnel to cater for their specific needs.

- Corporate business units staffed by 179 people specialized in this segment.
- 21 Management and Counseling Centers at which 83 highly qualified people provide differentiated, high-added-value counseling to Bankinter private banking customers.
- SME's business units have been set up in industrial parks so that their 17 staff can offer their broad experience in this segment from a location in close physical proximity to their customers.

To enable the Branches to focus on providing the best customer service with the highest value added, the Bank continues to work on the concentration of administrative tasks. In 2002, 25.91% of the Branch Network's transactions were carried out through backoffice; this percentage rises to 40.87% if only operating transactions are considered. Also, six centers specialized in the study of lending to SMEs have been set up and there are six centers devoted to the management of mortgage loans.

	12/31/2002	**12/31/2001**	**2002/2001 (%)**
Branches	284	282	0.71
Customers	726,342	667,794	8.77
Millions of euros			
Average funds	14,365.00	14,337.10	0.19
Average lending	15,294.00	13,759.00	11.16
Income before taxes	214.41	203.27	5.48
Net present value	1,321.49	1,252.31	5.52
Customer satisfaction (points)	77.95	78.58	(0.80)

AGENT NETWORK

In 2002 the Bankinter Agent Network further consolidated its business and earnings, which confirm it as the financial system's most advanced bank in this system of product and service distribution.

The regulatory framework has served as the basis on which Bankinter has developed this distribution model -considered strategic- into a network which now has more than 1,000 agents and manages 93,541 customers, funds of €1,284 million, lending of €918 million and securities deposits of €812 million.

Customer funds, which decreased by 6.71%, were influenced by the negative market performance. In contrast, lending increased by 11.24% owing to the favorable trend of mortgage loans, in which the Bank's efficient approval and arrangement process enables this product to be increasingly distributed by agents. The Agent Network's earnings performed very strongly in 2002, standing at €7.9 million at year-end.

The strategic reorientation commenced in 2001 and completed in 2002 has refocused the business on advisory products and, as a result, significant savings in operating costs have been achieved. In 2002 the Agent Network's operating costs were reduced by 14.34%, which gave rise to substantial improvements in efficiency levels, as evidenced by the efficiency ratio of 56.69% at year-end.

	12/31/2002	12/31/2001	2002/2001 (%)
Agents	1,003	1,230	(18.46)
Customers	93,541	88,365	5.86
Millions of euros			
Average funds	1,284.30	1,376.74	(6.71)
Average lending	917.99	825.24	11.24
Income before taxes	7.99	0.07	11,427.25
Net present value	136.74	135.64	0.81
Customer satisfaction (points)	78.19	80.22	(2.53)





CORPORATE PARTNERSHIPS

Virtual partnerships are set up when an association agreement is reached between the Bank and a Partner -which can be a company, government agency or professional association- to govern the distribution of financial products and services to employees, suppliers and customers of the Partner. The earnings from this business are shared by the Partner and Bankinter. Under the agreement, Bankinter contributes the capital, technology and products and services, while the Partner assists the Bank in attracting customers.

The more than 400 Partners that have Virtual partnership agreements with Bankinter include the major Spanish and international companies, as well as official agencies. They represent diverse industries, such as consultancy and advisory services, construction, pharmaceuticals, technology, electricity and tourism, in addition to professional associations.

In 2002 Corporate partnerships commenced a new stage which focuses much more strongly on business with individuals (Individuals, Private Banking and Personal Finance). It is aided by CRM tools to obtain a deeper knowledge of customers' financial needs and supported by the new structures created by the Bank to serve individual customers, based mainly on advice and more personalized service.

Corporate partnerships customers enjoy a convenient and time-saving means of using the Bank's services and products because they do not have to physically go to the Bank. Thanks to this ease of dealing with the Bank and of becoming a Corporate partnerships customer, the quality surveys generally show that the customers of this Network are more satisfied with the Bank than the rest of its customers.

The Corporate partnerships customers predominantly use the Internet in their dealings with Bankinter. The percentage of transactions performed via the Internet in the last month of the year was 65%.

	12/31/2002	12/31/2001	2002/2001 (%)
Branches	424	394	7.61
Customers	94,345	88,998	6.01
Millions of euros			
Average funds	1,336.60	1,228.9	8.76
Average lending	1,046.57	995.66	5.11
Income before taxes	10.93	8.55	27.80
Net present value	96.71	90.53	6.83
Customer satisfaction (points)	79.75	80.77	(1.26)

TELEPHONE BANKING

Telephone Banking is a key communication channel between customers and the Bank. It enables users to obtain products and services and to make account inquiries and transactions outside working hours without having to physically go to the Bank, all with the same level of service, security and efficiency and, most importantly, with utmost convenience. This is borne out by the fact that 74% of active customers use it habitually, along with other channels, in their dealings with the Bank.

Like the other distribution networks, the Telephone Network was affected in 2002 by the sluggish markets and, consequently, average customer funds decreased by 8.76%. Average lending increased by 7.82%, mainly due to mortgage loans. Income before taxes rose by 20.63%, which was higher than the Bank average. Noteworthy in the income statement was the strong performance of operating costs, which fell by 14.45%. This improvement in the main financial figures was reflected by the favorable trend in ROE, which was 19.76%, compared with 14.27% in 2001, and by the efficiency ratio, which improved by 7.93 percentage points.

In total, more than 58.4 million transactions were performed by Telephone Banking in 2002, which was 10.7% of the Bank's total transactions at December 31.

A highlight of the year was that the customer satisfaction index improved further to 80.69, reflecting a level of customer satisfaction nearly equivalent to a rating of excellent.



	12/31/2002	12/31/2001	2002/2001 (%)
Customers	42,348	41,763	1.38
Millions of euros			
Average funds	238.18	261.05	(8.76)
Average lending	160.32	148.69	7.82
Income before taxes	1.83	1.51	20.63
Net present value	21.94	22.84	(3.92)
Customer satisfaction (points)	80.69	81.00	(0.38)

business

:06

CUSTOMER BUSINESS, WHICH IS THE BASIS OF OUR BANKING ACTIVITY, PERFORMED POSITIVELY, WITH AN INCREASE IN PROFITABILITY OF 10.02% WITH RESPECT TO 2001. CUSTOMER FUNDS AND CREDIT FACILITIES AND LOANS EX-SECURITIZATION STOOD AT €15,540 MILLION AND €17,847 MILLION, RESPECTIVELY, AS OF DECEMBER 31, 2002.



Economic environment in 2002



2002 saw a major economic slowdown throughout Europe from which the Spanish economy was not spared. The German, French and Italian economies grew by less than 1% in 2002, while the Spanish economy decelerated from 3% in 2001 to less than 2% in 2002. Private consumption, together with construction investment in public works and building, maintained the pace of activity in Spain. On the other hand, in an environment of economic cooling which raised fears of deflation in many of the world's major economies, Spain was notable for just the opposite, with a general inflation rate of nearly 4% at the end of the year.

Meanwhile, there was a certain recovery of the U.S. economy. Its growth was above 2%, although based essentially on something of a consumption bubble that was reflected particularly in car and house sales, while investment continued to fall fairly sharply despite the lower interest rates.

INTEREST RATE MARKET

The central banks held interest rates unchanged for most of the year as they waited to see the effect of the fairly aggressive cuts in the preceding year. In November the U.S. Federal Reserve cut rates by a further 0.5% to 1.25% and announced that it stood ready to continue with a monetary policy designed to stimulate the recovery of investor confidence.

The European Central Bank (ECB) was much more reluctant to reduce interest rates in the face of an inflation that slightly exceeded its target of 2% for the euro area as a whole, although major regions were near recession. Only at the end of the year did the ECB decide to lower rates by 0.50%, leaving the way open for further cuts in 2003.



INTEREST RATES

	December 2002	December 2001
Spain		
Intervention rate (ECB)	2.75%	3.25%
10-year bond	4.30%	5.20%
United States		
Intervention rate	1.25%	1.75%
10-year bond	3.80%	5.00%



FOREIGN EXCHANGE MARKET

The euro was the strongest of the world's major currencies in 2002, appreciating by 18% against the U.S. dollar and by 6% against the yen. This was more due to the weakness of the U.S. and Japanese economies than to the strength of Europe.

The stock market crisis made portfolio investment by Europeans and Japanese in the United States less attractive, which hampered the financing of the chronic U.S. trade deficit. In addition, interest rates fell in the United States, reflecting the fragility of its recovery.

The lack of structural reforms in the Japanese economy and its chronic dependence on exports meant that any appreciation of the yen in the foreign exchange market was only temporary. Also, the Japanese government itself has made little pretence in its advocacy of a weak yen policy.

EURO/U.S. DOLLAR AND EURO/YEN IN 2002


1.3
1.2
1.1
1.0
0.9
0.8
0.7
Euro/U.S. Dollar
130
120
110
100
90
80
70
Euro/Yen
Jan. Feb. Mar. Apr. May. Jun. Jul. Aug. Sep. Oct. Nov. Dec.
€/$
€/Y

STOCK MARKET

The world's main stock markets fell sharply in 2002 and the downward trend only slackened somewhat in the last quarter. At the worst time of the year, the Spanish stock market was 36% lower than at 2001 year-end, while some Western stock markets were down by over 50%.

Although initially the falls were centered on technology and telecommunications companies (which were the star performers of the nineties stock market boom), as the year progressed banks and insurance companies began to suffer from their exposure to the stock market downturn, whether in terms of credit risk or directly because of their industrial shareholdings. Few industries managed to avoid the debacle. For various reasons the traditionally most defensive industries (pharmaceuticals, electricity, insurance, etc.) suffered just as much, or more, from the stock market crisis than the market average.



PERFORMANCE OF THE MAIN STOCK MARKETS IN 2002

	Index	Performance in 2002
Spain	Ibex 35	-28%
United States	S&P 500	-24%
United States	Nasdaq	-32%
United Kingdom	FTSE 100	-24%
Germany	DAX	-44%
France	CAC 40	-33%
Japan	Nikkei	-21%



Market share



In 2002 Bankinter continued the trend of business growth seen in prior years, as reflected in the market shares represented by its main business figures.

A major factor contributing to this growth is the Bank's multichannel nature, which efficiently raises the potential for customer relationships with the Bank. These are facilitated by technological resources such as relational marketing and Client Relationship Management (CRM) tools, which enable the product offering to be effectively tailored to customers' needs and preferences.

MARKET SHARE (*)

(%)	2002	2001	2000	1999	1998
Income	2.39	2.48	1.97	3.47	3.60
Assets	3.46	3.32	3.15	2.78	2.80
Deposits plus debt securities	4.27	4.31	4.10	3.78	3.60
Mutual funds	4.81	4.50	4.30	4.60	4.81
Credit facilities and loans	4.49	4.65	4.77	4.03	3.79

(*) AEB (Spanish Banking Association) data.

Customer funds and credit facilities and loans

Bankinter's firm commitment to a multichannel model, quality, technology and personalization has been driving higher balance sheet growth in recent years. But in the ultimate analysis, 2002 was characterized by the quality of that growth, both in balance sheet totals and in the number of customers.

Not only does Bankinter continue to grow, but that growth is increasingly profitable, more efficient and free of solvency and default problems, with a balance sheet notable for its high quality from the risk standpoint and with a rigorous cost control policy.

CUSTOMER FUNDS AND CREDIT FACILITIES AND LOANS EX-SECURITIZATION


20,000
15,000
10,000
5,000
Millions of euros
1998
1999
2000
2001
2002
CUSTOMER FUNDS
CREDIT FACILITIES AND LOANS EX-SECURITIZATION

CUSTOMER FUNDS

On- and off-balance-sheet customer funds amounted to €22,697.6 million as of December 31, 2002, which represented growth of 1.89% with respect to 2001.

On-balance-sheet customer funds stood at €15,540.4 million at year-end, up 2.43% on 2001.

2002 was again characterized by financial market instability, which drove saving towards instruments such as demand, savings and time deposits in search of fixed or assured returns until fresh investment opportunities are forthcoming.

A notable development in 2002 was the growth in demand and time deposits of nonresident customers to €1,770 million, which was 49.7% higher than in 2001 and consolidated the growth trend initiated in earlier years. These figures reflect Bankinter's commitment to this customer segment which is increasingly numerous in Spain due to European integration and to which the Bank offers a global service tailored to customers' needs.

The Bank is also a major issuer of securities as part of its overall strategy to diversify its sources of financing.

Particularly important in this connection as an instrument for attracting customer funds are the Bank's promissory note issues, which grew significantly in 2002, with an outstanding balance of €1,889.5 million at year-end, 48.41% higher than the 2001 year-end figure. The promissory note issues are made under the high-liquidity Promissory Note Program registered with the Spanish National Security Market Commission (CNMV) for an amount of €2,000 million, increasable to €3,000 million. Bankinter's promissory notes have become one of its most important means of attracting funds from legal entities, particularly institutional investors, and Bankinter is one of the most active issuers in this market.

CUSTOMER FUNDS

				Variation 2002/2001	
thousands of euros	**12/31/02**	**12/31/01**	**12/31/00**	**Amount**	**%**
Deposits	**12,257,660**	**12,587,644**	**11,021,564**	**(329,984)**	**(2.62)**
Government entities	386,815	335,351	310,584	51,464	15.35
Residents	11,454,668	11,804,198	10,337,402	(349,530)	(2.96)
Demand deposits	4,631,684	4,494,803	3,832,824	136,881	3.05
Savings deposits	111,004	125,599	76,236	(14,595)	(11.62)
Time deposits	3,048,509	3,321,394	3,035,263	(272,885)	(8.22)
Repos	3,663,471	3,862,402	3,393,079	(198,931)	(5.15)
Other accounts	-	-	-	-	-
Nonresidents	416,177	448,095	373,578	(31,918)	(7.12)
Bonds and notes	**3,282,785**	**2,583,962**	**1,652,126**	**698,823**	**27.04**
Total	**15,540,445**	**15,171,606**	**12,673,690**	**368,839**	**2.43**



OFF-BALANCE-SHEET FUNDS

Off-balance-sheet funds grew by 0.73% in 2002, compared with negative growth of 1.29% in 2001, and this was achieved in a setting of high market instability and of more pronounced corrections than in previous years, which affected the assets under management in mutual and pension funds and the balances of customers' securities deposits.

Insurance and pension plans

2002 saw increases in participants of and contributions to pension funds and EPSVs (voluntary pension entities) as the pattern of growth set in previous years continued, with rises of 11.3% and 15.58%, respectively, compared with 2001. This growth was reflected in the assets of pension funds and EPSVs, which increased by 4.4% on 2001 year-end to €443.63 million, although they were affected by the general correction in equity markets throughout the course of the year, to which pension funds, as a form of long-term investment, are particularly exposed.

In the insurance area, 2002 brought considerable progress in the expansion and diversification of the insurance tranches and products marketed. The net level premium reserves were €878.8 million and the business volume was €143.5 million.

Ordinary life insurance decreased in overall terms, but increases were managed in policies taken out by individuals and in insurance sales associated with mortgages. This, along with the low level of claims in Bankinter's portfolio, resulted in excellent technical insurance income. This low claim rate was due to the rigorous risk selection criteria applied.

Unit-linked business decreased by 20% with respect to 2001, compared with a 40% decline in the market average, as a result of the poor stock market performance and the tax reform abolishing the taxation triggered by switching between mutual funds. In contrast, guaranteed capital insurance products performed strongly, with a business volume of €74.9 million, which lifted net level premium reserves to €554.9 million, up 7% on 2001.

Lastly, multiperil insurance took on greater importance as the volume of commissions collected rose by 34%. The product making the highest contribution was again home insurance, but an increasing proportion of commissions is coming from new products such as payment protection insurance, insurance against damages associated with lease transactions, automobile insurance, etc.

OFF-BALANCE-SHEET MANAGED FUNDS

				Variation 2002/2001	
thousands of euros	**12/31/02**	**12/31/01**	**12/31/00**	**Amount**	**%**
Mutual funds	5,380,001	5,248,094	5,250,239	131,907	2.51
Pension funds	443,198	419,891	374,245	23,307	5.55
Commercial paper	25,403	25,403	25,403	-	-
Government debt securities held to maturity	170,583	199,779	320,566	(29,196)	(14.61)
Treasury bills held to maturity	14,234	5,900	10,664	8,334	141.25
Other assets under management	1,123,691	1,206,275	1,216,971	(82,584)	(6.85)
Total	**7,157,110**	**7,105,342**	**7,198,088**	**51,768**	**0.73**

Mutual funds

The assets of mutual funds were affected by the irregular market performance and by the sizable stock market falls, in some cases to the levels of five years earlier.

In this environment of uncertainty, the assets in Bankinter Group mutual funds grew by 2.52%, mainly due to growth in contributions, the bulk of which were to money market funds. This changed the mix of the Group's mutual fund portfolio, since the proportion of money market funds to total mutual fund assets rose from 44.10% to 53.88% at 2002 year-end. Noteworthy in this connection was e-bankinter 1 FIAMM, the assets of which grew by 76.78% in 2002.

Gesbankinter, S.A., the Bankinter Group's mutual fund manager set up in 1986, is the seventh largest Spanish fund manager by volume.

As of December 31, 2002, the assets under management amounted to €5,380 million, distributed among 57 securities mutual funds (FIM) and nine money market funds (FIAMM).

The mix of the funds under management favored Gesbankinter during the crisis in the industry, and it achieved growth of 2.52%, whereas total mutual fund assets fell by 3.81% (data from Inverco). In addition to Gesbankinter funds, Bankinter markets the funds of another 15 international managers.

The personal income tax reform in 2003 abolishing taxation triggered by switching between mutual funds has instituted a new scenario for mutual fund investors which will unquestionably change the competitive framework for fund managers and intermediaries.

As with similarly important changes in the past, Bankinter views this new environment as an opportunity to continue creating value.

Bankinter is focusing its efforts on investment advice, high-quality management and a competitive product offering that will make it, once again, the benchmark in the new scenario.



MUTUAL FUND MIX BY ASSET TYPE


0.60
6.19
18.53
53.88
10.48
10.32
Money market funds
Bond funds
Equity funds
Guaranteed funds
Balanced funds
Funds of funds



CREDIT FACILITIES AND LOANS

In 2002 the Bank's credit facilities and loans grew by 2.15% on 2001 year-end to €15,006.7 million (€17,846.7 million, up 11.68%, disregarding the effect of mortgage securitizations).

Bankinter's lending again outgrew the market average in 2002, was untroubled by nonperforming loans and featured high-quality growth based on a high percentage of secured loans, a large number of borrowers, geographical and sectoral loan dispersion and strict approval and risk control policies.

Mortgage loans are the Bank's most important lending activity. Secured credit facilities and loans to resident borrowers grew by 19.57% to €12,861.94 million (before deducting securitized assets).

Consumer financing experienced notable growth in 2002 as a result of the introduction of an accessible, user-friendly financing mechanism for customers (preauthorized personal loans) available on the Internet. €63 million of preauthorized loans were granted to a total of 14,374 customers as of December 31, 2002. 45% of total preauthorized loans were arranged via the Internet.

As regards payment systems, the number of cards issued declined by 5.15% from 485,841 cards at 2001 year-end to 460,791 as of December 31, 2002. Card rationalization was carried out by canceling inactive cards, thereby eliminating the cost of cards which do not generate any offsetting revenue. However, billings for cards issued by Bankinter grew by 17.85% to €2,089.9 million, and the number of card transactions rose by 14.91% to €27.3 million.

CREDIT FACILITIES AND LOANS

				Variation 2002/2001	
thousands of euros	**12/31/02**	**12/31/01**	**12/31/00**	**Amount**	**%**
Lending to government entities	4,190	21,223	42,437	(17,033)	(80.26)
Lending to resident borrowers	14,794,971	14,294,615	13,203,569	500,356	3.50
Commercial bills	985,601	1,153,246	1,127,899	(167,645)	(14.54)
Secured loans	10,021,912	9,466,322	8,594,011	555,590	5.87
Secured loans ex-securitization	12,861,938	10,756,473	8,594,011	2,105,465	19.57
Leasing	565,037	556,425	528,093	8,612	1.55
Other credit facilities	3,222,421	3,118,622	2,953,566	103,799	3.33
Lending to nonresident borrowers	384,338	511,848	714,982	(127,510)	(24.91)
Nonperforming loans (*)	61,812	54,343	47,563	7,469	13.74
Subtotal	**15,245,311**	**14,882,029**	**14,008,551**	**363,282**	**2.44**
Loan loss allowance	238,642	191,273	140,717	47,369	24.77
Total	**15,006,669**	**14,690,756**	**13,867,834**	**315,913**	**2.15**
Total ex-securitization	17,846,694	15,980,907	13,867,834	1,865,787	11.68

(*) Excluding off-balance-sheet risks

CREDIT RISK

The trend shown by nonperforming loans was highly positive in 2002, and Bankinter was one of the top performers among the main Spanish banks in both the ratio of nonperforming loans to total risk exposure (0.31%) and the coverage by allowances (440.85%). These figures were among the best in Spain and at international level. Thus 2002 was another year of the traditionally excellent credit risk management at Bankinter.

The course followed by nonperforming loans was notable in both the SME and the Individuals segments. Thanks to improvements in control and monitoring tools and to the action of all loan managers and officers, the ratios and amounts of nonperforming loans in these segments were reduced.

Notable as regards the credit risk mix was the absence of risk exposure to emerging countries, marked sectorial diversity with no case of significant concentration and a 56% concentration in mortgage loans to individuals, with an automatic approval system proven over seven years and with a particularly prudent policy towards coverage and the economic effort required in loan recovery.

NONPERFORMING LOANS AND ALLOWANCES


300
250
200
150
100
50
0
Millions of euros
274.78
62.33
1998
1999
2000
2001
2002
Allowances
Nonperforming loans

NONPERFORMING LOANS COVERAGE


450
400
350
300
250
200
Percentage
440.85 %
1998
1999
2000
2001
2002

BREAKDOWN OF CREDIT FACILITIES AND LOANS

% of total credit facilities and loans

thousands of euros	Up to €150	€151 to €600	€601 to €3,000	€3,001 to €6,000	Over €6,001	Total
Up to 3 months	2.18	2.12	2.72	1.13	8.38	16.53
3 to 12 months	3.99	3.78	3.77	1.01	4.10	16.65
12 to 16 months	1.98	0.57	0.36	0.11	0.41	3.43
Over 36 months	44.21	13.69	3.52	0.93	1.04	63.39
Total	**52.36**	**20.16**	**10.37**	**3.18**	**13.93**	**100.00**

ANALYSIS OF CREDIT RISK

thousands of euros	12/31/02	12/31/01	12/31/00	Variation 2002/2001 Amount	%
Risk exposure	20,378,542	18,628,203	15,760,071	1,750,339	9.40
Total nonperforming balances	62,330	54,449	48,137	7,881	14.47
Total allowances	274,779	217,378	160,054	57,401	26.41
Mandatory allowances	272,779	212,946	159,356	59,833	28.10
Specific	32,778	30,814	30,496	1,964	6.37
General	240,001	182,132	128,860	57,869	31.77
Percentage figures					
Nonperforming loans/ total risk exposure	0.31	0.29	0.31	0.02	6.90
Recorded allowance/ nonperforming loans	440.85	399.23	332.50	41.62	10.43
Recorded allowance/ unsecured nonperforming loans	393.88	392.87	359.19	1.01	0.26

BREAKDOWN OF NONPERFORMING LOANS BY TYPE OF COLLATERAL

	12/31/02		12/31/01		12/31/00		Variation 2002/2001	
thousands of euros	Balance	%	Balance	%	Balance	%	Amount	%
Personal guarantee	37,403	60.01	29,423	54.04	26,496	55.04	7,980	27.12
Asset collateral	24,602	39.47	24,427	44.86	20,986	43.60	174	0.71
Cash collateral	325	0.52	599	1.10	654	1.36	(274)	(45.72)
Guaranteed by the public sector	-	-	-	-	-	-	-	-
Total nonperforming loans	**62,330**	**100.00**	**54,449**	**100.00**	**48,136**	**100.00**	**7,881**	**14.47**

VARIATIONS IN NONPERFORMING LOANS IN 2002

thousands of euros	2002	2001	2000	Variation 2002/2001 Amount	%
Opening balance (January 1)	**54,449**	**48,136**	**44,815**	**6,313**	**13.11**
+ Additions	125,327	104,644	88,028	20,683	19.77
- Recoveries	106,912	85,115	73,516	21,797	25.61
- Write-offs	10,534	13,216	11,191	(2,682)	(20.29)
Ending balance (December 31)	**62,330**	**54,449**	**48,137**	**7,881**	**14.47**
Balance of foreclosed assets	**10,386**	**10,548**	**16,444**	**(162)**	**(1.53)**

Customer segments



Customer business is the basis of our banking activity. Bankinter's customer business accounted for 134.92% of the total income from the various business areas in 2002.

Average customer funds, calculated on all the Bank's customer segments, grew by only 0.27%, partly because of the negative market trend in 2002. Average lending performed well, with an increase of 11.35%.

Income from customer business was €231.97 million, up 10.93% on 2001. This significant increase in Bankinter's activity was achieved by efficiently combining its perfect adaptation to the new economy with its strategy of evolving towards commercial banking and intensive development of distribution channels.

Special mention should be made of the Individuals segment, with an increase in income before taxes of 36.93%.

The method used in the presentation of the data as of December 31, 2001, differs from that used in the 2000 financial statements. This change came about because some customers were transferred to other segments in 2002.

CUSTOMER BUSINESS DATA

millions of euros	12/31/2002	12/31/2001	2002/2001 (%)
Average customer funds	17,401.50	17,355.34	0.27
Average credit facilities and loans	18,116.48	16,270.01	11.35
Income before taxes	231.97	209.11	10.93
Net present value	1,622.77	1,537.30	5.56
Economic value added	189.59	180.75	4.89
Efficiency (%)	48.93	50.69	(1.76)(*)
ROE (%)	22.07	22.70	(0.63)(*)
Customer satisfaction (*)	78.16	78.90	(0.94)



(*) Points



INDIVIDUALS

The average funds managed by the Bank in this customer segment as of December 31, 2002, amounted to €7,117 million.

Lending to individuals grew by 15.56% compared with 2001 year-end. The main increase resulted from the arrangement of 27,121 mortgage transactions totaling €2,736 million. These figures are much higher than would be expected from Bankinter based on the size of its branch network. On cumulative data as of October 2002, Bankinter's market share in terms of transaction volume was 11.23% considering only banks, and 6.75% considering the total market (banks + savings banks), according to figures issued by the Spanish National Statistics Institute. Of the total lending to Individuals, 94.36% related to mortgage loans.

Bankinter continues to place great importance on its presence in household economies through consumer financing and credit cards. The number of card transactions rose by 14%, which raised the volume to €1,832 million, up 16.31% on the volume in 2001.

Cross-sales per active customer as of December 31, 2002, were 5.74 products.

All the above led to growth in income before taxes of 36.93% over 2001.

millions of euros	12/31/2002	12/31/2001	2002/2001 (%)
Average customer funds	7.117,00	7.478,10	(4,83)
Average credit facilities and loans	11.878	10.279	15,56
Income before taxes	96,88	70,75	36,93
Net present value	1.150,35	1.088,96	5,64
Economic value added	73,69	56,49	30,44
Efficiency (%)	58,44	64,19	(5,75)(*)
ROE (%)	15,93	13,78	2,15(*)
Customer satisfaction (*)	78,27	78,85	(0,74)

(*) Points



banca privada bankinter b

PRIVATE BANKING



Bankinter Private Banking comprises two business divisions: Private Banking, for customers with liquid assets exceeding €150,000, and Personal Finance, for customers with high net worth (over €1.8 million).

The 3.04% growth in the basic margin in a year marked by unfavorable market performance was made possible by the nearly 5% growth in net interest revenue and by the more than 22% growth in service fees, although those from mutual funds declined by over 4% for the reasons explained above.

Accordingly, the significant growth in collateral customer business was what made this performance possible, although the substantial number of new customers in this segment must not be overlooked.

The notable decrease in securities volumes traded due to the negative market performance as regards revenues led to a sharp drop in purchase and sale fees. Also, the decline in the volume of portfolios under management meant a significant fall in fees dependent on asset volume.

Another noteworthy development was that, as a result of the advice provided to customs, the shift from equity funds to bond funds reduced the revenues from management fees, since they are lower at the latter than at the former.

It can be seen how investments grew by more than 26% in a year in which real estate acted as a notable alternative in attracting the investments of customers. This reduced the ROE to 60.58%, which nonetheless was still excellent compared with other banks.

The efficiency ratio, although standing at 36.95%, worsened by 3.31 percentage points due to the structural investments made in 2002.

millions of euros	12/31/2002	12/31/2001	2002/2001 (%)
Average customer funds	3.239,41	3.011,94	7,55
Average credit facilities and loans	967,59	692,14	39,80
Income before taxes	30,31	31,34	(3,29)
Net present value	201,94	185,56	8,83
Economic value added	28,31	30,11	(5,98)
Efficiency (%)	36,95	33,64	3,31(*)
ROE (%)	60,58	78,24	(17,66)(*)
Customer satisfaction (*)	78,26	78,15	0,14

(*) Points

banca privada bankinter

PERSONAL FINANCE



This business segment specialized in counseling and management of high net worth customers was of singular importance in 2002 because of the increase in SIMCAV open-ended investment companies, a vehicle particularly popular among this customer segment for routing their financial investments. There were 115 SIMCAVs at 2002 year-end, which meant that Bankinter was ranked fifth on INVERCO data.

The Advisory Centers set up in 2001 carried out in full their function of counseling customers in a year marked by the concern of equity market investors. This counseling made it possible to earn consolidated income before taxes in 2002 similar to that in 2001, after absorbing the structural costs of setting up the new Advisory Centers.

The provision of optimum counseling requires a thorough knowledge of the customers. CRM tools, together with the professional skills of Bankinter's private banking staff, played a large part in improving the customer loyalty ratio and in maximizing profitability by encouraging long-term relationships.

The provision to Personal Finance customers of overall services—designed to cover all matters of concern to them, ranging from the distribution of assets to legal, tax and even real estate counseling—enabled us to consolidate our market share and, consequently, raise the basic margin by 4.24%.

In this connection, mention should be made of a new service known as "bankinterallstars" providing integral counseling to top sportspeople and artists, which was inaugurated in December.

The funds under management in this business segment grew by nearly 9.18% in 2002, which clearly gives an idea of the positive performance in a particularly difficult year.

millions of euros	12/31/2002	12/31/2001	2002/2001 (%)
Average customer funds	2,033.90	1,743.20	16.68
Average credit facilities and loans	404.63	347.42	16.47
Income before taxes	16.44	16.56	(0.72)
Net present value	66.12	63.34	4.39
Economic value added	15.46	15.92	(2.89)
Efficiency (%)	25.65	22.08	3.57(*)
ROE (%)	69.85	82.47	(12.62)(*)
Customer satisfaction (*)	N/A	N/A	N/A

(*) Points



CORPORATE BANKING

The objective of the Corporate Banking segment is to provide customers with practical and innovative solutions to their operating and management requirements, both in day-to-day activities and in long-term investment projects. The purpose is to achieve improvements in efficiency for the Bank and customers that enable the cost savings arising from innovation and new technologies to be applied to the company's operations. An example of this is the channels used by Corporate Banking customers to deal with the Bank: 78.49% of our customers' transactions use Electronic Banking and the Internet as the main channel and only 13.35% of transactions are through the Branch Network.

In 2002 the Corporate Banking segment continued its successful strategy initiated in prior years, although the results were impaired by the economic slowdown and its effects on nonperforming loans. Significant improvements in costs were achieved through an increasingly rational management of general expenses, which led to an improvement of more than 5.38% in this connection.

Particularly worthy of comment was the effort made to increase fee collections as a means of ameliorating the decline in net interest revenue caused by lower market interest rates. Fees rose by 8.72% with respect to the 2001 figures.

millions of euros	12/31/2002	12/31/2001	2002/2001 (%)
Average customer funds	3,296.00	3,525.60	(6.51)
Average credit facilities and loans	2,879.80	3,138.90	(8.25)
Income before taxes	57.07	60.98	(6.39)
Net present value	61.82	69.82	(11.46)
Economic value added	46.39	52.62	(11.83)
Efficiency (%)	35.09	34.79	0.30(*)
ROE (%)	23.55	24.89	(1.34)(*)
Customer satisfaction (*)	79.14	79.38	(0.30)

(*) Points





SMALL BUSINESSES

In 2002 the SMEs segment achieved solid earnings growth and simultaneously stepped up the specialization and training of its professionals as part of the Bank's firm strategic commitment to this segment.

In this connection the SMEs segment is achieving the management of a higher number of customers and a higher volume of operations, while at the same time it has reduced operating costs. All this has been attained through the intensive use by customers of more efficient channels, which generate productivity improvements for companies and excellent service levels. Notably, as of December 31, 2002, 83.72% of customers had used the Internet in dealings with the Bank, and 48.19% customarily used this channel for their transactions.

Average total assets grew by 9.36%. The most noteworthy items were the financing of short- and medium-term investments, with an increase of 21.45%, and the funds under management, with an increase of 13.83%.

This growth was mainly based on the sound assessment of credit risk, which made it possible, in a year of sharp economic slowdown, to reduce nonperforming and doubtful loans in this business segment to 0.67%.

Significantly, the rate of return on equity (ROE) in 2002 was 22.13%.

As a result of the growing range of products and services for this segment, the average number of products per customer rose to 5.05%.

millions of euros	12/31/2002	12/31/2001	2002/2001 (%)
Average customer funds	1,715.19	1,596.50	7.43
Average credit facilities and loans	1,986.46	1,812.55	9.59
Income before taxes	30.84	29.52	4.44
Net present value	134.77	127.47	5.73
Economic value added	25.32	25.64	(1.27)
Efficiency (%)	50.94	50.73	0.21(*)
ROE (%)	22.13	23.03	(0.90)(*)
Customer satisfaction (*)	76.95	79.20	(2.84)

(*) Points

Capital Markets and Treasury

OPERATIONS OF THE TREASURY AND CAPITAL MARKETS DIVISION

EQUITY MARKET
PUBLIC OFFERINGS FOR SALE/SUBSCRIPTION OF SHARES

The negative equity market performance in 2002 meant that many companies were forced to postpone their public offerings for an indefinite period. Despite this, Bankinter continued to be a benchmark for both investors and companies, and participated in both placements as an underwriter and placement agent in the retail and institutional tranches.

Also, mention should be made of the value added in these placements by the reports of Bankinter's Analysis Department. The quality and independence of its counseling is increasingly valued by both retail and institutional investors.

BOND MARKET

In 2002 the bond markets completed the transformation and change process initiated with the introduction of the euro. This resulted in the definition of three lines in the fixed-income markets: government bonds, corporate bonds and securitization bonds.

The government bond market was marked by two clear features throughout the year: on the one hand, the expectations of interest rate cuts from the second half of the year and, on the other, the growing concern for the budget deficits of various European countries, most notably Germany.

In 2002 Bankinter was again a benchmark entity in the Spanish government debt market. Its share of the Spanish Treasury's issues in the primary market was 2.05% and that of the 10-year tranche (the most liquid) was 3.65%. Its share of the secondary market increased significantly and it acted as the counterparty in 13.76% of the volume traded in Senaf (electronic government debt market).

In the corporate bond market, the interest rate differentials with respect to government bonds widened significantly as a result of the stock market downturn. Among the issuer groups, the performance of the European telecommunications industry improved considerably and its status changed from that of a high-risk industry to that of a stable industry with good performance and little volatility. The same cannot be said of other industries such as automotive or finance, in which the yield differential compared with government bonds widened significantly.



The third market, that of asset securitization bonds, was unquestionably the star market of 2002. The large volume of mortgage securitization issues, improvement in liquidity of the secondary market and considerable stability of differentials made these bonds an active refuge of great popularity among institutional investors.

BANKINTER'S LIQUIDITY AND FUNDING IN THE CAPITAL MARKETS

An efficient balance sheet and equity management policy requires flexibility and foresight in managing the various instruments used to raise financing in the capital markets.

Bankinter has various financing programs and instruments in the Spanish and international markets to obtain financing or to issue all types of securities at short term (promissory notes, euro commercial paper) and long term (bonds, debentures and notes, mortgage bonds) in any form of debt (secured, senior, subordinated, etc.).

In 2002 the issues focused on the short-term, both under the Bankinter Promissory Note Program and the Euro Commercial Paper Program. The average outstanding balance of these programs amounted to €1,603.5 million and €624.67 million, respectively.

An essential component of this activity is the securitization of mortgage loans, successfully initiated in prior years. Bankinter has become a benchmark in this field and in 2002 launched two new securitization issues: the first was launched in September 2002 on 12,267 mortgage loans, for a total amount of €1,025 million, and the second was launched in December 2002 on 8,802 mortgage loans, for €710 million. The recurring issuance of mortgage securitization bonds by Bankinter has converted these issues into a benchmark for European institutional investors. This has enabled Bankinter to obtain liquidity and capital at a very competitive cost.

Therefore, securitization is an essential management tool for Bankinter if it is to continue to grow in a healthy, profitable and efficient manner.

The liquidity situation in 2002, measured in terms of dependence on the interbank market and excluding transactions against assets, as of the last day of each month, was as follows:

DEPENDENCE ON INTERBANK MARKET


0
-500
-1,000
-1,500
-2,000
-2,500
Millions of euros
Jan.
Feb.
Mar.
Apr.
May.
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.02



RISK CONTROL



The Board of Directors, acting through the Audit and Regulatory Compliance Committee, the Audit Division and the Institutional Control Unit, guides and supervises the accounting policies and internal control systems and procedures, in relation to all the risks involved in the Bank's activity, and the prevention of money laundering pursuant to current legislation. The objective is to properly manage risk and optimize such management through the assets, liabilities and hedging instruments available to the Bank.

For this purpose, the Board of Directors approves and periodically reviews the main credit risks and sets and updates the operating limits of Treasury and Capital Markets in application of the current Bank of Spain Circulars.

Bankinter places particular emphasis on the identification, measurement, control and monitoring of the following risks:

1. Credit risk.
2. Interest rate risk.
3. Market risk.
4. Currency risk.
5. Liquidity risk.
6. Equity price risk.
7. Derivatives risk.
8. Operational risk.

The audit and internal control systems also encompass other risks inherent in the Group's activity, such as legal, tax, fraud and technology risk.

The Asset-Liability Committee (ALCO), which is directly responsible for managing overall interest rate and liquidity risk, adopts the most appropriate investment and hedging strategies to mitigate the impact of interest rate fluctuations and determines the financing policies.

An internal project is in progress at the Bank to analyze the new developments of all kinds arising from the future regulation by the BIS (Bank for International Settlements) in different areas (market risk, credit risk, operational risk, etc.) and to optimize management of the Group's equity and liquidity.

Some of the aforementioned institutional risks are analyzed below, taking into account the Recommendation of the European Commission dated June 23, 2000 on the publication of information relating to financial and other instruments, which was adopted by the Bank of Spain and remitted to banks by the Spanish Bankers' Association in December 2001.



INTEREST RATE AND LIQUIDITY RISK MANAGEMENT

General policy of the Bank and balance sheet management

The purpose of Bankinter's policy on interest rate and liquidity risk control is to manage the impact of interest rate variations on the balance sheets and income statements of the Bank and of the consolidated Group.

The methodology used by the Bank is a model for the integral management, measurement and control of the Bank's asset and liability interest rate risk which is known as the gap model. It consists of an interest rate map which is based on certain working assumptions and defines the Bank's risk exposure to market variations in interest rates.

For this purpose, Bankinter's balance sheet is divided into various tranches structured by interest rate renewal period.

The situation of the interest rate map as of December 31, 2002, was as follows:

thousands of euros

Period	ASSETS	LIABILTITIES	GAP
Up to 1 month	9,358,052.63	9,320,175.08	37,877.55
Up to 3 months	1,490,404.67	4,481,683.30	(2,991,278.63)
Up to 9 months	5,078,545.30	3,919,421.14	1,159,124.15
Up to 1,5 years	2,446,094.17	645,518,90	1,800,575.26
Up to 3 years	196,219.00	512,465.39	(316,246.39)
Up to 6 years	534,961.61	196,883.77	338,077.84
Over 6 years	3,156,216.13	3,383,606.64	(227,390.51)

A monthly interest-rate risk simulation of the balance sheet is performed to estimate the influence that interest rates may have on the spread, with a 12-month time horizon.

Bankinter's liquidity risk strategy involves the coordinated management of its balance sheet assets and liabilities and, specifically, of its interbank assets and liabilities.

The liquidity risk control tools used are the liquidity gap and the interbank market status report.

This information is obtained automatically every day and furnishes the projected cash inflows and outflows for a given period.

Treasury and capital markets operations

In addition to providing overall interest rate and liquidity risk management services, the Treasury and Capital Markets Division operates in the markets to take advantage of the business opportunities that arise.

To carry out these functions, the Division uses all available financial instruments, including interest rate, exchange rate and equity derivatives.

The financial instruments traded must generally be sufficiently liquid and hedgeable.

For this purpose, the Board of Directors of Bankinter, S.A. has established limits and internal measurement procedures for the risk on each of the products and markets in which the Division trades. These limits are reviewed annually.

The limits set depend on the financial instrument being traded. Limits have been established for interest rate, currency and equity price risk, in addition to specific risk limits for trading in derivatives. These limits establish maximum exposures based on stop-loss or maximum loss rules, as well as using value-at-risk (VAR) methodology.

Specific limits have also been set for credit and counterparty risk, and the markets in which trading is authorized have been specified.

The method for setting limits in the Treasury and Capital Markets Division makes use of a delegation arrangement. The related information is available to the control committees in the internal databases maintained for this purpose.

MARKET RISK
VAR

Market risk is measured by value-at-risk (VAR) methodology, which quantifies the maximum potential loss that can arise from a given portfolio with a 95% confidence level and a one-day time horizon. VAR is calculated by the parametric model, which is based on the statistical assumption that changes in market prices follow a normal probability distribution.

The following table shows the VAR arising from fixed-income and equity securities and from exchange rates. The data refer to average VAR and VAR at 2002 year-end.



thousands of euros

	Average	Year-end
VAR – Fixed-income securities	8.14	9.71
VAR – Equities	1.21	2.07
VAR – Exchange rates	0.03	0.03
Total VAR	**9.38**	**11.81**



Stress test

Stress test estimates quantify the maximum potential loss in portfolio value under extreme scenarios of change in the risk factors to which the portfolio is exposed. This measure supplements that of value at risk.

The following table shows the estimated data on average and 2002 year-end stress test.

thousands of euros

	Average	Year-end
Stress – Fixed-income securities	93.27	76.54
Stress – Equities	9.61	18.41
Stress – Exchange rates	0.62	0.74
Stress – Derivatives	1.01	0.68
Total Stress	**104.51**	**96.37**

The scenarios used are as follows:

a) Interest rate scenarios: for terms in the curve below three months, a variation of 200 basis points with respect to current rates; for terms from three months to two years, a variation of 125 basis points; for terms from two years to ten years, a variation of 75 basis points; and for terms above ten years, a variation of 50 basis points.
b) Equity scenarios: Stock market fall of 30%.
c) Exchange rate scenarios: Variations of the euro against the currencies of non-emerging countries of 5%.
d) Volatility scenarios: Rise in volatility of 60%.

CREDIT RISK

Acting under the authority delegated to it by the Board of Directors and without prejudice to the transactions referred to the Board for approval or information, the Loan Committee exercises all the functions involved in the general management of credit risk and supervises the powers granted to Risk Management and to the organizations, branches and other centers of the Bank.

In this connection, it sets the risk policies of the Bank's various areas; fixes the limits on the powers delegated to subordinate bodies; approves the transactions not included in the foregoing category because of their amount; periodically controls and monitors risks and the related exposure, both to the most important customers and to the main sectors; and generally decides everything relating to credit risk management, including the control and monitoring of past-due balances and nonperforming loan recovery.

Credit risk management is structured to address the various customer areas and segments and carries out loan approval, the subsequent loan control and monitoring, and any required collection of nonperforming loans. It is also responsible for developing and improving the various scorings, ratings and other computer applications used in the area.

The following table shows the main credit risk exposure of the capital markets activity, grouped by product and for the various rating levels.

RISK BREAKDOWN BY RATING

Thousands of euros	AAA	AA	A	BBB	BB	Non-rated companies
Fixed-income securities	16,072.03	10.15	1,912.22	13.10	2.37	0.56
IRS > 1 year	46,000.00	1,205,731.94	371,246.94	-	-	2,970,340.48
Interest rate options (purchased)	-	-	34,582.24	-	-	2,429.09
Securities options (purchased)	-	75,476.26	50,785.75	-	-	-

CREDIT RISK ON POSITIONS IN OTC DERIVATIVES, CALCULATED BY ORIGINAL RISK METHOD

thousands of euros	Face Value	Adjusted Face Value
IRS	9,312,374	617,066
Cross currency swaps	237,866	30,923
Total swaps	**9,550,240**	**647,989**
Securities and interest rate options purchased	163,273	59,567
Total options purchased	**163,273**	**59,567**
Options written	1,016,399	508,199
Total options written	**1,016,399**	**508,199**



ACTIVITY TABLES

Following are tables of the fixed-income positions, classified by issuer and maturity, and of the positions in OTC derivatives (IRS and interest rate, exchange rate and securities options), classified by maturity.

thousands of euros

		Maturity from 0-1 Years (In 2003)	Maturity from 1-5 Years (From 2004-2008)	Maturity from 5-10 Years (From 2009-2013)	Maturity Over 10 Years (From 2014-)
FIXED-INCOME SECURITIES					
	BOOK VALUE	-	17,921.86	82.18	6.39
	FAIR VALUE	-	16,342.07	84.61	6.86
GOVERNMENT DEBT SECURITIES					
	BOOK VALUE	16,353.62	729,143.27	1,574,731.23	178,573.27
	FAIR VALUE	16,371.27	732,775.97	1,633,589.31	188,968.32
REGIONAL GOVERMENTS AND OTHER GOVERMENT AGENCIES					
	BOOK VALUE	521.87	7,989.72	122.36	-
	FAIR VALUE	517.42	7,953.03	129.19	-
BANKINTER MORTGAGE SECURITIZATION					
	BOOK VALUE	-	30,313.04	-	1,188,509.88
	FAIR VALUE	-	30,376.41	-	1,190,041.86

TRADING OTC DERIVATIVES

thousands of euros

	Up to 1 Year	1-5 Years	5-10 Years	> 10 Years	Net Replacement Value
IRS	220,719.46	467,232.33	236,101.45	-	(6,838.46)
CMS	523,350.00	800,000.00	-	-	(196.77)
Interest rate options	17,178.93	42,471.33	-	4,531.63	(20.54)
Subtotal OTC interest rates	**761,248.38**	**1,309,703.66**	**236,101.45**	**4,531.63**	**(7,055.77)**
Exchange rate options	47,120.59	-	-	-	(42.30)
Subtotal OTC exchange rates	**47,120.59**	-	-	-	**(42.30)**
Total derivatives	**808,368.98**	**1,309,703.66**	**236,101.45**	**4,531.63**	**(7,098.07)**

HEDGING OTC DERIVATIVES

thousands of euros

	Up to 1 Year	1-5 Years	5-10 Years	> 10 Years
IRS	237,865.93	151,569.82	68,172.80	3,275,227.76
CMS	3,570,000.00	-	-	-
Subtotal OTC interest rates	**3,807,865.93**	**151,569.82**	**68,172.80**	**3,275,227.76**
Securities options	391,341.02	813,259.49	15,000.00	-
Subtotal OTC securities	**391,341.02**	**813,259.49**	**15,000.00**	-
Total derivatives	**4,199,206.95**	**964,829.32**	**83,172.80**	**3,275,227.76**

Venture Capital



Venture capital financing is defined as the provision of medium- and long-term funds to small and medium-sized enterprises in the start-up or growth phase, generally through the acquisition of a minority shareholding which it is intended to maintain in the long term. The consideration for the risk assumed and the long maturation period required usually comes, if the investment is successful, in the form of capital gains.

This venture capital activity is carried on by the Bankinter Group through three subsidiaries: Intergestora, S.C.R., S.A., Intergestora Nuevas Tecnologías, S.C.R., S.A. and Ebankinter Internet Factory, S.C.R., S.A. Investment policy in this area is conditioned by the objective of adding value for Bankinter by investing in talent and ideas that generate intellectual capital and in companies that offer clear synergies with the Bank's strategy.

Investments are made both in companies in the development stage and in recently formed companies with projects that have high growth potential. An active market enabling divestments is important for the venture capital activity because it permits investments made in previous stages to be liquidated and stakes in higher-risk projects to be acquired. Thus the sale of investees, which is necessary to cover management expenses and make further investments in new business projects of similar characteristics, significantly boosted the performance of the Group's venture capital activity in 2002 compared with previous years.

SUMMARY OF ACTIVITY

Capital under management	€37,263 thousand
Investments in the year	€2,608 thousand
Number of full investments	3
Number of partial investments	3
Divestments in the year	€14,800 thousand
Number of full divestments	4
Number of partial divestments	2
Investments held	21



Earnings
:07

IN 2002 THE BANKINTER GROUP INCREASED ITS ATTRIBUTED NET INCOME BY 12.16%, SHOWING ONE OF THE BEST POSITIVE TRENDS IN THE MARKET. ALSO, THE STATEMENT OF INCOME REFLECTS GROWTH OF THE MAIN BUSINESS AGGREGATES.



Earnings



Bankinter's earnings ratify the trend of improvement in profitability and efficiency initiated in prior years. This trend faithfully reflects the profitable growth strategy resulting from both business improvement and significant cost containment. This performance is evidenced by the increases in the main business figures: average total assets up by 8% (ex-securitization); net interest revenue by 5.6%, basic margin by 6.5% and net operating income by 6%.

At 2002 year-end the net interest revenue amounted to €388.45 million, up 5.6% on 2001. This increase in net interest revenue reflects both business growth and an improvement in the customer spread. Regard should also be had to the effect of securitizations, since the margin on securitized mortgages is deducted from the net interest revenue, although a portion of this margin is reflected as fees in the income statement.

Fees, which rose by 9.17% in 2002 to €139.86 million, reflect the significant increase in customer business. Noteworthy was the increase in collection and payment fees. The "Other Fees" caption includes the effect of the securitization and mention should be made of the significant rise of fees paid to the Agent Network and to Virtual Banking, which shows the progress of these networks as income generators for the Bank as a whole. On the negative side, the fees collected in mutual funds reflect the poor stock market performance, although Bankinter was able to maintain a positive inflow of funds during the year.

The basic margin was €528.3 million, up 6.5% on 2001. The revenue from financial transactions amounted to €19.8 million, down 65.23% on 2001. The weight of this revenue stream is less and less important with respect to the Bank's total revenue and the weight of revenues from the pure banking business is increasing. Thus, gross operating income totaled €548.12 million, down 0.89% on 2001.

In the cost area, mention should be made of the significant cost containment effort made, particularly in the Other Administrative Expenses account, where a reduction of 8.83% was achieved with respect to the preceding year. The cost containment effort focused mainly on technology, marketing and advertising. Investments in the Internet accounted for 7.9% of total expenses, as compared with 12.5% in 2001, and this figure will probably continue to decrease since the major investment effort in this area is now complete and only the resources required for its maintanance and improvement will be necessary.

Personnel expenses stood at €166.89 million, of which €5.0 million relate to the provisions required for convertible debentures for employees and €14.6 million relate to the redemption of Convertible Debenture Issue IV for employees, the balancing entry for which was a credit to the "Extraordinary Income" caption, which neutralizes the impact on the income statement.

Net operating income was €242.70 million, up 6% on 2001.

The income from companies accounted for by the equity method shows a significant increase (12.07%) with respect to 2001, mainly due to the contribution of Bankinter Seguros de Vida, and the income contributed by ENCE (€1.69 million) and by Línea Directa Aseguradora (€2.93 million), although Sogecable contributed a loss of €2.38 million.

Loan loss provisions amounted to €66.3 million in 2002, a decrease of 3.4% with respect to 2001. Mention should be made of the significant increase in the provision to the allowance for the statistical coverage of loan losses, which was €45.4 million in 2002, due to the strong growth of lending at Bankinter and the maintenance of nonperforming loans at low levels. However, these provisions enable Bankinter to reach earlier the total allowance amount required by the Bank of Spain.

Group income before taxes amounted to €186.20 million, up 10.92% on 2001. Attributed net income was €110.33 million, a 12.16% increase with respect to 2001.

COMPARATIVE STATEMENTS OF INCOME

Thousands of euros	2002	2001	2000	Variation 2002/2001 Amount	%
Average total assets	**22,321,380**	**21,821,517**	**18,091,378**	**499,863**	**2.29**
Interest and similar revenues	983,326	1,104,202	855,435	(120,876)	(10.95)
Of which: Fixed-income securities	108,749	130,659	69,480	(21,910)	(16.77)
- Interest and similar expenses	595,525	737,574	574,413	(142,049)	(19.26)
+ Equities portfolio revenues	646	1,312	1,534	(666)	(50.76)
- Equity securities	561	603	522	(42)	(6.97)
- Investments in non-Group companies	85	708	1,012	(623)	(87.99)
- Investments in Group companies	-	1	-	(1)	(100.00)
= Net interest revenue	**388,447**	**367,940**	**282,556**	**20,507**	**5.57**
+ Net fees	139,657	128,110	142,103	11,747	9.17
Fees collected	191,382	182,939	190,567	8,443	4.62
Fees paid	51,525	54,829	48,464	(3,304)	(6.03)
= Basic margin	**528,304**	**496,050**	**424,659**	**32,254**	**6.50**
+ Revenue from financial transactions	19,818	56,998	64,092	(37,180)	(65.23)
= Gross operating income	**548,122**	**553,048**	**488,751**	**(4,926)**	**(0.89)**
+ Other operating revenues	12,561	10,591	10,795	1,970	18.60
- General administrative expenses	290,791	304,622	276,016	(13,831)	(4.54)
Personnel expenses	166,888	168,715	138,025	(1,827)	(1.08)
Of which:					
- Wages and salaries	109,730	116,009	101,313	(6,279)	(5.41)
- Employee welfare expenses	27,449	26,445	24,733	1,004	3.80
Of which: Pension payments	3,052	2,910	2,815	142	4.88
- Other administrative expenses	123,903	135,907	137,991	(12,004)	(8.83)
- Depreciation, amortization and write-downs of property and equipment and intangible assets	22,365	23,162	22,861	(797)	(3.44)
- Other operating expenses	4,824	6,822	4,443	(1,998)	(29.29)
= Net operating income	**242,703**	**229,033**	**196,226**	**13,670**	**5.97**
+/- Net gains (losses) on companies accounted for by the equity method	18,615	15,997	10,537	2,618	16.37
- Amortization of consolidation goodwill	2,640	1,958	879	682	34.83
+ Gains on Group transactions	14,567	5,255	10,870	9,312	177.20
- Losses on Group transactions	16,484	694	1,723	15,790	2,275.22
- Write-offs and provisions for loan losses	66,263	68,597	46,409	(2,334)	(3.40)
Of which: Statistical loan loss allowance	45,359	34,680	18,187	10,679	30.79
- Write-downs of long-term investments	1,853	6,159	2,069	(4,306)	(69.91)
- Provision to general risk allowance	(24)	(24)	(221)	-	-
+ Extraordinary income	27,233	19,124	10,485	8,109	42.40
- Extraordinary charges	29,700	24,153	24,771	5,547	22.97
= Income before taxes	**186,202**	**167,872**	**152,488**	**18,330**	**10.92**
- Corporate income tax	66,716	59,259	53,519	7,457	12.58
- Other taxes	-	-	-	-	-
= Consolidated net income	**119,486**	**108,613**	**98,969**	**10,873**	**10.01**
- Income attributed to minority interests	9,157	10,248	10,007	(1,091)	(10.65)
= Income attributed to the Group	**110,329**	**98,365**	**88,962**	**11,964**	**12.16**

QUARTERLY STATEMENTS OF INCOME, 2002

	2002				2001
Thousands of euros	**December**	**September**	**June**	**March**	**December**
Interest and similar revenues	251,821	251,461	240,459	239,585	262,556
Of which:					
Fixed-income securities	29,332	26,515	26,089	26,813	35,375
- Interest and similar expenses	153,039	156,297	143,888	142,301	162,179
+ Equities portfolio revenues	20	201	368	57	89
= Net interest revenue	**98,802**	**95,365**	**96,939**	**97,341**	**100,466**
+ Net fees	37,657	33,247	34,864	34,089	34,121
= Basic margin	**136,459**	**128,612**	**131,803**	**131,430**	**134,587**
+ Revenue from financial transactions	710	5,730	4,818	8,560	10,475
= Gross operating income	**137,169**	**134,342**	**136,621**	**139,990**	**145,062**
- Operating expenses	85,770	66,700	72,221	66,100	93,019
a) Personnel expenses	49,940	38,036	40,420	38,492	56,941
b) Other general expenses	35,830	28,664	31,801	27,608	36,078
- Depreciation and amortization expense	5,476	5,730	5,619	5,540	5,723
+ Other operating revenues	3,052	1,559	1,815	1,311	842
= Net operating income	**48,975**	**63,471**	**60,596**	**69,661**	**47,162**
+/- Net gains (losses) on companies accounted for by the equity method	4,121	6,023	4,632	3,839	6,530
- Amortization of consolidation goodwill	659	658	659	664	791
+ Gains on Group transactions	(887)	(2,633)	(491)	2,094	66
- Write-offs and provisions for loan losses	17,831	15,157	17,198	16,077	14,331
Of which: Statistical loan loss allowance	11,228	9,995	12,410	11,726	5,556
- Write-downs of long-term investments	515	1,247	(21)	112	4,605
+/- Net extraordinary income (charges)	15,047	(6,219)	(4,930)	(6,341)	10,965
= Income before taxes	**48,251**	**43,580**	**41,971**	**52,400**	**44,996**
- Corporate income tax	17,127	15,866	15,032	18,691	15,098
- Other taxes	-	-	-	-	-
= Consolidated net income	**31,124**	**27,714**	**26,939**	**33,709**	**29,898**
- Income attributed to minority interests	2,037	2,570	2,079	2,471	2,937
= Income attributed to the Group	**29,087**	**25,144**	**24,860**	**31,238**	**26,961**





OPERATING PROFITABILITY

	2002	2001	2000
Average total assets	**100.00**	**100.00**	**100.00**
Interest and similar revenues	4.41	5.06	4.73
Of which: Fixed-income securities	0.49	0.60	0.38
- Interest and similar expenses	2.67	3.38	3.18
+ Equities portfolio revenues	0.00	0.01	0.01
- Equity securities	0.00	0.00	0.00
- Investments in non-Group companies	0.00	0.01	0.01
- Investments in Group companies	0.00	0.00	0.00
= Net interest revenue	**1.74**	**1.69**	**1.56**
+ Net fees	0.63	0.58	0.79
Fees collected	0.86	0.83	1.06
Fees paid	0.23	0.25	0.27
= Basic margin	**2.37**	**2.27**	**2.35**
+ Revenue from financial transactions	0.09	0.26	0.35
= Gross operating income	**2.46**	**2.53**	**2.70**
+ Other operating revenues	0.05	0.05	0.06
- General administrative expenses	1.30	1.39	1.53
Personnel expenses	0.75	0.77	0.77
Of which: wages and salaries	0.49	0.53	0.56
Employee welfare expenses	0.12	0.12	0.14
Of which: Pension payments	0.01	0.01	0.02
Other administrative expenses	0.55	0.62	0.76
- Depreciation, amortization and write-downs of property and equipment and intangible assets	0.10	0.11	0.13
- Other operating expenses	0.02	0.03	0.02
= Net operating income	**1.09**	**1.05**	**1.08**
+/-Net gains (losses) on companies accounted for by the equity method	0.08	0.07	0.06
- Amortization of consolidation goodwill	0.01	0.01	0.00
+ Gains on Group transactions	0.06	0.02	0.06
- Losses on Group transactions	0.07	0.00	0.01
- Write-offs and provisions for loan losses	0.30	0.31	0.25
- Write-downs of long-term investments	0.01	0.03	0.01
- Provision to general risk allowance	(0.00)	(0.00)	(0.00)
+ Extraordinary income	0.12	0.09	0.06
- Extraordinary charges	0.13	0.11	0.14
= Income before taxes	**0.83**	**0.77**	**0.85**
- Corporate income tax	0.30	0.27	0.30
- Other taxes	0.00	0.00	0.00
= Consolidated net income	**0.53**	**0.50**	**0.55**
- Income attributed to minority interests	0.04	0.05	0.06
= Income attributed to the Group	**0.49**	**0.45**	**0.49**

PROFITABILITY BY BUSINESS AREA



Notable as regards profitability by business area was the 10.93% increase in the income from customer business, as a result of which this business area accounts for 134.92% of the total for all business areas. Most worthy of comment in the various customer segments were the 36.93% growth in income before taxes in the Individual Banking segment; the 4.44% growth in the SMEs segment and the improvement in certain management ratios such as ROE (22.07%) and the efficiency ratio (48.93%).

The income from treasury trading amounted to €20.73 million, down 13.08% on 2001. As in prior years, a portion of the income from treasury trading was allocated to voluntary provisions. The "Other Businesses" area reported income of €5.91 million after several years of losses. The Corporate Center caption, which includes all the expenses which cannot be allocated to any specific business area and the return on equity, amounted to €10.31 million.

PROFITABILITY BY BUSINESS AREA*

	data in %		thousands of euros	
	2002	**2001**	**2002**	**2001**
Customer business	134.92	137.55	231,967	209,114
Treasury trading	12.06	15.69	20,728	23,848
Other businesses	3.44	(4.85)	5,908	(7,379)
Corporate center	6.00	8.45	10,309	12,845
Amortizaciones y dotaciones	(56.41)	(56.83)	(96,980)	(86,396)
Total	**100.00**	**100.00**	**171,932**	**152,032**

* The data for 2001 were obtained in accordance with the new accounting method implemented at the Bank.



YIELDS AND COSTS

The table on the following page shows a breakdown of net interest revenue in the statement of income, taking into account the relative weight and rates of the assets and liabilities in the balance sheet.

The chart below shows that the customer spread, calculated as the difference between the average return on lending and the average cost of customer funds, remained in line with the spread as of December 2001. The performance is more significant when compared with reference rates, which decreased by 40 basis points in the same period. The yield on net interest revenue increased from 1.69% in December 2001 to 1.74% in December 2002.



Percentage
6.00
5.50
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
4.89%
4.46%
2.84%
2.46%
2.05%
2.00%
Dec. 01
Jan.
Feb.
Mar.
Apr.
May.
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.02
Return on lending
Cost of customer funds
Customer spread

YIELDS AND COSTS

	2002				2001			
thousands of euros	**Average Balance**	**Relative Weight (%)**	**Revenue or Expense**	**Average Rate (%)**	**Average Balance**	**Relative Weight (%)**	**Revenue or Expense**	**Average Rate (%)**
Assets								
Cash on hand and deposits at central banks	217,913	0.98	6,247	2.87	220,794	1.01	7,364	3.34
Government debt securities	1,692,328	7.58	81,168	4.80	1,946,112	8.92	91,788	4.72
Due from banks	2,962,378	13.27	156,313	5.28	2,763,985	12.67	159,929	5.79
Credit facilities and loans a)	15,416,115	69.06	712,017	4.62	14,733,586	67.52	806,250	5.47
Fixed-income securities	706,748	3.17	27,581	3.90	788,176	3.61	38,871	4.93
Equity securities	167,042	0.75	646	0.39	155,190	0.71	1,312	0.85
Average earning assets	**21,162,524**	**94.81**	**983,972**	**4.65**	**20,607,843**	**94.44**	**1,105,514**	**5.36**
Property and equipment and intangible assets	159,021	0.71			156,721	0.72		
Other assets	999,835	4.48			1,056,953	4.84		
Average total assets b)	**22,321,380**	**100.00**	**983,972**	**4.41**	**21,821,517**	**100.00**	**1,105,514**	**5.07**
Liabilities and capital								
Due to banks	3,691,563	16.54	164,801	4.46	3,689,780	16.91	184,018	4.99
Customer deposits c)	13,272,938	59.46	334,495	2.52	13,380,203	61.32	452,567	3.38
Bonds and notes d)	2,616,185	11.72	83,489	3.19	2,068,201	9.48	89,808	4.34
Subordinated debt	197,767	0.89	12,740	6.44	197,767	0.91	11,181	5.65
Average interest-bearing funds	**19,778,453**	**88.61**	**595,525**	**3.01**	**19,335,951**	**88.62**	**737,574**	**3.81**
Other liabilities	1,417,167	6.35			1,409,379	6.45		
Equity	1,125,760	5.04			1,076,187	4.93		
Average total funds e)	**22,321,380**	**100.00**	**595,525**	**2.67**	**21,821,517**	**100.00**	**737,574**	**3.38**
Net interest margin b-e			**388,447**	**1.74**			**367,940**	**1.69**
Customer spread a-(c+d)			**294,033**	**1.99**			**263,875**	**1.96**

ANALYSIS OF OPERATING COSTS

Total operating costs decreased by 5.74% in 2002 to €305.42 million. Personnel expenses amounted to €166.89 million, down 1.08% on 2001, and general expenses, at €123.9 million, decreased by 8.83% with respect to the preceding year.

The wages and salaries account in the personnel expenses caption fell by 5.41% whereas the number of employees remained virtually unchanged during the year.

As regards personnel expenses, mention should be made of the provision for convertible debentures for employees. The accrued portion of the value of the options implicit in Convertible Debenture Issue I for employees was recorded as personnel expenses; the balancing entry is a liability accrual account qualifying as equity for the purposes of compliance with the requirements of Bank of Spain Circular 5/1993. €5.1 million were recorded as personnel expenses in this connection in 2002. Although this amount reduced net income, it is not an actual expense and, therefore, does not affect the Bank's value or the volume of computable equity.

As a result of the early redemption of Convertible Debenture Issue IV for employees, the Bank recorded a personnel expense of €14.6 million for the difference between the initial value of the options implicit in this issue and their value on the redemption date. The balancing entry was in the "Extraordinary Income" caption.

€2.9 million relating to the 2002 amount of the multiyear incentive plans were recorded as personnel expenses.

General expenses amounted to €123.9 million, down 8.83% on 2001. The Bank is implementing cost containment measures which have a positive effect on its statement of income. Advertising and technology expenses were the most affected by these measures.

The efficiency ratio, at 53.05%, continued on the trend towards improvement initiated in 2001 and was closer to the Bank's traditional efficiency ratios.




EFFICIENCY RATIO
60
55
50
45
40
Percentage
1998
1999
2000
2001
2002


CON NUESTR

OPERATING COSTS

thousands of euros	2002	2001	2000	Variation 2002/2001 Amount	%
Personnel expenses	**166,888**	**168,715**	**138,025**	**(1,827)**	**(1.08)**
Wages and salaries	109,730	116,009	101,313	(6,279)	(5.41)
Social security costs	24,398	23,538	22,057	860	3.65
Other expenses	32,760	29,168	14,655	3,592	12.31
Other operating expenses	**138,531**	**155,300**	**154,500**	**(16,769)**	**(10.80)**
Other administrative expenses	123,903	135,907	137,991	(12,004)	(8.83)
Buildings, fixtures and other fixed assets	20,897	20,036	17,522	861	4.30
IT	30,307	42,008	39,093	(11,701)	(27.85)
Other expenses	72,699	73,863	81,376	(1,164)	(1.58)
Depreciation and amortization and write-downs of property and equipment and intangible assets	22,365	23,162	22,861	(797)	(3.44)
Other operating expenses	4,824	6,822	4,443	(1,998)	(29.29)
Other operating revenues	(12,561)	(10,591)	(10,795)	(1,970)	18.60
Total operating costs	**305,419**	**324,015**	**292,525**	**(18,596)**	**(5.74)**

OPERATING COSTS

Percentage	2002	2001	2000	Variation 2002/2001 Amount	%
Personnel expenses	**54.65**	**52.07**	**47.18**	**2.59**	**0.05**
Wages and salaries	35.93	35.80	34.63	0.13	0.00
Social security costs	7.99	7.27	7.54	0.73	0.10
Other expenses	10.73	9.00	5.01	1.73	0.19
Other operating expenses	**45.35**	**47.93**	**52.82**	**(2.58)**	**(0.05)**
Other administrative expenses	40.56	41.94	47.17	(1.38)	(0.03)
Buildings, fixtures and other fixed assets	6.84	6.18	5.99	0.66	0.11
IT	9.92	12.96	13.36	(3.04)	(0.23)
Other expenses	23.80	22.80	27.82	1.00	0.04
Depreciation and amortization and write-downs of property and equipment and intangible assets	7.32	7.15	7.82	0.17	0.02
Other operating expenses	1.58	2.11	1.52	(0.53)	(0.25)
Other operating revenues	(4.11)	(3.27)	(3.69)	(0.84)	0.26
Total operating costs	**100.00**	**100.00**	**100.00**	**0.00**	**0.00**

Bankinter´s contribution to gross domestic product

Bankinter's contribution to GDP in 2002 amounted to €367.17 million, made up as follows:

- Surplus retained at the Bank (depreciation and amortization, provisions and reserves): 34.35%
- Employee salaries: 37.03%
- Remuneration of capital (dividends): 18.58%
- Direct contribution to the State (corporate income tax): 10.04%

VALUE ADDED TO GDP

Thousands of euros	2002	2001	2000	2002/2001 (%)
Employee salaries	**135,953**	**133,009**	**123,614**	**2.21**
Direct taxes	**36,874**	**25,679**	**17,223**	**43.59**
Corporate income tax	35,013	23,712	15,504	47.66
Other taxes	1,861	1,967	1,719	(5.40)
Dividend	**68,222**	**64,463**	**64,307**	**5.83**
Surplus retained at the Bank	**126,125**	**94,491**	**63,257**	**33.48**
Depreciation and amortization	18,655	19,604	19,329	(4.84)
Provision to reserves	27,917	39,910	25,672	(30.05)
Other provisions	79,553	34,977	18,256	127.44
TOTAL	**367,174**	**317,642**	**268,401**	**15.59**



corporate social responsibility

:08

THE BANK'S BOARD HAS COMMITTED THE BANK TO SOCIAL ACTION AS A COMPLEMENTARY MEANS OF CREATING VALUE.



Social Responsibility

Society increasingly demands greater social responsibility from companies. This responsibility comes into play in companies'relationships with different groups such as shareholders, investors, customers and employees. Environmental responsibility is also of special relevance.

Traditionally, Bankinter has placed importance on this aspect, as evidenced by the acknowledgment it received as one of only three Spanish companies to be included in the prestigious FTSE4 Good Europe Index. This index measures social responsibility and is based on internationally accepted codes of conduct and an analysis of companies. The analysis values the effort devoted to environmental and social issues, to relationships with stakeholders (groups with which the Bank has a relationship), and lastly, to the upholding of human rights.

The Company's main responsibility to shareholders is to create long-term value. This objective is accomplished through transparency, in addition to ethical and professional conduct. There is a series of codes and internal bodies, explained in Chapter 10 of this report, assuring the fulfillment of this obligation to shareholders and to society in general. They include most notably Corporate Government rules, different codes of ethics, and certain committees set up by the Bank's Board, like the Audit and Control Committee and the Appointments and Compensation Committee. In this connection, mention should also be made of the Internal Audit division, the Regulatory Compliance Unit, and the Institutional Control Unit.

SOCIAL ACTION

In 2002 Bankinter's Board committed the Bank to social action as a complementary means of creating value.

In this respect, it engaged the Fundación Empresa y Sociedad, a consultancy firm specializing in social issues, to develop a plan allowing Bankinter to articulate the commitment made by the Bank's Board in the best possible way.

As part of its study, the Fundación has conducted individual interviews with all members of the Management Committee. Likewise, it has probed positions and opinions about these issues at the Bank, by taking a survey of all Bank employees and agents, as well as a significant sample of Individual, Private Banking and SME customers.





SOCIAL ACTION SURVEY

	Employees	Agents	SME's	Private Banking	Individuals
Scope					
Questionnaires sent	2,979	1,052	265	331	324
Responses	1,187	221	213	249	249
Answered	40%	21%	80%	75%	77%
Private Social Action (%)					
Yes, I have collaborated	47	55	39	59	41
Opinions about the plan (%)					
Positive initial assessment	96	94	88	88	84
Yes, I would like to collaborate	44	33	41	31	29
It depends on what is involved	45	45	49	54	50
Priorities (%)					
Social projects	82	78	48	50	49
Health	55	46	56	67	66
Vocational training and employment	63	59	57	59	48
In Spain	66	74	51	57	54
Emergency	20	14	43	35	35
International	11	8	6	8	11
Children	78	78	84	73	78
Disabled	32	34	35	50	48
Elderly	41	47	33	39	31

The main conclusions drawn from this survey are as follows:

- The initiative is positively valued by all groups of respondents.
- The majority of those surveyed believe that the plan will be advantageous to the Bank in the medium term.
- Those surveyed showed a high predisposition to collaborate in the possible actions to be undertaken by the Bank.
- Those surveyed would prefer the Social Action to be undertaken in Spain and to involve social or health projects focused on working with children.
- A large number of customers would be willing to acquire bank products generating income for social projects.
- Lastly, a large percentage of those surveyed attest to collaborating or having collaborated in some project.

In view of these results and the interest shown by the Management Committee in the interviews held, a Social Action Committee reporting directly to the Bank's Chairman was set up. This Committee is preparing a Strategic Social Action Plan in which tangible and measurable objectives will be established which take into account both the opinions expressed by the different groups and the Bank's strategic priorities.

ENVIRONMENTAL POLICY



Because Bankinter provides financial services, it is not a company with high environmental risk. Nevertheless, it has always devoted special attention to this area, with initiatives in the field of recycling, the efficient use of energy, and the progressive application of more ecological heating and cooling sources.

Bankinter's Environmental Policy is as follows.

Contributing to the well-being of society and protecting the environment are a constant concern of Bankinter, S.A., which bases its environmental policy on four fundamental principles:

1. Compliance with local, national and EU environmental legislation.

2. Establishment of the procedures required to define the lines of control, responsibility and communication regarding activities liable to continuous improvement in connection with the environment.

3. Promotion of this environmental policy among the personnel and collaborators of Bankinter, S.A. (customers, suppliers, institutions) in order to achieve, through mutual cooperation, the sustainable development of the environment in harmony with the activities of Bankinter, S.A.

4. Implementation of the processes required to ensure the continuous improvement of the Environmental Management System and, consequently, improve global environmental behavior.

In consonance with this, Bankinter, S.A. will establish an environmental management system based on the ISO 14000 standards, such that:

- Management is performed preventively so that we are respectful of the environment and of society, and undesirable situations are avoided.

- The required operating, control and remedial measures are taken to ascertain, prevent and improve the environmental impact of business activities.

Shareholders' equity and Bankinter shares

:09

BANKINTER HAS A SOUND AND EFFICIENT EQUITY STRUCTURE, AND ITS TOP STRATEGIC PRIORITY IS THE CREATION OF LONG-TERM VALUE. EARNINGS PER SHARE STOOD AT €1.48, UP 11.28% ON THE PRECEDING YEAR. THE PAY-OUT WAS 61.84%.



Shareholders' equity

Bankinter's equity structure is characterized by a capital ratio suited to the Bank's business and by maximum efficiency. Bankinter's objective is to create long-term value and it manages its equity efficiently to maintain an appropriate balance between solvency and leverage.

As in prior years, in 2002 Bankinter used asset securitizations to finance growth. Two issues were launched during the year: the Bankinter 4 issue, in September, for a face value of €1,025 million, and the Bankinter 5 issue, in December, for €710 million.

The mortgage securitization program has a two-fold effect: on the one hand, it provides the Bank with liquidity, and on the other, it releases equity required to finance growth of the balance sheet and maintain financial soundness.

Of the two mortgage securitization bond issues, the Bankinter 4 issue was fully placed among institutional investors, with excellent market acceptance. The Bankinter 5 issue will remain in the balance sheet and will be used to increase liquidity or as collateral in the markets.

As of December 31, 2002, the Bankinter Group's regulatory capital per Bank of Spain regulations amounted to €1,271.52 million, which exceeded the Bank of Spain's minimum capital requirements by €154.07 million. The capital ratio, calculated in accordance with Bank of Spain regulations, was 9.10 as of December 31.

The Bankinter Consolidated Group's regulatory capital, per Bank for International Settlements (BIS) rules, amounted to €1,485.88 million, with Tier I of 8.04 and Tier I + Tier II of 11.7, amply exceeding BIS requirements by €466.50 million.

Bankinter's solvency is accredited by the recommendations of rating agencies. Moody's raised its rating of Bankinter from A1 to Aa3 during the year based on the consistent profitability of its lines of business, its multichannel strategy, its technology and its sound financial structure.



EQUITY PER BANK OF SPAIN RULES


1,400
1,200
1,000
800
600
400
200
0
Regulatory capital
Capital requirement
Millions of euros
1996
1997
1998
1999
2000
2001
2002

The following table shows the equity structure per BIS rules.

SHAREHOLDERS' EQUITY

Thousands of euros	31/12/02	31/12/01	31/12/00	Difference 2002/2001 Amount	%
Paid-in capital and reserves	804,860	769,661	725,445	35,199	4.57
Minority interests	269,519	269,519	269,519	-	-
Revaluation reserve	(22,225)	(22,225)	(22,225)	-	-
Treasury stock	(15,116)	(15,091)	(16,117)	(25)	0.17
Intangible assets	(12,117)	(13,455)	(5)	1,338	(9.94)
Tier I capital	**1,024,921**	**988,409**	**956,617**	**36,512**	**3.69**
Revaluation reserve	22,225	22,225	22,225	-	-
General allowances	47,307	39,690	35,603	7,617	19.19
Subordinated debt	185,747	197,767	197,767	(12,020)	(6.08)
Recorded general loan loss allowance	205,679	164,002	128,869	41,677	25.41
Tier II capital	**460,958**	**423,684**	**384,464**	**37,274**	**8.80**
Total equity	**1,485,879**	**1,412,093**	**1,341,081**	**73,786**	**5.23**
Risk-weighted assets	12,742,299	12,034,770	11,536,617	707,529	5.88
Tier I capital (%)	8.04	8.21	8.29	(0.17)	(2.07)
Tier II capital (%)	3.62	3.52	3.33	0.10	2.84
BIS capital ratio (%)	11.66	11.73	11.62	(0.24)	(2.02)
Cushion	466,495	449,311	418,152	17,184	3.82



Bankinter shares

The downward trend initiated in 2001 continued in 2002 and the Ibex 35 index fell by 28.11% reflecting the negative performance of the Spanish stock market.

Paralleling the stock market, the Financial Ibex fell by 28.10% in the year; however, despite its negative performance, the Bankinter share price fell in line with the banking industry average.

The market price of Bankinter shares at 2002 year-end was €23.61, a decrease of 28.15% in the year.

The following graph compares the performance of Bankinter shares with the Ibex 35, the financial Ibex index and the Euro Stoxx 50 index.

COMPARISON OF BANKINTER SHARE PERFORMANCE WITH THE MAIN INDEXES IN THE LAST FIVE YEARS


210
190
170
150
130
110
90
70
Base 100
1998
1999
2000
2001
2002
Euro Stoxx
Bankinter
Financial Ibex
Ibex 35

The salient per share data for Bankinter stock in 2002 are disclosed in the following tables.

PER SHARE DATA

euros	2002	2001	2000	2002/2001 (%)
Earnings per share	1.48	1.33	1.20	11.28
Cash flow per share	4.02	3.24	2.88	24.07
Underlying book value per share (*)	11.25	10.73	10.09	4.85
Price:				
Low	21.89	26.30	36.20	
High	36.43	45.10	77.55	
Closing	23.61	32.86	36.40	


(*) A new method was applied to calculate the underlying book value per share in 2001.





STOCK MARKET RATIOS

Times	2002	2001	2000
Price/earnings (P/E ratio)	15.99	24.79	30.23
Price/cash flow	5.87	10.14	12.64
Price/book value	2.10	3.06	3.61
Dividend yield (%)	2.71	2.39	1.73

All the stock market ratios continued to improve during the year. The upward trend in earnings per share (EPS) initiated in 2001 continued in 2002 and at year-end, EPS stood at €1.48, up 11.28% on the preceding year.

Bankinter's P/E ratio was 15.99 and the price to cash flow ratio was 5.87.

The market capitalization at year-end was €1,788.9 million. The volume of Bankinter shares traded in 2002 was 34.1 million shares.

On January 15, 2003, the Board of Directors of Bankinter approved the 2002 financial statements and a total dividend of €68.22 million (€0.9129 per share), representing an increase of 5% with respect to the dividend paid in 2001 and a 2000 dividend yield of 3.87% at 2002 closing prices. The dividend distributed represents a pay-out of 61.84%, which continues to be one of the highest in the industry.

DIVIDENDS

	(in euros)		(thousands of euros)	
Date	Dividend per share	Number of shares	Amount (1)	Date of Board approval
July 2002	0.2180	75,770,425	16,290	06.12.02
Octobrer 2002	0.2248	75,770,425	16,800	09.18.02
January 2003	0.2316	75,770,425	17,311	12.19.02
April 2003	0.2385	75,770,425	17,821	01.15.03
Total	**0.9129**		**68,222**	

(1) Pursuant to Article 79 of the Spanish Corporations Law. the treasury stock of Bankinter was not taken into consideration.

VARIATIONS IN EARNINGS AND DIVIDEND PER SHARE


2.0
1.5
1.0
0.5
0.0
Euros
1998
1999
2000
2001
2002

DPS
EPS

PAY-OUT RATIO


75
70
65
60
55
50
45
Percentage
1998
1999
2000
2001
2002



CAPITAL STOCK AND TREASURY STOCK

At the end of 2002 the capital stock amounted to €113.66 million, made up of 75,770,425 fully subscribed and paid shares of €1.50 par value each, represented by book entries and traded on the Spanish computerized trading system (stock market).

The following capital increases were carried out in 2002 as a result of the conversion of debentures into shares by employees:

- In January 2002 capital was increased by €514 thousand (342,487 shares), as a result of the conversion of the First Convertible Debenture Issue of December 1998. Due to the difference between the par value of the debentures converted and the par value of the shares issued, additional paid-in capital increased by €7,970 thousand.

- In May 2002 capital was increased by €279 thousand (186,088 shares), as a result of the conversion of the Fourth Convertible Debenture Issue of December 2001. Due to the difference between the par value of the debentures converted and the par value of the shares issued, additional paid-in capital increased by €5,689 thousand.

Bankinter has 137,761 shareholders. The main features of the shareholder structure are as follows:

- Resident shareholders own 47,650,923 shares, representing 62.89% of capital stock.
- Non-resident shareholders own 28,119,502 shares, representing 37.11% of capital stock.
- The members of the Bank's Board of Directors held, directly or indirectly, 12,097,676 shares, representing 15.97% of capital stock.
- There are no other shareholders with a registered ownership interest of more than 5% of capital stock.
- Bankinter's employees hold a total of 1,613,446 shares, i.e. 2.14% of capital stock.





The holdings of the directors in the capital stock of Bankinter are detailed in Chapter 10 of this Annual Report, entitled Report on Corporate Governance.

SHARE OWNERSHIP STRUCTURE BY NUMBER OF SHARES

	Number of Shares	%	N. of Shareholders	%
Over 100,000 shares	42,362,925	55.91	65	0.05
50,001 to 100,000 shares	3,520,453	4.65	50	0.04
10,001 to 50,000 shares	6,496,857	8.57	317	0.23
5,001 to 10,000 shares	3,426,436	4.52	487	0.35
1,001 to 5,000 shares	8,863,062	11.70	4,392	3.19
501 to 1,000 shares	4,016,594	5.30	5,623	4.08
101 to 500 shares	5,646,570	7.45	23,956	17.39
1 to 100 shares	1,437,528	1.90	102,871	74.67
Total	**75,770,425**	**100.00**	**137,761**	**100.00**

Summary by type of shareholder				
Resident	47,650,923	62.89	137,519	
Non-resident	28,119,502	37.11	242	
Total	**75,770,425**	**100.00**	**137,761**	





At the end of 2002 the Group had 1,378,451 shares of treasury stock (1,408,135 and 1,487,178 in 2001 and 2000, respectively).

In 2002 4,169 shares were purchased, and 33,853 shares were sold on the stock market. The gains obtained appear under the "Extraordinary Income" caption in the statement of income.

TREASURY STOCK AS A PERCENTAGE OF CAPITAL STOCK

%	2002	2001	2000	1999	1998
January	1.86	1.97	1.99	1.40	4.35
February	1.86	1.96	1.90	2.86	4.95
March	1.86	1.96	1.91	2.49	2.59
April	1.86	1.96	1.98	2.16	4.11
May	1.82	1.95	2.02	2.19	5.00
June	1.82	1.95	2.02	2.19	2.37
July	1.82	1.95	2.03	2.04	3.86
August	1.82	1.95	1.98	2.02	4.70
September	1.82	1.96	2.03	2.02	5.00
October	1.82	1.96	2.02	1.85	0.28
November	1.82	1.96	2.01	1.99	1.15
December	1.82	1.87	2.00	1.99	1.35

MARKET RETURN

As a result of the poor general market performance in 2002, the Bankinter share price fell by 28.15% in the year. However, Bankinter shares have been an excellent long-term investment.

In the last 15 years, the annualized accumulated average return has been 10.70% and the capitalization value has increased by 22.02% accumulated annually over 20 years.

VARIATION IN BANKINTER STOCK MARKET CAPITALIZATION


4,000
3,000
2,000
1,000
Millions of euros
87
90
93
96
99
02

The table below shows the market return on Bankinter shares over the last 10 years. The return on Bankinter shares is compared with the Madrid Stock Exchange general share price index. The pairs of figures at the intersection indicate the returns obtained by the market and by Bankinter shares, respectively.

COMPOUND ANNUAL RATE (%)

YEAR SOLD

YEAR PURCHASED	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
	110.0	42.4	30.1	39.2	37.4	34.9	37.7	27.9	23.5	17.9
1992	50.7	15.3	14.3	20.0	24.2	26.3	24.8	19.3	16.2	11.5
		(3.3)	4.3	22.9	24.7	24.2	29.2	19.7	16.1	11.1
1993		(11.7)	(0.4)	11.3	18.3	21.9	21.0	15.4	12.4	7.8
			12.9	39.9	36.8	33.2	37.7	24.7	19.7	13.4
1994			12.3	24.9	30.4	32.1	28.8	20.7	16.4	10.5
				76.2	52.2	41.9	45.7	27.9	21.4	13.8
1995				39.0	40.6	39.4	33.2	22.4	17.1	10.3
					32.6	28.1	37.7	18.5	13.0	6.0
1996					42.2	39.7	31.3	18.6	13.1	6.1
						24.6	41.4	14.5	8.8	1.4
1997						37.2	26.3	11.7	6.8	0.0
							62.2	10.1	4.1	(3.9)
1998							16.2	0.7	(1.7)	(7.5)
								(25.7)	(16.9)	(19.6)
1999								(12.7)	(9.6)	(14.3)
									(7.3)	(16.9)
2000									(6.4)	(7.9)
										(30.9)
2001										(23.1)

Orange numbers: Bankinter shares
Black numbers: Madrid Stock Exchange general share price index



Bankinter Corporate Governance Report

10

THE INTERNAL ORGANIZATION OF BANKINTER'S ADMINISTRATION FOLLOWS THE MOST WIDELY ACCEPTED PRINCIPLES OF CORPORATE GOVERNANCE. IN MANY RESPECTS BANKINTER HAS PIONEERED THE INTRODUCTION OF THESE PRACTICES IN SPAIN, AND IT IS REPUTED IN THE MARKET FOR ITS TRANSPARENT AND EFFICIENT CORPORATE MANAGEMENT STYLE.



Bankinter Corporate Governance Report



I. THE CORPORATE GOVERNANCE REPORT OF BANKINTER

The internal organization of Bankinter's management is consistent with the principles of good corporate government contained in the special reports published in different markets ("Cadbury", "Vienót", "Hampel", "Winter" Reports,...) and with the standards contained in the Good Management Report and Code published by the special commission formed for this purpose in Spain in 1998 ("Olivencia Report"), with those contained in the recent report of the Special Committee for the Promotion of Stock Market

Transparency and Security and in the companies quoted on them, the report dated 8 January 2003 ("Aldama Report") by the commission set up by agreement of the Spanish Council of Ministers on 19 July 2002, as well as the provisions of the recent Financial System Reform Measurements Act (Law 44/2002 of 22 November).

Bankinter has been a pioneer on diverse fronts in introducing these practices in our country and has a reputation on the market for representing a transparent and effective corporate management model.

Since 1999, the Annual Report of the Bankinter Group includes a chapter on Corporate Governance, with a specific indication of the level of observance of the general recommendations on the subject as well detailed information on the Board of Directors.

During 2002, Bankinter introduced such important measures as the following: approval of the Board of Directors Regulation, redefinition and reinforcement of the authorities of Board of Directors Committees (Executive Committee, Regulatory Compliance and Auditing Committee and Appointments and Remunerations Committee) and the creation of a Business Committee, the formation of a Regulatory Compliance Unit and the approval of the new Stock Market Code of Professional Ethics and Conduct.

The most noteworthy features of Bankinter's Corporate Governance are as follows:

- The fact that the aim of Corporate Governance is linked to maximizing the creation of value in the long term for shareholders, the company, employees, clients and for society as a whole.

- The prevention of the potential risks associated with the concentration or abuse of power.

- The relationship between Corporate Governance and the principles of political ethics.

- A desire to incorporate best practices and recommendations through a dynamic and flexible reading of the by-laws and the internal regulations which permits them to be adapted on an ongoing basis.

- The effective separation of the functions of the Chairman and the CEO.

- The existence of a significant number of independent board members. Currently, our board of directors is composed of two executive board members, four independents and four dominical board members.

- The operation and authority assumed by steering committees: the Audit and Compliance Committee, currently composed of two independent board members (one of whom is the Chair) and one dominical board member, and the Appointments and Compensation Committee, composed of three independent board members (one of whom is the Chair). Both committees meet frequently, as does the Business Committee.

- The transparency of corporate management which is revealed, among other things, by the annual evaluation of the Chairman and CEO by board members and bank directors; the evaluation of how the Board functions by the board members themselves; the direct relationship between board members and directors; the information possibilities offered to board members and the preventive auditing of the information provided to the Board. The results of these evaluations are reflected in the minutes of the meetings of the Appointments and Compensation Committee and the Board of Directors.



- The priority placed on internal control and the compliance with norms of conduct and the limitations placed on confidential information, which are attested to by the following data, among others: the Regulatory Compliance Unit functions independently; the internal audit depends hierarchically on the Audit and Compliance Committee, a committee on which the majority of members are independent, one of whom acts as the Chair; the Appointments and Compensation Committee is composed entirely of independent members.

- The operation of the full Board of Directors, not only as an executive supervisory and control body but also as a decision-making body that meets frequently, makes executive decisions and is in direct contact with all directors and participates actively in the Bank's operations.

- The new remuneration schemes for Board members which reward personal attendance by board members at meetings and links part of their remuneration to the appreciations of the Banks shares, with all of the legal guarantees.

This Corporate Governance Report, the Bank's by-laws, the Board of Directors Regulations, the Bankinter Group's Professional Code of Ethics and the Bankinter Group's Code of Stock Market Conduct are permanently displayed on the Bank's institutional website, ebankinter.com, The Group's annual reports since 1997 are also available on its website.

It is the intention of the Board of Directors to propose to the General Meeting of Shareholders that some of the measures restricting the rights of shareholders contained in the by-laws be eliminated.

II. SHARE CAPITAL STRUCTURE

This heading is addressed in the part of the Annual Report devoted to Capital and Reserves and Bankinter shares.

The share capital is 113,655,637.50 euros, composed of 75,770,425 shares with a par value of 1.50 euros each, all of the same class and series, represented by mans of account entries, fully subscribed and paid up. The Bank's stocks quote on the continuous Spanish stock markets.

As of 31 December 2002, Bankinter had 137,761 shareholders, 30.85% of whom were private individuals residing in Spain, 0.05% of whom were non-resident private individuals; 32.05% of whom were resident legal entities and 37.05% of whom were non-resident entities.

The shares held by the members of the Board of Directors are indicated in point IV of this Corporate Management Report. Aside from the board members, there are no shareholders possessing more than 5% of the share capital registered in the Bank's Share Book.



III. THE GENERAL MEETING OF SHAREHOLDERS



The General Meeting of Shareholders is the company's supreme governing body and, as such, is authorized to pass all kinds of resolutions affecting it, in conformity with the law and the by-laws.

Only shareholders possessing six hundred or more shares are entitled to attend the General Meeting of Shareholders provided that, pursuant to the general rules, they are registered in the pertinent accounting records at least five days in advance of the Meeting date. This limitation is not a statutory shielding measure since it does not restrict voting rights: the shareholders who possess a number of shares below this limit may delegate a third party to vote for them and may also group together to exercise their attendance rights. The only purpose of the attendance limit, very common in companies that quote on the stock exchange and with very high numbers of shareholders, is to facilitate order in the constitution and development of the General Meeting of Shareholders.

The Ordinary General Meeting of Shareholders is held on the date indicated by the Board of Directors within the first six months of each fiscal year to approve, where applicable, the annual accounts for the previous fiscal year and decide on the distribution of results. The celerity with which these annual accounts and the annual report were prepared has no adverse effect on these documents. In fact, each year Bankinter's Annual Report is considered one of the most highly valued of the companies quoted on the Ibex-35 index.

Extraordinary General Meetings are held as agreed by the Board of Directors and as requested by shareholders possessing at least five percent of the share capital as stipulated in the Corporations Act. The last Extraordinary General Meeting was held on 11 November 1998. The agility of the authorization and delegation mechanisms approved each year by the Ordinary General Meeting make it unnecessary, as a rule, to convene an Extraordinary General Meeting.

When announcing and holding the General Meeting, the Board must guarantee the application of the principles of transparency, equal treatment for shareholders and protection of the interests of minority shareholders. The Company makes available to the shareholders, prior to the General Meeting, not only the legally required information but also any and information which could be of interest to the shareholders in relation to any item on the Meeting agenda, including the full text or abstracts of all proposed agreements, under the conditions established in the Board of Directors Regulation or (in the future) the General Shareholders' Meeting Regulation.

The Company responds promptly to all requests for information submitted by shareholders prior to the Meeting, as well as any questions they may raise during or after the Meeting. Bankinter's Shareholder's Office, Investor Relations Department and External Communication Department-whose addresses are shown in the report and in the quarterly informational leaflets-are available to shareholders at all times to provide them with answer to any questions they may have regarding the General Meeting.

In addition, the Board, when announcing the General Meeting, must approve the most efficient measures for facilitating the delegation of voting rights and shareholder representation at General Meetings or the right to attends, at the shareholder's discretion.

Since the General Meeting of Shareholders in 2000, the Bank allows shareholders to delegate their voting rights electronically. The procedure is as follows: an e-mail, rather than the traditional letter, is sent to all shareholders who have given the Bank an e-mail address and who are Bankinter clients with passwords that enable them to use telephone banking and/or Internet (except for businesses, non-residents and the owners of more than 300 shares), and Bankinter Group employees (excluding Board Members), which represented 6.37% of the share capital. The actual number of shares represented by this procedure is still limited-at the 2002 General Meeting of Shareholders, it was 4,073 shareholders possessing 1,170,090 shares or 1.54% of the share capital-although the Bank expects that these numbers will continue to increase in the years to come.

The experience of the General Meetings of Shareholders held in recent years reveals that the quorums are well in excess of the 25% legally required for qualified resolutions.

In the last three General Meetings of Shareholders, the constitution quorums were as follows:

04/13/2000	04/18/2001	03/20/2002
44.79%	40.96%	38.59%

With regard to the number of favorable votes on the resolutions proposed by the Board, broad majorities have been obtained, with an average percentage of favorable votes of 98% per resolution at the last three General Meetings of Shareholders. Moreover, at the last ordinary General Meeting of Shareholders, all of the resolutions were passed by a majority of votes in excess of 99% of the share capital present or represented.

According to the by-laws, it is the Chairman's responsibility to direct the Meeting and establish the order of the deliberations and debates, conclude the debate when the subject has been sufficiently discussed, decide how the resolutions will be voted on and answer questions about the agenda, about the requirements for validly constituting and passing resolutions at the Meeting, and about share ownership and shareholder representation.

According to the provisions of the Financial System Reform Measures Act, the Chairman of the Audit and Compliance Committee will also participate in the General Meeting of Shareholders to inform the shareholders of the conclusions of the fiscal year audit and answer the shareholders' questions on the subject.

For years, Bankinter has had the minutes of its General Meetings notarized for security reasons. It should be noted that none of the resolutions passed by the Bank's General Meeting of Shareholders has been challenged in court.





IV. BOARD OF DIRECTORS

Composition

	Date appointed/ Last re-election	Next re-election date
Chairman		
Juan Arena de la Mora	1987/2002	2007
CEO		
Jaime Echegoyen Enríquez de la Orden	2002	2007
Board members		
Emilio Botín-Sanz de Sautuola y García de los Ríos	1965/2000	2005
Elías Masaveu Alonso del Campo	1995/2000	2005
Cartival S.A. (*)	1996/2002	2007
Pedro Guerrero Guerrero (**)	1990/1999	2005
José Ramón Arce Gómez (**)	1995/1999	2004
John de Zulueta Greenebaum (**)	1998/2001	2003
Fabiola Arredondo de Vara (**)	2000/2001	2003
Alfonso Botín-Sanz de Sautuola y Naveda	2002	2007
Secretary General of the Board of Directors		
Rafael Mateu de Ros Cerezo		



(*) *Company represented on the Board by Marcelino Botín-Sanz de Sautuola y Naveda.*

(**) The period of time acting as a Consulting Board Member has been computed.

The number of external board members is eight, and there are two internal or executive board members. The size of the Bank's Board of Directors is considered to be ideal for the governing body to function efficiently.

The Chairman and CEO functions are separate, in compliance with the Board Regulations.

Modifications to the Compositions of the Board in 2002

At the extraordinary meeting of the Board of Directors of Bankinter held on 20 March 2002, Jaime Botín-Sanz de Sautuola y García de los Ríos presented his resignation as the Chairman and members of the Board of Directors which he had occupied since 1986.

At the outgoing Chairman's suggestion, the Board appointed Juan Arena de la Mora, from 1993 until then the Bank's CEO, as the new Chairman.

At the same Board of Director's meeting, Emilio Botín-Sanz de Sautuola y García de los Ríos de declined to hold the office of Vice-Chairman of the Board, maintaining the status of Board Member. In order to fill the vacancy caused by the waiver of Jaime Botín, the Board agreed to appoint Alfonso Botín-Sanz de Sautuola y Naveda.

The Board of Directors, at its meeting on 14 May 2002, agreed to name Jaime Echegoyen Enríquez de la Orden, until then General Manager, as the CEO.



Rules of the Board of Directors

The legislation applicable to the Board of Directors and the Board's committee is contained primarily in the Corporations Act, in Royal Decree 1245/1995 of 14 July on the creation of banks, on the bank's By-Laws and the Board of Directors Regulations.

The current By-Laws are contained in the Revised Text approved by the Board of Directors on 14 May 2002, by virtue of the authorization granted by the General Meeting of Shareholders held on 20 March 2002, as reflected in the public deed of adaptation of the by-laws executed on 27 May 2002 before the notary public of Madrid, Agustín Sánchez Jara, under number 3.383 of his protocol, registered in the Madrid Business Register.

The rules of the Board of Directors were approved by the Board at its meeting of 23 October 2002, following a long preparatory process in which all Board members participated. The Board of Directors Regulations regulate how the Board and its committees are organized and operated and the rights and responsibilities of Board members. The Regulations supplement the provisions relative to Boards of Directors in the laws and in the company's by-laws.

The Board members formally undertake, when accepting their appointments, to fulfill the obligations set forth in the Regulations, a commitment whish is noted in the pertinent certificate and which is also set down in a letter delivered to the Chairman.

Board Members Shares

Shareholder	Total Shares	%	Direct	Indirect
Juan Arena de la Mora	612,510	0.8084	115,078	497,432
Jaime Echegoyen Enríquez de la Orden	15,086	0.0199	14,092	994
Emilio Botín-Sanz de Sautuola	847,098	1.1180	659,400	187,698
Cartival. S,A, (Marcelino Botín-Sanz de Sautuola) (*)	5,968,308	7.8768	5,968,308	0
Alfonso Botín-Sanz de Sautuola	67	0.0001	67	0
Elías Masaveu Alonso del Campo (**)	4,076,089	5.3795	64,534	4,011,555
Jose Ramón Arce Gómez	268,516	0.3544	267,491	1,025
Pedro Guerrero Guerrero	300,001	0.3959	300,000	1
John de Zulueta Greenebaum	4,001	0.0053	4,001	0
Fabiola Arredondo de Vara	6,000	0.0079	6,000	0
Totals	**12,097,676**	**15.9662**		

(*) Marcelino Botín-Sanz de Sautuola, the representative of Cartival S.A. on the Board, owns 18,700 shares in Bankinter.

(**) Counting the shares owned by the different companies belonging to the Masaveu Group.

The possession of a certain number of shares It is not a prerequisite to become a member of the Bank's Board of Directors.

Remuneration of Board Members

According to the provisions of the bank's by-laws, the Board of Directors sets board member remuneration annually at the proposal of the Appointments and Compensation Committee, In fiscal years 2001 and 2002, the remuneration paid to Board members was governed by a mixed system composed of a fixed portion and a variable functions depending on the appreciation of Bankinter's shares.

Starting this fiscal year, the information on the remuneration paid to Board members is presented on an individualized basis. No individualized information is provided on the remuneration paid to the executive board members (Chairman and CEO) independently of their status as Board members, although this information is provided on an aggregated basis. The reason for aggregating this information, which complies strictly with the legislation in force, is to guarantee the constitutional rights to privacy and personal safety.

Directors' Compensation

(thousands of euros)

	2002	2001	2000
Remuneration, directors' fees, salaries and incentive plans (overall)	3,361	5,695	2,369
Life insurance premiums and pension fund contributions	853	627	491
Financing (overall) (*)	13,853	5,013	10,890

(*) The average original term of the loans and credit facilities is 9.73 years and interest rates range from 3.80% to Euribor less 2.5% (relating to the subscription to convertible debentures, which is the interest rate on the debentures, and imputing the related compensation in kind). The guarantees have an undefined average term and interest rates are from 1% to 2.4%.



Breakdown of the by-law stipulated compensation to directors (included under the "Remuneration, Directors' Fees, Salaries and Incentive Plans (Overall)" heading in the foregoing table (which includes fees for attendance at Board and Board Committee meetings).

	(euros)
Juan Arena de la Mora	95,130.49
Jaime Echegoyen Enríquez de la Orden	38,231.49
Emilio Botín-Sanz de Sautuola	50,700.37
Elías Masaveu Alonso del Campo	40,811.90
Cartival S.A.	46,109.62
Pedro Guerrero	60,178.88
José Ramón Arce Gómez	65,609.62
John de Zulueta Greenebaum	50,812.48
Fabiola Arredondo de Vara	33,891.24
Alfonso Botín-Sanz de Sautuola	38,719.83
Total	**520,195.92**

The entire amount of the remuneration indicated above falls under the heading of allowances for attending Board Meetings and Board Committees. The stock option plan for Board members approved for fiscal year 2002 generated no yields whatsoever.

This remuneration is equivalent to 0.50% of the after-tax profit of the Bankinter Group and 0.57% of the after-tax profit of Bankinter S.A., both for fiscal year 2002. In 2001, these percentages were 0.51% and 0.48%. In 2000, 1.01% and 1.00%.

It is the intention of the Board of Directors to submit a new draft of the statutory article relative to Directors' remuneration to the General Meeting of Shareholders for its approval. According to the new wording, the annual amount of this remuneration, including all items, cannot exceed 1,5 % of the annual net profit. To this end, the premium or equivalent value of the options or expectations about the rights granted to Board members, based on their value at the time of granting, will be computed.

The Board's thinking is that a substantial part of the remuneration paid to Board members is still linked to attendance at Board meeting and Committee meetings, the delivery of shares to the Bank, and the recognition of options or expectations about rights referenced to the appreciation of such shares.

It is not believed that the remuneration through stocks or stock option plans or expectations on rights linked to actions should be limited to executive Board members. Based on the principle of unity of the Board of Directors, it would rather be advisable for the remuneration of Board members to be based on a common system, without differentiating between internal (executive) and external dominical and external independent Board members.

External Board members do not participate in insurance or pension plans.

The Bank has a Director's Liability policy to cover board members and executive directors.



Terms of Office

At this time, Board members are appointed for five-year terms, except for the independent Board members who are appointed for two, notwithstanding the possibility of being re-elected indefinitely for equal terms.

The Board intends to submit a proposal to the General Meeting of Shareholders whereunder the mandate of all Board members would be four years across the board.

The Board of Directors Regulations regulate the causes and procedures for Board member dismissals and resignations. The Board member must make his or her seat available to the Board of Directors and resign from the Board, if the Board so requires, when the Board member ceases to occupy an executive position at the Bank with which his or her appointment as a Board members was associated, when he or she is found to be incompatible or legally prohibited from or subject to dismissal or resignation and when he or she commits acts or omissions contrary to the diligence and efficacy which the office requires, seriously violates his or her rights as a Board member or in any other way causes serious harm or damage to the Company's interests, its credit and reputation or to the operation of the Board, or when he or she loses the Board's trust for a justified reason. The Board of Directors resolution relative to the existence of any of these causes for dismissal, as foreseen in the Regulations, and the acceptance of the Board member's resignation, will be passed following reports by the Audit and Compliance Committee and the Appointments and Compensation Committee.

The Board members affected by proposals for nomination, re-election or dismissal will abstain from participating in the deliberations and voting.

It has not been considered necessary to set an age limit for Board members or to limit the possibility of Board members being re-elected.

The average age of the Bank's Board members is 54.09. The average age of the executive Board members is 53.5, and that of dominical Board members is 54, while that of independent Board members is 51.25 (the age of the person who represents Cartival S.A. on the Board has been calculated for these purposes).

The average years of service of Board members is 8.5. That of executive Board members is 8.3 yeas, that of dominical Board members is 13.2 years and that of independent Board members is 4 years (without counting the time they participate on the Board as Consulting Board Members).



Powers of the Board of Directors

The Board of Directors of Bankinter assumes and exercises, in addition to the general function of supervising and controlling the Company's activities, the strategic management of the business and the fulfillment of the Bank's business objectives.

The Board of Directors is empowered to represent, direct and supervise the Company, as provided for the in Spanish Corporations Act. it may exercise all of the rights and assume and fulfill all obligations relative to the Company's business operations and is furthermore authorized to participate in any and all legal act or business of any kind, with the exception of those specifically entrusted by law or under the by-laws to the General Meeting of Shareholders.

With regard to the annual accounts in particular, they must be prepared in such a way as to show a faithful image of the wealth, financial situation and results of the Bank and the Group, in clear and precise terms which facilitate and understanding of their contents. The Board members, before signing off on the annual accounts, shall have the opinion of an external auditor and all other information as needed. They may make an official report of their provisos. The same criteria shall apply to the preparation and communication of all periodical financial information provided to the market.

It is therefore considered that the governing body should not be limited to supervising the actions of the Board's Committees or the Company's executive officers, but rather that it should retain an essential core of competencies which cannot be delegated, in order to protect the shareholders. These basic powers of the plenary Board must not be diluted as a consequence of the authority vested in the Board's Committees. For the same reason, at each Board meeting the Chairman of the Audit and Compliance Committee and the Chairman of the Appointments and Compensation Committee will report in detail on the issues addressed at the last session of their Respective committees.

Chairman and CEO

The Chairman of the Board presides over all of the Company's governing and administrative bodies and is responsible for executing the resolutions of the Board, a body which he permanently with broad-ranging powers and the authority to adopt the emergency measures deemed to be in the Company's best interest. The Chairman exercises all other functions and faculties assigned to him by law, by the by-laws and the Regulations and may delegate part or all of his powers to other Board members, up to the legal and statutory limits. In particular, it is the Chairman's responsibility to handle the strategic direction of the Bank in unison with the Board, the Chairmen of the Internal Committees, the institutional image of Bankinter and the overseeing of innovation and new projects.

In the event of a vacancy, absence or illness, the Chairman is replaced by the Vice-Chairman or the First Vice-Chairman. In their absence, the functions of the Chairman are temporarily assumed by the CEO or, if there are several, to the one with the most seniority in the position. If there is no CEO, the responsibility would fall to the Board member with the most seniority on the Board, unless the Board designates another Board member.

The CEO, by delegation and under the supervision of the Board of Directors and Chairman, is responsible for conducting the Bank's business and for performing the Company's highest level managerial and executive functions.

V. BOARD MEMBER STATUTES

Types of Board Members

Based on the most commonly accepted criteria on Corporate Management, the Board of Directors includes different types or classes of Board members, which does not alter the principle of association and unitary responsibility of Spanish law. All Board members participate in the same statute of right sand responsibilities.

When proposing the appointment of Board members to the General Meeting or when appointing them temporarily by co-optation, the Board of Directors shall attempt to ensure that the Board is composed of Board members with executive functions in the Bank as well as dominical Board members, considering as such those proposed by shareholders with significant holdings in the capital – and independent Board members.

At this time, the Bank's ten Board members are broken down into two executive Board members (Chairman and CEO), four dominical and four independent Board members, as indicated above.

The Board members must be persons of recognized commercial and professional integrity, competence and solvency. In addition, a majority of the Board members must possess the knowledge and experience needed to exercise their functions in the legally established terms.

If the Board member is a legal entity, the individual who represents the entity on the Board will be subject to the same requirements and the Board member duties established in these regulations shall be equally demanded of the representatively personally. In order for a legal entity to be a Board member of the Bank, the Board of Directors must accept that Board member's individual representative.



Independent Board members must also meet the following requirements:

- Not be a shareholder in possession of a significant number of shares or a significant shareholder on the Board.
- Not have occupied any executive position in the Company during the last three years.
- Not have any family or professional connections to the executive Board members.

The Board members referred to in this article shall have the same rights and responsibilities as other Board members, although they are particularly entrusted with representing the interests of minority shareholders on the Board and participating actively on Board of Director Committees and in the control of areas associated with good corporate management and regulatory compliance.

The Board of Directors may designate an unspecified number of Consulting Board Members to aid the Board in carrying out its functions, who shall not be considered Company Directors and therefore will not have the right to vote. With the exception of this right, the statute of the Consulting Board Member, according to the Board of Directors Regulation, is very similar to the one governing Board Members. There are no Consulting Board Members at this time.

The Board of Directors may also appoint Board Adviser who may attend Board of Directors and who may participate in but not vote at the Meeting and who do not enjoy the same rights as Board members of Consulting board members.

The experience of the Board members currently sitting on the Board of Directors can be summarized as follows:

- Direct experience in the financial sector: 5 board members.
- Direct experience in the industrial sector: 1 board member.
- Managerial experience in other sectors: 3 board members.

The Board is composed of seven Spanish members who reside in Spain, two foreigners who reside in Spain and one non-resident foreigner.

The Rights of Board Members

The Board members enjoy all of the rights and powers vested in them by virtue of their position according to the law, the By-Laws and the Board of Directors Regulations: the right to request the inclusion of items on the Agenda; the right to request Board Meetings; the right to attend and vote at Board of Directors meetings and Board Committee meetings; the right to be informed of any aspect of the Company that falls within the scope of the Board's authority. Among other things, the Board member's right to information includes the right to access the contents of the minutes, reports and presentations of the Board Committees and Upper Management; the right to address the Bank's executives; and in general the right to obtain the information and advice necessary to carry out his supervisory functions.

Regarding the matters falling within the scope of authority of the Regulatory Compliance and Audit Committee, the Committee members may request the engagement of auditors, advisers or independent experts in order to aid the Committee. It is up to the Committee to make all pertinent decisions.

The Responsibilities of Board Members.

In addition to their legal obligations, the Board Members are particularly obliged to the following responsibilities of loyalty and diligence:

- Confidentiality, on-competition, observance of norms of conduct, information, prevention of conflicts of interest and all other duties and obligations contained in the Board of Directors Regulations.
- Thoroughly preparing for Board and Committee meetings.
- Attending the meetings of the Company's governing bodies and participating actively in deliberations in such a way as to contribute as effectively as possible to the decision-making process. A board members who, on an exceptional basis and for a justified reason, is unable to attend a meeting shall delegate another board members to represent them
- Complying with the obligation to provide information to the Bank of Spain, the National Stock Market Commission and other supervisory and control bodies in conformity with the legislation in force.
- Not representing the Bank or otherwise pertaining to the Boards of Directors of subsidiary companies.
- Carrying out any specific mission assigned by the Board of Directors or the pertinent Board Committee.



The responsibilities listed above are contained in the Board of Directors Regulations. We will limit ourselves in this report to listing just some of the aspects. As part of the obligation to maintain the confidentiality and secrecy of the deliberations and votes of the Board of Directors and Board Committee and the other information to which they have access in the performance of their duties, Board members must particularly respect the obligations of secrecy required of them in the decision-making process involving privileged or relevant information, both as it relates to the Bank and the Group and any other information of this kind accessible to Board members. The breach of this confidentiality obligation shall be considered grounds for dismissal.

Pursuant to the provisions of stock market legislation, Board members shall adhere to the following norms of conduct in their personal operations on the stock market.

- Generally speaking, if the Board member participates in or has any knowledge of an event, operation or planned resolution or decision of the Bank or the Board, which can generally be considered relevant or privileged information, the Board member is prohibited from operating with the Bank's stocks – or with the traded stocks to which the privileged or relevant information refers – until the event, operation, resolution or decision is made public.



- Purchase and sale operations of any quoted variable income stocks and securities must be mediated by the Bank, with the exceptions foreseen in the Board of Directors Regulations.

- Board members, notwithstanding their legal obligation to inform the National Stock Market Commission (CNMV) within seven business days, shall notify the Regulatory Compliance Unit of all operations carried out with Bankinter shares and other securities with three days of the issue of the corresponding order or contract.

- Board members must not take part in operations involving Bankinter shares or other affected securities for one month prior to the publication of the quarterly, six-month or annual results of the Bank or the Bankinter Group.

- Board members must not take part in operations involving Bankinter shares when the compensation is treasury stock, except as a consequence of the execution of stock options or duly approved expectation son stock rights.

- Board members shall notify the Regulatory Compliance Unit of portfolio management agreements or acquisitions of shares in security investment companies when such companies are controlled by the Board member when there is a commitment not to violate the norms of conduct set out in the Board of Director Regulations in the execution of the said contracts or operations of the companies in question.

- The obligations enumerated here apply to the individuals and legal entities with connections to the Board member as listed in the Board of Directors Regulations.

VI. TRANSPARENCY

Evaluation of the Board of Directors

Once a year, all Board members are asked to complete a detailed questionnaire on the organization and operations of the Board of Directors, the results of which are analyzed by the Appointments and Remunerations Committee and debated by the Board, all of which is reflected in the meeting minutes.

Evaluation of the Chairman

The Chairman is evaluated annually by Board members based on a survey prepared by the Appointments and Comensartion Committee. The results of the evaluation are analyzed by the Committee and submitted to the full Board, all of which is reflecting in the meeting minutes.

Evaluation of the CEO and Executives

The annual evaluation of the CEO's performance and that of Bank executives by a wide circle of employees at all levels, is forwarded to the Board of Directors after being examined by the Appointments and Remunerations Committee.

Information Provided to Board Members

The Bank's directors are provided at all times and in advance with complete information on the items contained on the Board of Directors and Committee meetings, as well as general information on the activities of the Bank and the Group, with the possibility of having direct access to the databases containing such information and the persons responsible for Bankinter's diverse business areas and activities. To this end, the Board members are provided with an organizational chart for the Bank which is updated periodically and contains the names, functions and addresses of the persons responsible for the different areas and services.



Information Provided to Shareholders

One of the priorities of the Board of Directors is to ensure the greatest possibility transparency in the relations with between the Company and its Shareholders.

The financial information that is periodically distributed to the markets as well as the internal information presented to the Board of Directors and its committees is first verified by the Regulatory Compliance and Audit Committee with the assistance of the Company's auditor.

Especially relevant operations that are subject to the Board of Directors Regulations and operations with treasury stock are carried out in compliance with the Corporations Act and the resolutions passed by the General Meeting of Shareholders.

Significant Shareholders

The Company's relations with its significant shareholders and institutional investors should not translate into providing them with information that may create privileged situations or special discriminatory advantages over other shareholders.

The Board of Directors will take the appropriate measures to ensure that any direct or indirect transaction between the Company and a significant shareholder is carried out under conditions of transparency, market and equal treatment and that it complies with all legal requirements, and furthermore that significant shareholders assume, to the extent that they are required to do so, the duties applicable to the Board members pursuant to these Regulations.

Internal Information

The management report of the CEO and the reports presented to the Board of Directors and its Committees are widely disseminated through the Bank's Intranet and to other internal, shared databases.

Privileged and Relevant Information

The measures of informational transparency mentioned above are in keeping with the limitations established in the regulations on privileged and relevant information, confidentiality and banking secrecy contain in the Law, in the Board of Directors Regulations and the Bankinter Stock Market Code of Conduct.

Information Channels

The mandatory or voluntary acts of communication and information between the Company, its shareholders and Board Members, regardless of who the senders and recipients are, may be carried out electronically and using other communication techniques.

VII. LEGALITY

In addition to the functions inherent to his office, the Secretary of the Board acts as the legal adviser to the Board of Directors, reporting directly for these purposes to the Board of Directors and its Chairman.

The Secretary of the Board must ensure the material and formal legality of the actions and resolutions of the Board and its Committees, provide legal advisory services to the Chairman, CEO and Board members and be responsible for the Company's external institutional information of a legal nature.

VIII. PROCEDURE OF THE BOARD OF DIRECTORS

The Board of Directors meets every month, except in July and August and sometimes in February, generally on the second Wednesday of the month, for approximately two and one-half hours. The frequency of the meetings is approved by the Board itself at the beginning of each fiscal year. In addition, the Board may also meet whenever the Chairman deems it necessary or as requested by the Executive Committee or by five Board members.

The Chairman will decide on the meeting agenda and will include other items on the agenda when requested to do so by the Executive Committee or three Board members.

The Board meeting agenda usually follows the outline shown below:

- Report on the evolution of credit risk and ratification of the asset operations submitted to the Board of Directors. The Director of Risk Management presents the report.
- Presentation of one or more reports relative to the Bank's man management and control areas: the persons responsible for the respective areas present the reports.
- Management report and results presented by the CEO.
- Report of the Chairman of the Audit and Compliance Committee.
- Report of the Chairman of the Appointments and Compensation Committee.
- Miscellaneous items.

Extraordinary Board Meetings are held at the request of the Chairman, the Executive Committee and five Board members.

As provided for in the bank's By-Laws, electronic mail and other distance communication techniques are valid for announcing board meetings, delegating Board members, holding the meeting and taking votes. The acts of communication and information between the Company its Board members, regardless of who is the sender and who is the recipient, may be carried out electronically and using other distance communication techniques.

The independent Board member who is unable to attend a meeting must delegate another independent Board member to vote for him/her, unless there is a justifiable reason for not doing so.

The resolutions are passed by absolute majority of the Board members in attendance or represented, except in those cases where the law or the company's by-laws required a higher majority.

The Chairman encourages the efficacy of the Board's operations, the participation of Board members in the debates and decisions, their participation, freedom of opinion and contribution to the decisions finally taken. The Chairman has the deciding vote in the case of a tie.



IX. BOARD OF DIRECTOR COMMITTEES

To guarantee the effective compliance of the functions assigned to it, the Board of Directors has formed several committees to direct and control specific matters, facilitate the preparation of proposals for decision-making on these matters and reinforce the guarantees of objectivity and control of the Board's activity.

The Audit and Compliance Committee and the and Appointments and Compensation Committee will be composed of a majority of and presided over by independent Board members.

Executive Committee

Chairman:	Juan Arena de la Mora
CEO:	Jaime Echegoyen Enríquez de la Orden
Members:	Cartival, S.A. (represented by Marcelino Botín-Sanz de Sautuola y Naveda) John de Zulueta Greenebaum
Secretary:	Rafael Mateu de Ros

As a consequence of the broad powers of the Board of Directors (plenary) and of the regularity with which the Board meets, the Executive Committee meets very infrequently, once or twice a year, although it can meet at any time to adopt decisions that fall under the Board's authority when a Board meeting cannot be held, either at the request of the Chairman or of three board members. in 2002, the Executive Committee met only once in the month of July when no Board of Directors meeting was scheduled.

Regulatory Compliance and Audit Committee

Chairman:	Pedro Guerrero Guerrero
Board members:	José Ramón Arce Gómez Alfonso Botín-Sanz de Sautuola y Naveda
Secretary:	Rafael Mateu de Ros

According to the Company's by-laws, the Audit and Compliance Committee is composed of a minimum of three and a maximum of five members appointed by the Board of Directors. The Chairman of this Committee and most of its members will be non-executive, independent board members. The Chairman must be replaced every four years or before and may be re-elected once year after stepping down as Chairman.

The Audit and Compliance Committee meets every month of the year, except August, usually the day before the Board of Directors meeting. In 2002, the Committee met ten times.

The person responsible for the Auditing Division, accompanied as necessary by other people in his/her area, acts as the presenter at the Committee meeting, as does the person responsible for the Regulatory Compliance Unit upon request. The auditor's representatives participate in the quarterly Committee meetings in which the results are verified before being published an in an annual monographic session on the auditor's report for the fiscal year, the conclusions of which are also presented by the auditor to the Board of Directors. The Chairman and CEO of the Bank may be called by the Committee Chairman to appear at the Committee meeting.

The Committee Chairman is authorized to call as many meetings as are deemed necessary-as was the case in 2002-with the Internal Audit Division and with the independent auditors.





The Committee meetings last approximately two hours.

The Audit and Compliance Committee is the body delegated by the Board of Directors to exercise the Board's powers relative to the supervision and control of the Company's activities, of the veracity, objectivity and transparency of the company's accounting and of its economic and financial information and of its compliance with legal and regulatory provisions applicable to the Bank. The Bank's Audit Division depends hierarchically on the Audit and Compliance Committee.

Among other, the functions of the Audit and Compliance Committee include the following:

- To inform the General Meeting of Shareholders on the questions raised by shareholders and falling within its scope of authority.
- To propose to the Board of Directors for submission to the General Meeting of Shareholders, the appointment, re-election or replacement of the external auditors and to ensure the rotation of auditing firms or teams and the prevention of conflicts of interest.
- To supervise the Company's internal audit services and to guarantee the independence, autonomy and universality of the internal auditing function.
- To oversee and supervise the Company's financial information processes and internal control system, with special reference to the regulations governing privileged and relevant information.
- To handle relations with the external auditors and to receive information from them, particularly on questions relative to the account auditing process. The external auditors appear at a Board Meeting at least once a year and quarterly at Committee meetings.
- To verify the Bank's and Group's quarterly financial statements and annual accounts, the annual report and the management report prior to being proposed by the Board of Directors or approved and prior to its publication following an examination of the reports of the external auditors and the Audit Division.
- To resolve the conflicts of interest and other questions relative to the norms of conduct applicable to Board members.
- To oversee compliance with the Profession Code of Ethics of the Bankinter Group and the Stock Exchange Code of Conduct.
- To supervise the functions assigned to the Bank's Regulatory Compliance Unit.
- To receive information on the disciplinary measures affecting the Bank's Directors.

The operation of the Audit and Compliance Committee shall be governed firstly by the rules set forth in the Board of Directors Regulations and secondly by the rules governing the Board of Directors. In all cases, these regulations should foster the independent operation of the Committee.

The Audit and Compliance Committee has access to all of the information and documentation needed to perform its functions and may request the assistance of advisers, consultants, experts and other independent professionals.

Appointments and Compensation Committee

Chairman:	José Ramón Arce Gómez
Members:	Pedro Guerrero Guerrero John de Zulueta Greenebaum
Secretary:	Rafael Mateu de Ros

The Appointments and Compensation Committee meets some six times a year, as was the case in 2002, usually just before the monthly Board of Directors meeting. The Bank's Chairman and CEO, as well as the person responsible for Personnel Management, can be called by the Committee Chairman to appear at the meeting. The Committee Chairman may engage the services of external consultants -as it did in 2002- to advise the Committee on the matters falling under its authority.

The Committee meetings last approximately two hours.

Among others, the Committee's functions include the following:

- To propose the appointment, re-election and dismissal of Board members, advisory Board members and Board Consultants as well as members to sit on Board of Directors committees.
- To inform on the appointment of the Chairman, Vice-Chairman, CEO, Secretary of the Board and executives.
- To inform on the remuneration schedules of Board members and to periodically review the structure and amount of such remunerations and ensure the transparency of the entire process.
- To propose a remuneration schedule for the Chairman and CEO as Bank executives.



- To inform on incentive plans for executives and employees which are tied to the evolution of the value of the Bank's stocks or other variable indicators.

- To inform on the annual evaluation of the professional performance of the CEO and the Bank's Executive Directors.

Business Committee

Chairman:	Juan Arena de la Mora
Members:	Jaime Echegoyen Enríquez de la Orden
	José Ramón Arce Gómez
	Pedro Guerrero Guerrero
	John de Zulueta Greenebaum
	Fabiola Arredondo de Vara
	Alfonso Botín-Sanz de Sautuola y Naveda
Secretary:	Rafael Mateu de Ros

The Business Committee meets on the same days as the Board of Directors meeting just before the Board meeting, except when the Ordinary General Meeting of Shareholders meets. In 2002, the Committee met six times: prior to being officially formed as such, an informative meeting was called prior to each Board Meeting and attended by several Bank directors and board members.



The Committee may call the Bank's Managing Directors and Deputy Managing Directors to attend its meetings, as well as other directors. to make diverse presentations to the Committee and to other Bank directors. It may also request the assistance of the Adviser to the Board of Directors
The Committee meetings usually last one and one-half hours.

The members to this Committee are appointed for two-year, renewable terms.

The Committee meets to monitor the progress and results of the different areas and services of the Bank and Group for the purposes of facilitating communications between the Board and the different business areas of the Bank and to facilitate the Board's understanding of the Bank's business evolution and that of the sector in general, and to make recommendations and suggesting for improving profitability, growing the balance sheet or improving the control of different risks affecting Bank and the Group.

X. RESPONSIBILITY FOR THE INFORMATION CONTAINED IN THE ANNUAL REPORT FOR FY 2002

The accounts included in the Annual Report are presented in accordance with the regulations in force and the provisions of the Bank of Spain and have been formulated by the Directors of Bankinter, S.A. and the Bankinter Group based on the accounting records of the Bank and its consolidated companies.

The Directors are responsible for defining the accounting policies and establishing the internal control mechanisms and systems that make it reasonably possible to ensure the reliability and consistency of the data contained in the accounting records and to actually prepare and present the Annual Accounts.

The main internal control bodies of the Grupo Bankinter are: the Board of Directors' Audit and Compliance Committee, the Internal Audit Division, the Regulatory Compliance Unit, the Assets and Liabilities Committee and the Institutional Control Unit, as well as the control bodies in place in the different departments and areas of the Bank and Group companies.

The external auditors verify the annual accounts in order to issue a professional opinion on them. The eternal auditors are regularly informed of the controls and procedures of the Bank and the Grupo Bankinter, The auditors define and carry out their auditing tests with complete autonomy and have access to the Board of Directors and to the Audit and Compliance Committee in the terms set out in this Corporate Governance Report for the purpose of putting forth their conclusions and recommendations for improving the efficacy of the internal control systems.

XI. AUDITOR'S FEES

Following the recommendation on the transparency of annual information relative to the fees paid to the Bank's auditors for their services, the Bankinter Group's Annual Report has, for years, reflected this information.

In fiscal year 2002, the fees invoiced by PriceWaterhouseCoopers were as follows:

Bankinter S.A.

Audit by PriceWaterhouseCoopers Auditores, S.L. of the annul accounts of Bankinter, S.A. fiscal year 2002: 149,000 euros.

Other auditing, consultancy and advisory services rendered by the PriceWaterhouseCoopers Group to Bankinter, S.A. in 2002: 94,000 euros.

Bankinter Group

Audit by PriceWaterhouseCoopers Auditores, S.L. of the annul accounts of Grupo Bankinter, S.A. fiscal year 2002: 250,000 euros.

Other auditing, consultancy and advisory services rendered by the PriceWaterhouseCoopers Group to Grupo Bankinter in 2002: 112,000 euros.



XII. INSTITUTIONAL INFORMATION ON THE BANK

Bankinter, S.A. was founded in the public deed executed in Madrid on 4 June 1965, under the name of Banco Intercontinental Español, S.A. The current name and its by-laws are contained in the public deed executed on 27 May 2002 before the notary public of Madrid, Agustín Sánchez Jara under number 3,383 of his protocol.

The Bank is registered in the Business Register of Madrid, volume 1,857 general, 1,258 of section three of the Companies Book, folio 220, page number 9.643 on 8 July 1965.

It is registered in the Special Register of Banks and Bankers under number 30. Its tax identification number is A-28157360 and it is a member of the Deposit Guarantee Fund, code number 0128.

The Bank's registered offices are located at Paseo de la Castellana number 29, 28046 Madrid, Spain.

BANKINTER GROUP

Statutory report prepared pursuant to the Corporations Law and the Commercial Code. Financial statements prepared by the Board of Directors of Bankinter, S.A. on January 15, 2003

AUDITORS' REPORT

PRICEWATERHOUSECOOPERS

Paseo de la Castellana, 43
28046 Madrid
Tel. +34 915 684 400
Fax +34 913 083 566

A free translation of the audit report on the consolidated annual accounts originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain. In the event of a discrepancy, the Spanish language version prevails

AUDITORS' REPORT ON THE CONSOLIDATED ANNUAL ACCOUNTS

To the Shareholders of Bankinter, S.A.

We have audited the consolidated annual accounts of Bankinter, S.A. and its consolidated Group consisting of the balance sheets at 31 December 2002 and 2001, the profit and loss accounts and the notes for the years then ended, whose preparation is the responsibility of the Bank's management. Our responsibility is to express an opinion on the aforementioned consolidated annual accounts as a whole, based on our audit work performed in accordance with generally accepted auditing standards which require examining, on a test basis, evidence supporting the annual accounts as well as evaluating the overall annual accounts' presentation and assessing the accounting principles applied and significant estimates made by the management.

Presented with the balance sheets and the profit and loss accounts for the years 2002 and 2001, management has included, for comparative purposes only, the corresponding amounts for the year 2000. Our opinion refers exclusively to the consolidated annual accounts for the years 2002 and 2001. On 18 January 2001 we issued our unqualified audit opinion on the consolidated annual accounts for the year 2000.

As stated in Note "Accounting policies" to the accompanying consolidated annual accounts, the Board of Directors of Bankinter, S.A. approved in December 2002 the transfer of Euro 19.5 million from "Unrestricted reserve" to a specific liability account within the account group "Provisions for contingencies and expenses", as part of a plan of early retirements to adequate the number, age and profile of the staff as a result of the technological development of the Bank's systems and of the reorganization of the management and resources of the Bank. The transfer was authorized by the Bank of Spain on 13 December 2002, in accordance with the Norm 13th-4, of the Circular 4/91. Additionally, according to Bank of Spain's authorisation, the corresponding deferred tax assets have been recorded amounting to Euro 6.8 million under "Other assets" crediting "Unrestricted reserve".

In our opinion, the accompanying consolidated annual accounts present fairly, in all material respects, the shareholders' equity and financial position of Bankinter, S.A. and its consolidated Group at 31 December 2002 and 2001 and the results of its operations and the resources obtained and applied for the years then ended, and they contain the necessary and relevant information in order to adequately interpret and understand them in conformity with generally accepted accounting principles consistently applied.

The accompanying Management Report for 2002 contains the information that management considers relevant to Bankinter, S.A. and its consolidated Group, the evolution of its business and of other matters and does not form an integral part of the consolidated annual accounts. We have verified that the accounting information contained in the aforementioned Management Report coincides with that of the consolidated annual accounts for 2002. Our work as auditors was limited to verifying the Management Report within the scope already mentioned in this paragraph and did not include the review of information other than that obtained from Bankinter, S.A. and its consolidated Group's audited accounting records.

PricewaterhouseCoopers Auditores, S.L.

José María Sanz Olmeda
Partner
30 January 2003

PricewaterhouseCoopers Auditores, S. L. - R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79031290

PUBLIC CONSOLIDATED BALANCE SHEETS, BEFORE DISTRIBUTION OF INCOME, OF THE BANKINTER CONSOLIDATED GROUP

(thousands of euros)

ASSETS	12/31/02	12/31/01	12/31/00
Cash on hand and deposits at central banks	**380,444**	**283,167**	**134,533**
Cash on hand	63,425	55,341	40,324
Bank of Spain	291,313	198,271	39,920
Other central banks	25,706	29,555	54,289
Government debt securities	**2,568,712**	**2,030,414**	**1,198,892**
Due from banks	**2,487,862**	**2,523,156**	**2,037,579**
Demand deposits	82,169	131,848	149,509
Other	2,405,693	2,391,308	1,888,070
Credit facilities and loans	**15,006,669**	**14,690,756**	**13,867,834**
Debentures and other fixed-income securities	**1,235,953**	**726,039**	**852,829**
Public-sector	8,610	14,065	16,155
Other	1,227,343	711,974	836,674
Pro memoria: Bankinter securities	-	-	109
Equity securities	**12,073**	**51,874**	**28,813**
Investments in non-Group companies	**47,324**	**55,904**	**21,967**
Banks	-	-	-
Other	47,324	55,904	21,967
Investments in Group companies	**91,050**	**80,036**	**65,622**
Banks	-	-	-
Other	91,050	80,036	65,622
Intangible assets	**-**	**-**	**5**
Incorporation expenses	-	-	-
Other deferred charges	-	-	5
Consolidation goodwill	**20,290**	**23,281**	**10,843**
Fully or proportionally consolidated companies	-	-	-
Companies accounted for by the equity method	20,290	23,281	10,843
Property and equipment	**135,098**	**138,027**	**142,238**
Land and buildings for own use	41,868	38,848	40,938
Other property	31,769	34,626	36,198
Furniture, fixtures and other	61,461	64,553	65,102
Treasury stock	**15,116**	**15,091**	**16,117**
Pro memoria: Par value	2,068	2,112	2,231
Other assets	**496,745**	**663,063**	**632,348**
Accrual accounts	**124,561**	**139,548**	**105,952**
Losses at consolidated companies	**31,410**	**23,794**	**21,010**
Fully consolidated companies	8,773	2,410	13
Companies accounted for by the equity method	22,637	21,384	20,997
TOTAL ASSETS	**22,653,307**	**21,444,150**	**19,136,582**

PUBLIC CONSOLIDATED BALANCE SHEETS, BEFORE DISTRIBUTION OF INCOME, OF THE BANKINTER CONSOLIDATED GROUP

(thousands of euros)

LIABILITIES AND CAPITAL	12/31/02	12/31/01	12/31/00
Due to banks	**4,771,754**	**3,843,878**	**4,217,718**
Demand deposits	120,155	96,128	163,117
Time or notification deposits	4,651,599	3,747,750	4,054,601
Customer deposits	**12,257,660**	**12,587,644**	**11,021,564**
Savings deposits	8,577,708	8,710,200	7,594,694
Demand	5,320,968	5,142,993	4,289,209
Time	3,256,740	3,567,207	3,305,485
Other deposits	3,679,952	3,877,444	3,426,870
Demand	-	-	-
Time	3,679,652	3,877,444	3,426,870
Bonds and notes	**3,282,785**	**2,583,962**	**1,652,126**
Bonds and debentures outstanding	1,464,392	1,310,776	1,069,153
Notes and other debt securities	1,818,393	1,273,186	582,973
Other liabilities	**474,560**	**638,433**	**540,654**
Accrual accounts	**251,459**	**268,659**	**269,806**
Provisions for contingencies and expenses	**186,793**	**148,721**	**121,079**
Pension allowance	-	-	-
Provision for taxes	-	-	-
Other provisions	186,793	148,721	121,079
General risk allowance	**47,307**	**39,690**	**35,603**
Negative consolidation difference	**55**	**-**	**-**
Fully or proportionally consolidated companies	55	-	-
Companies accounted for by the equity method	-	-	-
Consolidated income for the year	**119,486**	**108,613**	**98,969**
Group	110,329	98,365	88,962
Minority interests	9,157	10,248	10,007
Subordinated debt	**197,767**	**197,767**	**197,767**
Minority interests	**269,519**	**269,519**	**269,519**
Paid-in capital stock	**113,656**	**112,863**	**111,663**
Additional paid-in capital	**242,964**	**227,422**	**206,564**
Reserves	**352,738**	**342,630**	**327,847**
Revaluation reserves	**22,227**	**22,227**	**22,227**
Reserves at consolidated companies	**62,577**	**52,122**	**43,476**
Fully consolidated companies	15,409	13,464	17,650
Companies accounted for by the equity method	47,168	38,658	25,826
TOTAL LIABILITIES AND CAPITAL	**22,653,307**	**21,444,150**	**19,136,582**

PUBLIC CONSOLIDATED BALANCE SHEETS, BEFORE DISTRIBUTION OF INCOME, OF THE BANKINTER CONSOLIDATED GROUP

MEMORANDUM ACCOUNTS (thousands of euros)

	12/31/02	12/31/01	12/31/00
CONTINGENT LIABILITIES	**1,748,901**	**1,798,343**	**1,751,520**
Guarantees and other sureties	1,628,397	1,693,205	1,662,392
Other contingent liabilities	120,504	105,138	89,128
COMMITMENTS	**3,345,189**	**3,242,438**	**3,255,605**
Unused portion of credit facilities granted	3,309,094	3,192,723	3,229,733
Other commitments	36,095	49,715	25,872
Total memorandum accounts	**5,094,090**	**5,040,781**	**5,007,125**

PUBLIC CONSOLIDATED STATEMENTS OF INCOME OF THE BANKINTER CONSOLIDATED GROUP

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Interest and similar revenues	983,326	1,104,202	855,435
Of which:			
Fixed-income securities	108,749	130,659	69,480
Interest and similar expenses	595,525	737,574	574,413
Equities portfolio revenues	646	1,312	1,534
Equity securities	561	603	522
Investments in non-Group companies	85	708	1,012
Investments in Group companies	-	1	-
Net interest revenue	**388,447**	**367,940**	**282,556**
Fees collected	191,382	182,939	190,567
Fees paid	51,525	54,829	48,464
Revenue from financial transactions	19,818	56,998	64,092
Gross operating income	**548,122**	**553,048**	**488,751**
Other operating income	12,561	10,591	10,795
General administrative expenses	290,791	304,622	276,016
Personnel expenses	166,888	168,715	138,025
Of which:			
Wages and salaries	109,730	116,009	101,313
Employee welfare expenses	27,449	26,445	24,733
Of which: Pension payments	3,052	2,910	2,815
Other administrative expenses	123,903	135,907	137,991
Depreciation, amortization and write-downs of property and equipment and intangible assets	22,365	23,162	22,861
Other operating expenses	4,824	6,822	4,443
Net operating income	**242,703**	**229,033**	**196,226**
Net gains (losses) on companies accounted for by the equity method	18,615	15,997	10,537
Amortization of consolidation goodwill	2,640	1,958	879
Gains on Group transactions	14,567	5,255	10,870
Losses on Group transactions	16,484	694	1,723
Write-offs and provisions for loan losses	66,263	68,597	46,409
Write-downs of long-term investments	1,853	6,159	2,069
Provision to general risk allowance	(24)	(24)	(221)
Extraordinary income	27,233	19,124	10,485
Extraordinary charges	29,700	24,153	24,771
Income before taxes	**186,202**	**167,872**	**152,488**
Corporate income tax	66,716	59,259	53,519
Other taxes	-	-	-
Consolidated net income	**119,486**	**108,613**	**98,969**
Income attributed to minority interests	**9,157**	**10,248**	**10,007**
Income attributed to the Group	**110,329**	**98,365**	**88,962**

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION OF THE BANKINTER CONSOLIDATED GROUP

(thousands of euros)

	2002		2001		2000	
	Used	Provided	Used	Provided	Used	Provided
Funds obtained from operations	-	**235,303**	-	**192,390**	-	**167,447**
Income for the year	-	119,486	-	108,613	-	98,969
Depreciation and amortization	-	22,365	-	25,120	-	23,740
Net provision for loan losses	-	66,263	-	68,597	-	46,649
Net provision for security price fluctuation	-	(11,668)	-	(38,440)	-	(27,485)
Net provision to other allowances	-	37,744	-	26,869	-	25,172
Net gains on disposal of property and equipment	-	1,065	-	911	-	309
Net gains (losses) on sale of long-term investments	-	48	-	720	-	(43)
Net gains on sale of treasury stock	-	-	-	-	-	136
Net increase/decrease in:						
Lending less financing from Bank of Spain and banks and thrifts	-	865,893	567,786	-	-	2,468,427
Credit facilities and loans	382,176	-	891,643	-	3,658,105	-
Fixed-income securities	1,036,544	-	657,599	-	591,479	-
Equity securities, other than long-term investments	-	39,753	14,732	-	-	43,311
Deposits	329,984	-	-	1,192,240	-	4,315,829
Bonds and notes	-	715,158	-	953,894	660,553	-
Additions to/sales of long-term investments	21,078	-	161,387	-	1,599,295	-
Investments in Group and associated companies	2,434	-	111,127	-	1,543,764	-
Property and equipment and intangible assets	18,644	-	50,260	-	55,531	-
Other asset items less liability items	21,770	-	-	18,930	414,677	-
Dividends paid and distribution of additional paid-in capital	64,555	-	64,307	-	70,905	-
Total	**1,856,107**	**1,856,107**	**2,357,454**	**2,357,454**	**6,995,014**	**6,995,014**

BUSINESS ACTIVITY

Bankinter, S.A. ("the Bank") engages in banking activities and is subject to the rules and regulations applicable to banks operating in Spain.

The Bank is the parent company of a group of financial institutions whose activities it controls directly or indirectly.

ACCOUNTING POLICIES

Basis of presentation and consolidation

The consolidated financial statements of Bankinter, S.A. and subsidiaries composing the Bankinter Group ("the Group") are presented in the formats stipulated by Bank of Spain Circular 4/1991 and subsequent amendments thereto and, accordingly, give a true and fair view of the net worth, financial position and results of the Group. These consolidated financial statements, which were prepared by the Bank's directors from the individual accounting records of the Bank and of each of the subsidiaries composing, together with the Bank, the Bankinter Group, include certain adjustments and reclassifications required to conform the accounting principles and presentation criteria followed by the subsidiaries (mainly those outside Spain) with those applied by the Bank.

The financial statements of the Group, the Bank and the consolidated subsidiaries as of December 31, 2002, have not yet been approved by the respective Shareholders' Meetings. However, the Bank's Board of Directors considers that they will be approved without material changes.

Accounting principles and valuation standards

The accompanying consolidated financial statements were prepared in accordance with the generally accepted accounting principles and valuation methods described in the "Accounting Principles Applied" note. All mandatory accounting principles with a significant effect on the preparation of the consolidated financial statements were applied.

Consolidation principles and equity

The principles applied in consolidation conform to those set forth in Royal Decree 1343/1992 regulating the consolidation of the financial statements of deposit-taking entities, and in Bank of Spain Circular 4/1991. Accordingly, the methods used were the full consolidation method and, for companies engaging in other than typical Group activities, the equity method, after all the material accounts and transactions between Group companies had been eliminated.

Comparative information

From July 1, 2000, as a result of the entry into force of Bank of Spain Circular 9/1999, an allowance for the statistical coverage of loan losses was recorded to strengthen coverage of the risks of credit institutions. This is an anticyclical allowance which obliges credit institutions to record additional provisions with a charge to income in periods of high economic growth, as a precaution against a possible increase in bad debts when the business cycle turns downward.

In December 2002, the Bank of Spain authorized the Bank to implement a special voluntary early retirement plan with a charge to voluntary reserves. This plan stems from the need to readapt Bankinter's labor force as a result of the technological development of the Bank's systems and of the reorganization of its management and resources, which affects the number, age and professional qualification profile of Bankinter's employees. The plan is addressed to approximately 66 employees, aged 56 or more, who work at Central Services and in the Bank's networks.

This plan will result in increased productivity and improved operating efficiency at the Group.

An allowance for early retirement of €19,500 thousand was recorded through the transfer of unrestricted reserves and a credit to prepaid taxes of €6,724 thousand, as the net discounted present value of 90% of the annual salary of the group of employees affected by the plan, plus the vested retirement pension commitments and the additional contributions to be made through the date of retirement of these employees. The balance of this allowance amounted to €19,080 thousand as of December 31, 2002.

In accordance with the accounting principle of utmost prudence, from 2001 certain specific transactions which in accordance with current regulations could receive different accounting treatments were recorded as follows:

1) Convertible debentures for employees

The portion accrued in 2002 and 2001 of the value of the options implicit in Convertible Debenture Issue I for employees (the only issue outstanding as of December 31, 2002 and 2001) was recorded as a personnel expense.

This method of recording the accrual of the premiums implicit in Convertible Debenture Issue I and in subsequent issues, will be maintained up to their maturity or early redemption.

€3,636 thousand were recorded as personnel expenses in this connection for Issue I as of December 31, 2002 (€2,326 thousand as of December 31, 2001). The amount recorded in this connection in 2002 for Issue IV (issued and redeemed in 2002) was €1,375 thousand.

As a result of the aforementioned recording method, as the Bank makes the capital increases to enable debentures to be converted into shares during the term of the Convertible Debenture Issues, the accrual account generated will be transformed into Reserve for additional paid-in capital, thereby increasing the Bank's book equity.

2) Multi-year incentive plans

The amounts of the payments or accruals under the multi-year management incentive plans in 2002 and 2001 (€3,307 thousand and €9,637 thousand, respectively) were recorded under the "Personnel Expenses" caption, whereas the amount used of the in-house allowance recorded to meet these payments was recorded as extraordinary income in 2002 and 2001 (in prior years it was recorded as a reduction of personnel expenses).

To make the statements of income comparable, reclassifications were made in the 2000 statement of income approved by the respective Shareholders' Meetings and, as a result, both personnel expenses and extraordinary income increased by €4,009 thousand. This reclassification did not change the bottom line of this statement of income.

3) Redemption of Convertible Debenture Issues III and IV for employees

As a result of the early redemption of the Issue IV debentures, the Bank recorded a personnel expense of €14,608 thousand in 2002 relating to the difference between the initial value of the options implicit in this issue and their value on the redemption date. As a result of the early redemption of the Issue III debentures in 2001, the Bank recorded a personnel expense of €10,925 thousand in 2001 relating to the difference between the initial value of the options implicit in this issue (January 2001) and their value on the redemption date (December 2001). Since the balancing entry was the "Extraordinary Income" caption, income for the year was not affected.

Accordingly, the increase in personnel expenses recorded in 2002 and 2001 for the two items mentioned above (Sections 2) and 3) of this Note) had no effect on income for the year or on the Bank's net worth, because an increase in extraordinary income of the same amount was recorded at the same time.

Taking into account the matters described above, of the 22.2% year-on-year increase in personnel expenses in 2001, 1.7 percentage points related to accrual of the value of the option premium implicit in Convertible Debenture Issue I; 7.9 percentage points related to the extraordinary cost for the Bank arising from the difference in the value of the option premium implicit in the respective issues between the issue date and the redemption date and 4.6 percentage points related to the reclassification of the settlement of the incentive plans. The remainder (8%) related to the increase in typical personnel expenses.

Also, the atypical personnel expenses referred to in this Note did not signify that any compensation or rights were received by employees, since the convertible debenture issues are financial transactions subscribed to voluntarily by employees, who assume the transaction risk and forfeit the share conversion right if for any reason they cease to be employees.

ACCOUNTING PRINCIPLES APPLIED

The accompanying consolidated financial statements were generally prepared in accordance with the accounting principles set forth in Bank of Spain Circular 4/1991 and subsequent applicable regulations. The most significant accounting principles applied are as follows:

a) Recognition of revenues and expenses

Revenues and expenses are basically recognized for accounting purposes on an accrual basis. The main exceptions to this general principle are revenues arising from transactions involving assets whose full recovery is doubtful, which are not recognized as revenues until they are effectively collected.

Interest on asset and liability transactions with settlement terms exceeding twelve months is accrued by the interest method and that on shorter-term transactions is accrued by either the interest or the straight-line method.

b) Translation of foreign currency accounts

Asset and liability accounts in foreign currencies have been translated to euros at the average year-end foreign exchange market rates. Exchange differences were recorded in full at their net amount in the statement of income.

The premiums or discounts on forward foreign currency hedging transactions, defined as the difference between the contract exchange rate and the spot exchange rate at the contract date, are accrued over the contract term and recorded as adjustments to hedging transaction expenses or revenues.

Non-hedging forward transactions have been translated to euros at the year-end forward foreign exchange market rates for the remaining term of the transactions outstanding. The resulting gain or loss recorded is the present value of the difference between the contract value and the market price for the remaining term of the transaction. This present value is calculated using market interest rates for the remaining term of the transaction.

c) Treasury stock

The cost of the Bankinter, S.A. shares, net of the related provisions, owned by the Group as of December 31, 2002, 2001 and 2000, is recorded under the "Treasury Stock" caption in the accompanying consolidated balance sheets.

The Bankinter Group set up a restricted reserve for an amount equal to the cost of Bankinter, S.A. shares as of December 31, 2002, 2001 and 2000.

The gains obtained by the consolidated subsidiaries on transactions involving Bankinter, S.A. shares amounted to €40 thousand in 2002, €4,852 thousand in 2001 and €10,230 thousand in 2000.

As required by Bank of Spain regulations, a specific reserve for the treasury stock of the Bank and its subsidiaries was set up for the difference between the acquisition cost of the shares of treasury stock and their underlying book value. This reserve is recorded on the asset side of the public consolidated balance sheet as a reduction of the balance of "Treasury Stock".

d) Securities portfolio

I) Pursuant to Bank of Spain Circular 4/1991, the Group's securities are classified as trading portfolio, available-for-sale-securities portfolio, held-to-maturity securities portfolio or permanent investments portfolio, depending on the purpose for which they were acquired.

The trading portfolio includes fixed-income and equity securities carried on the asset side of the balance sheet for the purpose of obtaining short-term gains on their price fluctuations. Only listed securities traded in a high-volume, liquid market not influenced by individual private players qualify for inclusion in the trading portfolio, and they are stated at year-end market price.

The held-to-maturity securities portfolio includes fixed-income securities acquired and held to redemption because Bankinter has the financial capability to do so.

The permanent investments portfolio includes the investments intended to make a lasting contribution to the activities of the Group. The available-for-sale-securities portfolio includes the fixed-income and equity securities not assigned to any of the categories described above.

In application of Bank of Spain Circular 4/1991, the Bankinter Group established objective criteria for classifying its securities in the various portfolios. Accordingly, the Group's trading portfolio includes, for information purposes, fixed-income or equity securities issued by the public or private sector which are used in the Group's ordinary trading activity. These are normally deemed to be securities representing investments with terms not exceeding three months and are valued at market price.

Fixed-income securities assigned to the available-for-sale and held-to-maturity securities portfolios are recorded at acquisition cost net, if appropriate, of accrued interest, which is recorded temporarily in sundry accounts. The positive or negative difference between the acquisition cost and the redemption value is accrued daily over the residual life of the security and its initial cost is adjusted with a credit or charge to income, so that the securities are valued at adjusted acquisition cost.

€896 thousand were credited to income as of December 31, 2002, as a result of such accruals (compared with gains of €1,891 thousand in 2001 and €651 thousand in 2000).

The potential gains or losses on the listed securities included in the available-for-sale-securities portfolio are calculated quarterly by comparing the adjusted acquisition cost with the market price, net if applicable of the accrued interest, on the last trading day of the calendar quarter.

If this valuation results in a net loss, such loss is recorded in an asset accrual account with a balancing entry to the security price fluctuation allowance.

As of December 31, 2002, this accrual account had a zero balance (€1,579 thousand as of December 31, 2001 and zero balance as of December 31, 2000).

II) Fixed-income securities denominated in foreign currencies classified in the investment portfolio are valued at cost and readjusted monthly to the average exchange rate ruling in the foreign exchange market. The net gain or loss disclosed by this adjustment is recognized in the income statement as exchange differences. The year-end realizable value was determined on the basis of the international market price of these securities.

Equity securities denominated in foreign currencies which represent a permanent investment are valued at acquisition cost and translated to euros at the exchange rate prevailing on the acquisition date. Securities classified in the trading portfolio are valued at market prices.

III) Listed equity securities not included in the trading portfolio are recorded at the lower of cost, revalued where appropriate pursuant to the applicable enabling legislation, or year-end market value or average market price in the last quarter of the year.

Unlisted equity securities are valued at the lower of cost, revalued where appropriate pursuant to the applicable enabling legislation, or net asset value.

IV) Transfers of securities from the trading portfolio to any other portfolio are made at market price net, where appropriate, of accrued interest. Transfers from the available-for-sale-securities portfolio to the held-to-maturity portfolio are made at the lower of market price or adjusted acquisition cost.

Transfers from the permanent investments portfolio to other portfolios are made at net book value.

Transfers are not made from the held-to-maturity securities portfolio to other portfolios or from the available-for-sale-securities portfolio to the trading portfolio.

In line with its prudent provisioning policy, the Bank recorded in prior years a security price fluctuation allowance for an amount practically equal to the gain obtained in managing the government debt security portfolio in excess of the expected objective, thereby setting up a provision for future interest rate risk, which is the precise purpose pursued in managing this portfolio. This allowance is included in the balance sheet as a reduction of the investment in government debt securities. As a result of the variations in government debt security prices and interest rates in 2002, €12,685 thousand of this allowance were released (€46,584 thousand in 2001) and, therefore, the allowance had been released in full as of December 31, 2002.

e) Consolidation goodwill

The differences between the cost of the investments in each of the companies included in consolidation (those fully consolidated or accounted for by the equity method) and the respective adjusted underlying book values at the date of first-time consolidation were allocated as follows:

I) Directly, where appropriate, to the subsidiaries' balance sheet items, as an addition to the value of the assets (or a reduction of the value of the liabilities) whose market values were higher than the net book values per these companies' balance sheets and whose accounting treatment is similar to that of comparable assets of the Group (amortization, accrual, etc.).

II) The remainder was recorded as consolidation goodwill. The amount of €20,290 thousand recorded under the "Consolidation Goodwill" caption on the asset side of the consolidated balance sheet as of December 31, 2002, arose from the acquisition of 0.29% of Sogecable, S.A., 50% of Asistencia y Peritaciones, S.L. and 6.5% of ENCE, S.A., which are included in the consolidated Group by the equity method. This goodwill is being amortized from the acquisition date on a straight-line basis over a maximum period of ten years for ENCE, S.A. and Sogecable, S.A. and over three years for Asistencia y Peritaciones, S.L. €2,640 thousand of amortization of this goodwill were charged to the accompanying 2002 consolidated statement of income, of which €1,146 thousand related to Sogecable, S.A., €1,416 thousand to ENCE, S.A. and €78 thousand to Asistencia y Peritaciones, S.L.

f) Property and equipment

Property and equipment are carried at cost, revalued where appropriate pursuant to the applicable enabling legislation, net of the related accumulated depreciation. All property and equipment, except for computer hardware which is depreciated by the sum-of-the-years'-digits or shifts method, are depreciated by the straight-line method at annual rates based on the following years of estimated useful life, which are the same as the minimum legal periods:

	Depreciation Method
Buildings	Straight-line over 50 years
Furniture and fixtures and other	Straight-line over 6 to 12 years
Computer hardware	Sum-of-the-years'-digits or shifts

Secondhand assets are depreciated at twice the foregoing rates.

Fully depreciated property and equipment amounted to €136,011 thousand as of December 31, 2002 (€130,619 thousand and €123,676 thousand as of December 31, 2001 and 2000, respectively). The detail, by asset group, is as follows:

	(thousands of euros) 12/31/02
Property and equipment	
Buildings	3,917
Fixtures	45,657
Furniture	17,521
Vehicles	286
Computer hardware	68,630
Total	**136,011**

In accordance with the accounting principles set forth in Bank of Spain Circular 4/1991, the lease payments paid through September 1992 (when Bankinter Leasing, S.A. was merged into Bankinter, S.A.) under financial lease contracts were recorded under the "Depreciation, Amortization and Write-downs of Property and Equipment and Intangible Assets" caption in the individual statement of income of the Bank. A different accounting method is used in the consolidated financial statements, in which the related assets are capitalized and depreciated on the basis of their useful lives.

The properties arising from foreclosures are valued at the lower of the book value of the assets giving rise to the foreclosure, plus the interest receivable, or the market value of the seized property, net, where appropriate, of any portion of the market value which might be payable to third parties as a result of subrogation of obligations in the asset foreclosure.

Expenses and interest payable, if any, included in the book value of the asset are added to the provisions recorded for the asset foreclosed.

Provisions are recorded for the foreclosed assets not included in the Group's operating fixed assets and not disposed of within three years at the following rates based on the time elapsed since their acquisition:

Over 3 but not exceeding 4 years	25%
Over 4 but not exceeding 5 years	50%
Over 5 years	75%

These rates are applied to the net book value of the asset at its acquisition date.

These provisions are not applicable in the case of completed housing, offices and multipurpose premises whose book value is lower than the market value updated through an appraisal by an independent appraiser.

g) Loan loss allowance

The loan loss allowance is recorded in accordance with Bank of Spain regulations and represents the Group's best estimate of the potential losses on the loan portfolio and on other assets and commitments exposed to credit risk, based on past experience and present circumstances.

The loan loss allowance is calculated specifically for the nonperforming or doubtfully collectible balances on the basis of their aging and recovery expectations. The provisioning rate applied for all other credit facilities and loans, fixed-income securities and off-balance-sheet risks is 1% of their aggregate amount, except for mortgage loans for completed housing, provided that the related guarantees were provided when the lending was arranged, for finance leases on such property with outstanding balance of less than 80% of the appraisal value, and for ordinary mortgage securitization bonds, pursuant to the amendments introduced by Bank of Spain Circular 9/1999, which are subject to a rate of 0.5%.

Additionally, the loan loss allowance is supplemented by an allowance for the statistical coverage of loan losses, which is recorded by charging to the statement of income for each year an amount equal to the overall latent loan losses on the various portfolios of homogeneous risks, net of the specific loan loss allowance recorded in the year.

In accordance with the aforementioned regulations, the provisions to the statistical allowance to be recorded must be estimated using calculation methods based on each entity's past nonperforming loan experience and on the expected credit loss by homogeneous risk category. For this purpose, credit institutions must have an appropriate credit risk measurement and management system the historical basis of which encompasses a full business cycle, and this basis must be checked and approved by the Bank of Spain's Inspection Services. Until credit institutions have set up their own credit measurement and management system, they must record the statistical loan loss allowance based on the credit loss coefficients generally stipulated by Rule 11 of Bank of Spain Circular 4/1991, as amended by Circular 9/1999.

The Bank sets up the statistical allowance based on the credit loss coefficients stipulated by the Bank of Spain, except for the loans and credits to individuals secured by home mortages and arranged through automatic loan arrangement and granting systems. In this case, as authorized by the Bank of Spain on December 21, 2001, a coefficient of 0.14% has been applied to calculate the period provision, starting from the first quarterly provision for 2001.

The effect of the provision to the statistical allowance on the consolidated statement of income was €45,359 thousand as of December 31, 2002 (€34,680 thousand and €18,186 thousand as of December 31, 2001 and 2000, respectively), and prepaid tax of €15,876 thousand was recorded (€12,138 thousand and €6,365 thousand as of December 31, 2001 and 2000, respectively).

h) Corporate income tax

The consolidated statement of income includes the expense for period corporate income tax, which is calculated on the basis of the tax charge for the year, taking into account the effect of deferring the permanent differences between taxable income and book income before taxes that reverse in subsequent periods, the tax relief and tax credits to which the Group is entitled and the income obtained by the Group companies as a whole.

i) Futures transactions

These instruments include, inter alia, unmatured foreign currency and securities purchase and sale transactions, financial futures on securities and interest rates, options purchased and written, forward rate agreements and financial swaps, and are recorded in memorandum accounts at their nominal or exercise value.

The gains or losses arising on hedging transactions are recognized symmetrically to those on the hedged transactions. The methods used for forward foreign currency transactions are described in Section b) above. The gains or losses on other nonhedging transactions arranged in organized markets are included in full in the statement of income at market price; gains or losses on nonhedging transactions arranged in OTC markets are recorded on the settlement date. However, at the end of each period, theoretical closings of the nonhedging positions are prepared and provisions are recorded with a charge to income for any potential losses disclosed by the theoretical closings.

The fair value of the products included in the notes to financial statements was calculated by applying generally accepted valuation principles.

The valuation methods applied for derivative instruments traded in OTC markets, based on the derivative involved and on the data on the last trading day, were as follows:

* IRS: Discounting of flows based on the zero-coupon curve.
* European options: Use of the Black-Scholes model.
* American options: use of the Cox-Ross-Rubinstein (binomial) model.

BANKINTER GROUP

BANKINTER, S.A.

Bankinter, S.A. is the parent company of the Bankinter Group and accounted for 99.70% of the Group's total assets as of December 31, 2002.

The individual accounts of the Bank were prepared in accordance with the accounting principles described in the "Accounting Principles Applied" section. Nevertheless, the operations of the Bank and the rest of the Group are managed on a consolidated basis, irrespective of the individual allocation of the related balance-sheet effect. Accordingly, the individual financial statements of Bankinter, S.A. do not reflect the variations in assets and liabilities that would arise from applying consolidation principles or the equity method, as appropriate, to the investments in the subsidiaries and to the intercompany transactions (leasing, exchange differences, dividends, guarantees, etc.) which are, however, reflected in the consolidated financial statements.

The note on "Investments in Non-Group Companies" includes a list of the subsidiary companies in the Bankinter Group.

Following are the summarized balance sheets of Bankinter, S.A. as of December 31, 2002, 2001 and 2000, and the statements of income and statements of changes in financial position for the years then ended.

BALANCE SHEETS (SUMMARIZED) OF BANKINTER, S.A. FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Assets			
Cash on hand and deposits at central banks	380,444	283,167	134,533
Government debt securities	2,565,850	2,027,552	1,196,030
Due from banks	2,484,634	2,523,131	2,037,469
Credit facilities and loans	15,037,670	14,725,917	13,878,124
Debentures and other fixed-income securities	1,235,953	726,039	852,829
Equity securities	12,034	34,414	8,059
Investments in non-Group companies	3,144	3,915	3,916
Investments in Group companies	101,634	121,228	129,394
Intangible assets	-	-	-
Property and equipment	107,735	107,017	106,129
Treasury stock	11,373	10,916	5,938
Other assets	505,784	638,911	587,294
Accrual accounts	116,534	131,302	93,828
Total assets	**22,562,789**	**21,333,509**	**19,033,543**
Liabilities and capital			
Due to banks	4,771,754	3,843,878	4,217,716
Customer deposits	13,696,008	13,753,895	11,748,273
Bonds and notes	1,977,559	1,519,972	1,024,530
Other liabilities	456,581	621,069	516,349
Accrual accounts	224,611	232,393	235,385
Provisions for contingencies and expenses	163,686	124,828	115,915
General risk allowance	47,307	39,690	35,603
Income for the year	96,139	104,373	89,980
Subordinated debt	467,286	467,286	467,286
Paid-in capital stock	113,656	112,863	111,663
Additional paid-in capital	242,964	227,422	206,564
Reserves	283,011	263,613	242,052
Revaluation reserves	22,227	22,227	22,227
Total liabilities and capital	**22,562,789**	**21,333,509**	**19,033,543**

STATEMENTS OF INCOME (SUMMARIZED) OF BANKINTER, S.A. FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000:

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Interest and similar revenues	983,371	1,102,279	856,361
Interest and similar expenses	613,373	756,810	593,649
Equities portfolio revenues	38,618	50,228	55,734
Net interest revenue	**408,616**	**395,697**	**318,446**
Net fees	82,699	66,308	68,339
Revenue from financial transactions	16,309	57,895	62,789
Gross operating income	**507,624**	**519,900**	**449,574**
Other operating income	9,006	6,979	7,115
General administrative expenses	288,118	302,161	273,270
Personnel expenses	158,624	159,494	130,438
Other administrative expenses	129,494	142,667	142,832
Depreciation, amortization and write-downs of property and equipment and intangible assets	18,655	19,604	19,329
Other operating expenses	4,824	6,822	4,443
Net operating income	**205,033**	**198,292**	**159,647**
Write-offs and provisions for loan losses	66,409	68,951	46,649
Write-downs of long-term investments	5,734	5,833	3,221
Period provision to the general risk allowance	(24)	(24)	(221)
Extraordinary income	32,072	23,801	11,321
Extraordinary charges	33,834	19,248	15,838
Income before taxes	131,152	128,085	105,481
Corporate income tax	35,013	23,712	15,501
Other taxes	-	-	-
Net income	**96,139**	**104,373**	**89,980**

STATEMENTS OF CHANGES IN FINANCIAL POSITION OF BANKINTER, S.A. FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000:

(thousands of euros)

	2002		2001		2000	
	Used	Provided	Used	Provided	Used	Provided
Funds obtained from operations	**-**	**215,024**	**-**	**175,645**	**-**	**146,701**
Income for the year	-	96,139	-	104,373	-	89,980
Depreciation and amortization	-	18,655	-	19,604	-	19,329
Net provision for loan losses	-	66,409	-	68,951	-	46,649
Net provision for security price fluctuation	-	(6,326)	-	(40,077)	-	(35,016)
Net provision to other allowances	-	39,035	-	21,418	-	25,393
Net gains on sale of property and equipment	-	1,064	-	656	-	273
Net gains on sale of long-term investments	-	48	-	720	-	(43)
Net gains on sale of treasury stock	-	-	-	-	-	136
Net increase/decrease in:						
Lending less financing from Bank of Spain banks and thrifts	-	869,096	544,783	-	-	2,467,838
Credit facilities and loans	378,162	-	916,868	-	3,618,230	-
Fixed-income securities	1,041,886	-	657,599	-	552,016	-
Equity securities, other than long-term investments	-	22,332	27,287	-	-	28,862
Deposits	57,887	-	-	1,631,784	-	4,388,877
Bonds and notes	-	473,922	-	517,500	766,034	-
Additions to/sales of long-term investments	20,473	20,365	98,916	-	1,626,612	
Investments in Group and associated companies	-	20,365	58,930	-	1,571,353	-
Property and equipment and intangible assets	20,473	-	39,986	-	55,259	-
Other asset items less liability items	37,776	-	11,057	-	404,809	-
Dividends paid and distribution of additional paid-in capital	64,555	-	68,419	-	64,577	-
Total	**1,600,739**	**1,600,739**	**2,324,929**	**2,324,929**	**7,032,278**	**7,032,278**

CHANGES IN THE BANKINTER GROUP

In 2000 the following companies were incorporated and included in the consolidated Group by the full consolidation method: *Intergestora Nuevas Tecnologías, S.C.R., E-Bankinter, S.A. (liquidated in 2001), BK Inmobiliaria, S.A. and Ebankinter Factory,* S.A.

The companies included in the consolidated Group in 2001 were as follows: the newly incorporated E-Bankinter Internet Factory, S.C.R., by the full consolidation method; ENCE, S.A. by the equity method; and the newly acquired Asistencia y Peritaciones, S.L. through the holding in Línea Directa Aseguradora, S.A. Also, BK Inmobiliaria, S.A. and Ebankinter Factory, S.A. changed their names to Ebankinter Certifica, S.A. and E-Pagado, S.A., respectively.

BK International, S.A. was liquidated in 2001.

Bankinter Capital Riesgo, S.G.E.C.R., S.A. was acquired and included in the consolidated Group by the fully consolidation method in 2002. Epagado, S.A. changed its name to Bankinter Asesores Financieros, S.A.

BALANCE SHEET ASSET CAPTION DISCLOSURES

GOVERNMENT DEBT SECURITIES

(thousands of euros)

	12/31/02	12/31/01	12/31/00	Maturing in 2003
Public-sector debt securities				
Treasury bills	159,352	472,696	501,281	133,679
Other debt securities traded by the book-entry system	2,409,360	1,571,983	756,880	16,354
Gross total	**2,568,712**	**2,044,679**	**1,258,161**	**150,033**
Less: Security price fluctuation allowance (1)	-	14,265	59,269	-
Net total	**2,568,712**	**2,030,414**	**1,198,892**	-
Trading portfolio	471,493	516,404	690,695	106,883
Available-for-sale portfolio	1,211,491	1,528,275	567,466	43,150
Held-to-maturity portfolio	885,728	-	-	-
Gross total	**2,568,712**	**2,044,679**	**1,258,161**	**150,033**

(1) Substantially all for future interest rate risks, with a charge to the income obtained from management of the government debt securities investment portfolio, as described above in Note d) under the "Accounting Principles Applied" heading.

The "Maturing in 2003" column includes the balances of government debt securities held as of December 31, 2002, which mature in 2003.

In early 2002 the "Held-to-Maturity Portfolio" was set up to reduce the interest rate risk exposure. This decision was based on the net excess of liabilities over assets, which was deemed to be excessive, with the portion at over 6 years exceeding the amount of this portfolio based on the interest rate risk model used by Bankinter as its interest rate risk management, measurement and integral control model.

The face value of the pledged government debt securities was €58,733 thousand in 2002, 2001 and 2000.

Following are the valuations of the available-for-sale portfolio:

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Market value of the available-for-sale portfolio	1,223,443	1,527,372	569,422

Transfers from the trading portfolio to the available-for-sale portfolio totaled €699,536 thousand (€775,949 thousand in 2001 and €102,277 thousand in 2000).

DUE FROM BANKS

The detail of this asset caption, with disclosure of the total amounts in euros and foreign currencies, is shown in the following table.

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Banks operating in Spain	782,188	1,351,427	1,064,937
Savings banks	1,535,919	785,589	392,505
Credit institutions abroad	169,755	386,140	580,137
Total	**2,487,862**	**2,523,156**	**2,037,579**
In euros	2,432,161	2,450,820	1,956,724
In foreign currencies	55,701	72,336	80,855

The breakdown, by term to maturity, of the "Due from Banks - Other" account on the asset side of the balance sheets is as follows:

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Term			
Up to 3 months	1,700,555	1,436,473	1,625,453
3 months to 1 year	705,138	954,705	262,242
1 to 5 years	-	121	190
Over 5 years	-	9	185
Total	**2,405,693**	**2,391,308**	**1,888,070**

CREDIT FACILITIES AND LOANS

The breakdown of the balances of this account, classified by type of transaction and currency, is as follows.

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Commercial bills	985,700	1,172,886	1,127,899
Secured loansl	10,221,158	9,623,591	8,693,068
Other term loans	2,887,002	2,966,860	3,129,765
Demand loans	524,602	507,924	482,162
Lease receivables	565,037	556,425	528,094
Nonperforming loans	61,812	54,343	47,563
Subtotal	**15,245,311**	**14,882,029**	**14,008,551**
Less: Loan loss allowance	238,642	191,273	140,717
Total	**15,006,669**	**14,690,756**	**13,867,834**
In euros	14,837,245	14,461,872	13,651,094
In foreign currencies	408,066	420,157	357,457

The detail, by term to maturity, of the "Credit Facilities and Loans" caption, before deduction of the loan loss allowance, on the asset side of the balance sheets is as follows:

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Term			
Up to 3 months	2,366,403	1,904,351	2,201,234
3 months to 1 year	943,457	1,255,232	2,029,188
1 to 5 years	1,234,994	2,059,857	3,062,424
Over 5 years	10,024,209	9,103,170	6,540,874
Undetermined	676,248	559,419	174,831
Total	**15,245,311**	**14,882,029**	**14,008,551**

The detail by borrower sector is as follows:

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Government entities	4,190	21,223	42,437
Resident borrowers	14,794,971	14,294,615	13,203,569
Nonresident borrowers	384,338	511,848	714,982
Nonperforming loans	61,812	54,343	47,563
Subtotal	**15,245,311**	**14,882,029**	**14,008,551**
Less: Loan loss allowance	238,642	191,273	140,717
Total	**15,006,669**	**14,690,756**	**13,867,834**

The detail, by type of leased asset, of the lease transactions is as follows:

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Buildings	227,572	219,010	208,142
Industrial machinery	56,684	53,272	51,504
Computer hardware	9,055	10,308	10,379
Vehicles	97,342	102,940	99,680
Other	174,384	170,895	158,389
Total	**565,037**	**556,425**	**528,094**
Principal	521,745	515,293	487,869
Residual value	43,292	41,132	40,225

The variations in contingent assets and liabilities classified as doubtful were as follows:

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Beginning balance (January 1)	**54,449**	**48,136**	**44,815**
+ Increases	125,327	104,644	88,028
- Recoveries	106,912	85,115	73,516
- Write-offs	10,534	13,216	11,191
Ending balance (December 31)	**62,330**	**54,449**	**48,136**

DEBENTURES AND OTHER FIXED-INCOME SECURITIES

The detail, by issuer sector, listing status and portfolio classification, of the balances of this balance sheet caption is as follows:

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Government entities	8,610	14,065	16,155
Banks	1,976	29,432	43,547
Other fixed-income securities	16,058	12,539	10,176
Mortgage securitization bonds	1,218,823	670,003	783,392
Own treasury bonds	-	-	109
Gross total	**1,245,467**	**726,039**	**853,379**
Less: Security price fluctuation allowance	-	-	550
Less: Loan loss allowance	9,514	-	-
Net total	**1,235,953**	**726,039**	**852,829**
Listed	1,245,467	726,039	853,379
Unlisted	-	-	-
Gross total	**1,245,467**	**726,039**	**853,379**
Trading portfolio	2,421	4,756	13,593
Available-for-sale portfolio	1,243,046	721,283	839,786

Maturities of "Debentures and Other Fixed-Income Securities" in 2003

(thousands of euros)

Name of security	Maturity Date	Amount Payable
Tenerife government debentures 2.00%	12/26/03	517
Bankinter 1 FTH mortgage securitization bonds	04/22/03	28,672
Bankinter 1 FTH mortgage securitization bonds	10/22/03	27,996
Bankinter 2 FTH mortgage securitization bonds	01/22/03	3,369
Bankinter 2 FTH mortgage securitization bonds	07/22/03	6,268
Total		**66,822**

In 1999 Bankinter, S.A. launched two mortgage loan securitization issues in concert with Europea de Titulización, S.A. The first issue was on May 12, 1999, with a face value of €600,000 thousand, of which €22,200 thousand were series B subordinated bonds. The second issue was on October 22, 1999, with a face value of €320,000 thousand, of which €12,800 thousand were series B subordinated bonds. Bankinter, S.A. subscribed to all the bonds issued by the two mortgage securitization funds, which are included under the "Debentures and Other Fixed-Income Securities" caption in the public balance sheet.

On October 22, 2001, the Bank launched the third mortgage securitization issue for a face amount of €1,322,500 thousand, of which €33,700 thousand were series B subordinated bonds and €15,200 thousand were series C subordinated bonds. This third issue was placed in full in international markets.

In 2002 the Bank launched two mortgage loan securitization issues in concert with Europea de Titulización, S.A., Sociedad Gestora de Fondos de Titulización.

On September 25, 2002, "Bankinter 4 Fondo de Titulización Hipotecaria" was set up with a face value of €1,025,000 thousand, of which €21,500 thousand are series B subordinated bonds and €15,900 thousand are series C subordinated bonds. This issue was placed in full on the institutional market.

On December 16, 2002, "Bankinter 5 Fondo de Titulización Hipotecaria", the second mortgage securitization issue in 2002, was set up with a face value of €710,000 thousand, of which €14,900 thousand are series B subordinated bonds and €11,000 thousand are series C subordinated bonds. Only these subordinated tranches will be sold in connection with these issues and the principal amount will be kept in the Bank's balance sheet until market conditions or capital needs recommend its placement.

Also, the Bank granted to the securitization funds subordinated credits with a total limit of €51,688 thousand (€40,925 thousand and €27,700 thousand as of December 31, 2001 and 2000, respectively) of which no amount had been drawn down as of December 31, 2002 and 2001 (€744 thousand had been used as of December 31, 2000), and a loan of €6,035 thousand as of December 31, 2002 (no loans as of December 31, 2001 and 2000).

Variations in "Debentures and Other Fixed-Income Securities"

	(thousands of euros)
Balance at 12/31/99	**967,473**
Additions	2,604,662
Retirements	2,718,756
Balance at 12/31/00	**853,379**
Additions	2,553,153
Retirements	2,680,493
Balance at 12/31/01	**726,039**
Additions	3,012,371
Retirements	2,492,943
Balance at 12/31/02	**1,245,467**

EQUITY SECURITIES

This balance-sheet caption reflects the amount, net of the security price fluctuation allowance, invested in shares of or other ownership interests in non-Group and associated companies.

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Banks	-	1.128	-
Other resident entities	12,014	11,632	6,100
Nonresident entities	68	40,502	25,901
Gross total	**12,082**	**53,262**	**32,001**
Less: Security price fluctuation allowance	9	1,388	3,188
Net total	**12,073**	**51,874**	**28,813**
Listed	51	47,906	3,979
Unlisted	12,031	5,356	28,022
Gross total	**12,082**	**53,262**	**32,001**
Trading portfolio	-	3,270	2,670
Available-for-sale portfolio	12,082	49,992	29,331
Market value of investment portfolio	**12,076**	**48,644**	**28,805**

Variations in the "Equity Securities" caption

(thousands of euros)

Balance at 12/31/99	**44,918**
Additions	757,180
Retirements	770,097
Balance at 12/31/00	**32,001**
Additions	588,223
Retirements	566,962
Balance at 12/31/01	**53,262**
Additions	170,183
Retirements	211,363
Balance at 12/31/02	**12,082**

INVESTMENTS IN NON-GROUP COMPANIES

The securities in the permanent investments portfolio representing direct or indirect holdings of 5% or more in unlisted investees (3% or more if listed) by the Bankinter Group as of December 31, 2002, in consolidated companies, nonconsolidable companies and other companies are detailed in the following tables.

The detail of the investments of the Bankinter Group in other companies, including nonconsolidated Group companies, as of December 31, 2002, 2001 and 2000, is as follows:

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Banks	-	-	-
Of which: Group banks	-	-	-
Other resident companies	145,586	142,161	85,582
Of which: Group companies	91,050	79,901	65,522
Nonresident companies	1,929	2,491	2,102
Of which: Group companies	-	135	-
Gross total	**147,515**	**144,652**	**87,684**
Less: Security price fluctuation allowance	9,141	8,712	95
Net total	**138,374**	**135,940**	**87,589**
Listed	33,775	35,911	17,962
Unlisted	113,740	108,741	69,722

The detail of the fully consolidated companies, showing the percentage of direct or indirect ownership, capital stock, reserves and results for the year ended December 31, 2002, is as follows:

(thousands of euros)

		% of Ownership by Bankinter December 31, 2002						
					Capital		Income	Net Book
	Address	Direct	Indirect	Total	Stock	Reserves	(Loss)	Value
Bankinter Consultoría, Asesoramiento, y Atención Telefónica, S.A.	Castellana, 29. Madrid	99.99	0.01	100.00	60	305	235	60
Bankinter Gestión de Seguros, S.A. de Correduría de Seguros	Castellana, 29. Madrid	99.99	0.01	100.00	60	30	544	60
Bankinter International B.V.	Strawinskylaan, 1725. Amsterdam	100.00	0.00	100.00	18	976	226	63
Bankinter de Inversiones, S.I.M., S.A.	Castellana, 29. Madrid	99.58	0.42	100.00	3,005	4,098	(73)	2,992
Cibesa, S.A.	Valentín Sanz,16. Sta. Cruz de Tenerife	99.99	0.01	100.00	2,765	133	50	2,765
Gesbankinter, S.A., S.G.I.I.C.	Marqués de Riscal, 11. Madrid	99.99	0.01	100.00	4,345	5,755	32,567	4,509
Hispamarket, S.A.	Castellana, 29. Madrid	99.99	0.01	100.00	27,144	(2,199)	(9,481)	15,465
Intergestora, Sociedad de Capital Riesgo, S.A., S.C.R.	Castellana, 29. Madrid	99.99	0.01	100.00	18,030	(150)	(417)	17,463
Intermobiliaria, S.A.	Castellana, 29. Madrid	99.99	0.01	100.00	6,010	11,209	2,031	15,332
Bankinter International Cayman, Ltd.	P.O. Box 309. George Town. Grand Cayman	100.00	-	100.00	48	384	(185)	1
Bankinter Cayman Issuances, Ltd.	P.O. Box 309. George Town. Grand Cayman	100.00	-	100.00	48	-	-	1
Bankinter Finance Limited	P.O. Box 309. George Town. Grand Cayman	100.00	-	100.00	269,624 (1)	461	359	1
Ginstow Finance, Ltd.(2)	Custom House Quary, 90070. Dublin (Irlanda)	100.00	-	100.00	260	1,455	616	260
Intergestora Nuevas Tecnologías, S.C.R., S.A.	Avda Bruselas, 12. Arroyo de la Vega (Alcobendas). Madrid	99.99	0.01	100.00	18,030	(7,012)	2,126	13,145
E-Bankinter Certifica, S.A.	Castellana, 29. Madrid	99.99	0.01	100,00	60	1	1	60
Bankinter Asesores Financieros, S.A.	Avda Bruselas, 12. Arroyo de la Vega (Alcobendas). Madrid	99.99	0.01	100.00	15	(1)	(3)	9
E-Bankinter Internet Factory, S.C.R., S.A.	Avda Bruselas, 12. Arroyo de la Vega (Alcobendas). Madrid	99.99	0.01	100.00	1,202	6	(13)	1,195
Bankinter Capital Riesgo, SGECR, S.A.	Avda Bruselas, 12. Arroyo de la Vega (Alcobendas). Madrid	99.99	0.01	100.00	310	(6)	1	239

(1) Including the preferred shares issued by the company.

(2) In liquidation.

The detail for the Companies accounted for by the equity method, showing the percentage of direct or indirect ownership, capital stock, reserves and results for the year ended December 31, 2002, is as follows:

(thousands of euros)

	% of Ownership by Bankinter December 31, 2002							
	Address	**Direct**	**Indirect**	**Total**	**Capital Stock**	**Reserves**	**Income (Loss)**	**Net Book Value**
Línea Directa Aseguradora, S.A.	Isaac Newton,7 Tres Cantos	50.00	-	50.00	37,512	(6,461)	5,270	18,328
Bankinter Seguros de Vida, S.A. de Seguros y Reaseguros	Castellana,29. Madrid	99.99	0.01	100.00	11,122	41,366	11,832	4,865
Aircraft, S.A.	Marqués de Riscal, 13. Madrid	99.99	0.01	100.00	7,212	(1,616)	(775)	4,821
Grupo Industrial Catensa, S.A. [1]	Ausias March,16. Barcelona	29.51	0.00	29.51	676	2,229	(1,384)	196
Asistencia y Peritaciones, S.L.	García Martín,19 Edificio Anade Pozuelo de Alarcón. Madrid	-	50.00	50.00	30	252	347	421
Sogecable S.A. [1]	Gran Vía, 32. Madrid	-	4.11	4.11	194,048	101,671	(57,999)	26,477
ENCE, S.A. [1]	Avda. de Burgos, 8-B Edificio Génesis Madrid	-	6.50	6.50	114,613	197,153	26,040	33,939

(1) Data on ENCE and Sogecable as of November 30, 2002.

(thousands of euros)

	% of Ownership by Bankinter December 31, 2002							
	Address	**Direct**	**Indirect**	**Total**	**Capital Stock**	**Reserves**	**Income (Loss)**	**Net Book Value**
Filtros Mann, S.A. [1]	Santa Fé,s/n. Zaragoza	10.28	-	10.28	6,766	29,211	3,107	740
Mercavalor, S.V.B., S.A. [2]	Avda. Brasil,7 Madrid	16.67	-	16.67	4,508	988	384	502
Corpfin Capital Fund B.V. [3]	P.O. Box 1.469 - 1.000 B.L. Amsterdam	5.86	-	5.86	9,792	4,043	(2,581)	149

(1) Data on the investee as of August 31, 2002.

(2) Data on the investee as of June 30, 2002.

(3) Data on the investee as of December 31, 2002.

CONSOLIDATION GOODWILL

Following are the variations in the consolidation goodwill of the Group in 2002, 2001 and 2000

	(thousands of euros)
Balance at 12/31/99	-
Increases	11,722
Decreases	879
Balance at 12/31/00	**10,843**
Increase	14,396
Decreases	1,958
Balance at 12/31/01	**23,281**
Increase	(351)
Decreases	2,640
Balance at 12/31/02	**20,290**

PROPERTY AND EQUIPMENT

The variations in the property and equipment of the Bankinter Group in 2002, 2001 and 2000 were as follows:

(thousands of euros)

	Property			Furniture, Machinery and Installations		
	Cost	Accumulated Depreciation	Book Value	Cost	Accumulated Depreciation	Book Value
Balance at 12/31/99	**101,606**	**17,912**	**83,694**	**202,330**	**144,491**	**57,839**
Allowance for foreclosed assets	-	-	5,384	-	-	-
Net balance at 12/31/99	**101,606**	**17,912**	**78,310**	**202,330**	**144,491**	**57,839**
Increases	13,558	1,727	11,831	41,303	19,208	22,095
Decreases	8,298	395	7,903	21,049	1,478	19,571
Transfers	(6,226)	-	(6,226)	6,226	-	6,226
Rented assets	-	-	-	-	1,487	(1,487)
Balance at 12/31/00	**100,640**	**19,244**	**81,396**	**228,810**	**163,708**	**65,102**
Allowance for foreclosed assets	-	-	4,260	-	-	-
Net balance at 12/31/00	**100,640**	**19,244**	**77,136**	**228,810**	**163,708**	**65,102**
Increases	18,348	1,657	16,691	21,080	17,581	3,499
Decreases	10,620	459	10,161	18,582	6,951	11,631
Transfers	(11,505)	(8)	(11,497)	11,497	0	11,497
Rented assets	-	-	-	-	3,914	(3,914)
Balance at 12/31/01	**96,863**	**20,434**	**76,429**	**242,805**	**178,252**	**64,553**
Allowance for foreclosed assets	-	-	2,955	-	-	-
Net balance at 12/31/01	**96,863**	**20,434**	**73,474**	**242,805**	**178,252**	**64,553**
Increases	18,862	1,747	17,115	9,997	20,198	(10,201)
Decreases	6,661	130	6,531	13,281	9,958	3,323
Transfers	(10,545)	(466)	(10,079)	10,107	28	10,079
Rented assets	-	-	-	767	414	353
Balance at 12/31/02	**98,519**	**21,585**	**76,934**	**250,395**	**188,934**	**61,461**
Allowance for foreclosed assets	-	-	3,297	-	-	-
Net balance at 12/31/02	**98,519**	**21,585**	**73,637**	**250,395**	**188,934**	**61,461**

The balance of the "Property and Equipment" caption in the public consolidated balance sheet is net of the allowance for foreclosed assets, which amounted to €3,297 thousand in 2002 (€2,955 thousand in 2001 and €4,260 thousand in 2000).

The detail, by asset type, of the revaluation of certain property and equipment in 1996 pursuant to Royal Decree-Law 7/1996, is as follows:

	(thousands of euros)
Land	1,707
Buildings	12,219
Fixtures and machinery	6,629
Computer hardware	252
Furniture	2,067
Vehicles	42
Total	**22,916**

As a result of the increase in the balance of the Group's property and equipment due to application of Royal Decree-Law 7/1996, an additional depreciation charge of €482 thousand was recorded in the 2002 statement of income (€761 thousand in 2001 and €1,349 thousand in 2000). As of December 31, 2002, the net book value of the revaluation effect was €10,893 thousand (€12,842 thousand in 2001 and €13,603 thousand in 2000).

The detail of the net book values of the property and equipment not used in operations is as follows:

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Land	3,219	3,628	3,539
Buildings	6,320	5,974	8,143
Machinery, computer hardware and vehicles	56	123	207
Allowance for foreclosed assets	(3,297)	(2,955)	(4,260)
Total	**6,298**	**6,770**	**7,629**

As of December 31, 2002, there were property and equipment sale commitments amounting to €69 thousand (€69 thousand in 2001 and €225 thousand in 2000).

OTHER ASSETS

The detail of the main items in this balance-sheet caption is as follows:

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Options purchased	19,378	12,436	57,766
Transactions in transit	12,851	9,717	28,171
Interim dividend	64,519	47,101	40,615
Corporate income tax withholdings	3,514	70,866	72,822
Prepaid income tax	116,353	72,139	79,473
Cash guarantees	31,387	107,200	70,084
Unsettled financial transactions	85,153	160,527	110,225
Checks drawn on banks	60,514	82,844	7,379
Clearing houses	-	2,000	-
Other items	103,076	98,233	165,813
Total	**496,745**	**663,063**	**632,348**

BALANCE-SHEET LIABILITY CAPTION DISCLOSURES

DUE TO BANKS

The detail, by nature and currency, of this caption is as follows:

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Bank of Spain	900,000	519,999	585,572
Banks operating in Spain	1,302,326	1,182,938	1,302,300
Savings banks	998,993	737,903	811,931
Credit cooperatives	15,500	74,400	2,000
Instituto de Crédito Oficial (ICO)	143,959	150,007	252,952
Credit institutions abroad	1,410,976	1,178,631	1,262,963
Total	**4,771,754**	**3,843,878**	**4,217,718**
In euros	4,504,263	3,473,500	3,436,282
In foreign currencies	267,491	370,378	781,436

The detail, by term to maturity, of the "Due to Banks - Time or Notification Deposits" account on the liability side of the balance sheets is as follows:

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Term			
Up to 3 months	3,348,345	2,964,983	3,112,720
3 months to 1 year	842,932	427,864	368,267
1 to 5 years	314,547	180,979	411,794
Over 5 years	145,775	59,988	161,820
Unclassified	-	113,936	-
Total	**4,651,599**	**3,747,750**	**4,054,601**

CUSTOMER DEPOSITS

The detail, by type of account and currency, of this caption is as follows:

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Demand deposits	5,209,963	5,017,342	4,212,401
Savings deposits	111,005	125,651	76,808
Time deposits	3,256,740	3,567,207	3,305,485
Securities sold under repurchase agreement	3,677,451	3,875,569	3,422,138
Other accounts	2,501	1,875	4,732
Total	**12,257,660**	**12,587,644**	**11,021,564**
In euros	12,033,807	12,296,583	10,630,072
In foreign currencies	223,853	291,061	391,492

The detail, by depositor, is as follows:

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Deposits of government entities	386,815	335,351	310,584
Deposits of other residents	11,458,555	11,804,199	10,337,402
Deposits of nonresidents	412,290	448,094	373,578
Total	**12,257,660**	**12,587,644**	**11,021,564**
Of which: Group companies	211,361	188,712	236,894

The detail, by term to maturity, of the "Customer Deposits - Savings Deposits - Time" account in the balance sheets is as follows:

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Term			
Up to 3 months	2,445,856	2,781,728	2,626,448
3 months to 1 year	396,728	433,242	302,900
1 to 5 years	183,237	268,570	120,892
Over 5 years	230,919	83,667	255,245
Total	**3,256,740**	**3,567,207**	**3,305,485**

The detail, by term to maturity, of the "Customer Deposits - Other Deposits - Time" account in the balance sheets is as follows:

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Term			
Up to 3 months	2,934,368	2,664,019	3,031,782
3 months to 1 year	745,584	1,213,425	395,088
1 to 5 years	-	-	-
Over 5 years	-	-	-
Total	**3,679,952**	**3,877,444**	**3,426,870**

BONDS, NOTES AND OTHER MARKETABLE SECURITIES

A total of 2,832,969 Bankinter Group bonds, issued from 1998 to 2000, with a face value of €87,819 thousand and maturities from 2005 to 2009, were outstanding at 2002 year-end.

All the bonds outstanding as of December 31, 2002, were issued at par and bear nominal annual interest ranging from Mibor-2.5% to 5.41%.

The Bankinter Group reserves the right, in the issues where so stipulated, to redeem the issues early, in full, in part or by repurchase on the stock exchange. This right was exercised for the early redemption of bonds amounting to €150,253 thousand in 2002 (€53 thousand in 2001 and €41,508 thousand in 2000).

Following is the detail of the outstanding bond issues:

(thousands of euros)

Issue	Face Amount	Balance Outstanding	% Interest	Listed	Final Maturity of Issue
12/01/1998	98,542	70,119	Mibor -2.5%	Yes	01/02/2009
02/15/2000	17,700	17,700	5.41	Yes	01/21/2005
Total	**116,242**	**87,819**			

The authorization granted on June 25, 1998, by the Shareholders' Meeting to the Board of Directors to issue up to Ptas. 50,000 million (issued or outstanding balance) of bonds or debentures convertible into shares was partially exercised in 1998. An issue of convertible debentures for the Bank employees was launched as a result of this authorization. The dates for obligatory conversion of the debentures are January 2, 2001, 2003, 2005, 2007 and 2009 and those for optional conversion are January 2, 2000, 2002, 2004, 2006 and 2008. As discussed in the "Capital Stock" section, in January 2000 certain of these debentures were voluntarily converted into shares and, as a result, capital stock increased by €205 thousand (136,424 shares) with additional paid-in capital of €3,175 thousand. In January 2001 certain of these debentures were obligatorily converted into shares and, as a result, capital stock increased by €961 thousand (640,735 shares) with additional paid-in capital of €14,908 thousand. In January 2002 certain of these debentures were voluntarily converted into shares and, as a result, capital stock increased by €514 thousand (342,487 shares) with additional paid-in capital of €7,970 thousand. The exchange ratio is one share per debenture. The face amount of each debenture issued is €24.77. The outstanding balance as of December 31, 2002, was €70,350 thousand, of which €231 thousand were owned by the Group as of December 31, 2002.

In March 2000, Convertible Debenture Issue II for Bank employees was launched. The dates for obligatory conversion of the debentures were March 5, 2001, 2002, 2003, 2004, 2005, 2006, 2007, 2008, 2009 and 2010. The exchange ratio was one share per debenture. The face value of each debenture issued was €45.21.

"Convertible Debenture Issue III for Bankinter Group Employees", launched in March 2001, which cancelled the previous March 2000 issue, was for a maximum amount of €113,183 thousand and a unit face value of €38.85. The subscribers to these securities were the holders of the convertible debentures of "Convertible Debenture Issue II for Bank Employees. 2000" at the date of early redemption of that issue who continued to be Group employees at the issuance date. The exchange ratio of the convertible debentures was one share per debenture. The debenture conversion dates were April 5, 2001, 2002, 2003, 2004, 2005, 2006, 2007, 2008, 2009 and 2010.

In April 2001 certain of these debentures were converted into shares and, as a result, capital stock increased by €239 thousand (159,311 shares) with additional paid-in capital of €5,950 thousand.

On November 14, 2001, the Bank's Board of Directors approved the early redemption of "Convertible Debenture Issue III for Bankinter Group employees. 2001", formalized in a public deed dated December 19, 2001, and Convertible Debenture Issue IV for a maximum amount of €88,322 thousand with a unit face value of €32.07. The subscription period for this issue commenced on January 27, 2002. The subscribers to the debentures were the holders of the convertible debentures of "Convertible Debenture Issue III for Bank Employees. 2001" at the date of early redemption of that issue who continued to be Group employees at the issuance date, with the exceptions specified in the issue resolution. The exchange ratio of the convertible debentures was one share per debenture. The debenture conversion dates were the same as for Convertible Debenture Issue III.

As discussed in the "Capital Stock" section, in May 2002, certain of the debentures of Convertible Debenture Issue IV for Bankinter Group employees were voluntarily converted and, as a result, capital stock increased by €279 thousand (186,088 shares) with additional paid-in capital of €5,689 thousand.

On November 14, 2002, the Bank's Board of Directors approved the early redemption of "Convertible Debenture Issue IV for Bankinter Group employees. 2002", and Convertible Debenture Issue V at a conversion price of €25.04 per share. The subscription period for this issue will commence on January 20, 2003. The subscribers to the debentures will be the holders of the convertible debentures of "Convertible Debenture Issue IV for Bank Employees. 2002" at the date of early redemption of that issue who continued to be Group employees at the issuance date, with the exceptions specified in the issue resolution. The exchange ratio of the convertible debentures will be one share per debenture. The debenture conversion dates are the same as for Convertible Debenture Issue IV.

As a result of the voluntary conversions and early redemptions in 2002, as discussed under the "Comparative Information" section of these notes to consolidated financial statements, €1,883 thousand were credited to "Additional Paid-in Capital" in 2002, the first year to which this aspect applies.

In 2002 the Bank renewed and increased the Euro Commercial Paper Program issued by Bankinter International, B.V. with registered office in Holland and guaranteed by Bankinter, S.A., maintaining a final balance of €922,257 thousand as of December 31, 2002 (€564,568 thousand and €132,811 thousand as of December 31, 2001 and 2000. respectively).

The final balance as of December 31, 2002, of the Euro Medium Term Notes Program through the subsidiaries Bankinter International Cayman and Bankinter Cayman Issuances, guaranteed by Bankinter, S.A. amounted to €454,316 thousand (€499,598 thousand and €543,239 thousand as of December 31, 2001 and 2000, respectively).

In 2002 bearer notes with a face value of €1,000 each were issued at a discount and at terms ranging from 7 through 760 days. The interest rate on the notes was set on the basis of the market conditions at the time of issuance.

Following is a list of the note issues outstanding, showing the date of registration with the Spanish National Securities Market Commission (CNMV), the face amount and the outstanding balance placed as of December 31, 2002:

(thousands of euros)

Date of Registration with CNMV	Face Amount	Outstanding Balance at 12/31/02
03/22/2000	1,000,000	773
03/20/2001	1,500,000	106,384
03/21/2002	2,000,000	1,711,236
Total	**4,500,000**	**1,818,393**

The detail, by term to maturity, of the notes issued is as follows:

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Term			
Up to 3 months	1,286,992	764,718	471,058
3 months to 1 year	505,718	409,393	101,664
1 to 5 years	25,683	99,075	10,251
Over 5 years	-	-	-
Total	**1,818,393**	**1,273,186**	**582,973**

The need to efficiently manage the balance sheet and the Bank's equity requires flexibility and anticipation in the use of the various financing instruments available in the capital markets.

For this purpose, Bankinter maintains various financing programs and instruments -in both the Spanish local markets and the international markets- to obtain funding or issue securities of any kind at short term (promissory notes, Euro commercial paper) and long term (bonds, debentures and notes, mortgage bonds) in any of the debt categories (guaranteed, senior, subordinated, etc.).

The issues in 2002 focused on the short term in both the Bankinter Promissory Notes Program and the Euro Commercial Paper Program. The average balances outstanding of these issues were €1,603 million and €624.7 million, respectively (€1,053.9 million and €332.7 million in 2001, respectively).

An essential component of this activity is the securitization of mortgage loans, successfully initiated in prior years. Bankinter has become a benchmark in this field and in 2002 launched two new securitization issues: the first was launched in September 2002 on 12,267 mortgage loans, for a total amount of €1,025,000 thousand, and the second was launched in December 2002 on 8,802 mortgage loans, for €710,000 thousand. The recurring issuance of mortgage securitization bonds by Bankinter has converted these issues into a benchmark for European institutional investors. This has enabled Bankinter to obtain liquidity and capital at a very competitive cost.

Therefore, securitization is an essential management tool for Bankinter if it is to continue to grow in a healthy, profitable and efficient manner.

Accordingly, the Bank will foreseeably continue to use this mechanism in the future for mortgage loans and other assets, and any other method offered by financial innovation to achieve more efficient management of the Group's resources.

OTHER LIABILITIES

The detail of the main items in this balance-sheet caption is as follows:

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Debentures payable	87,139	103,368	31,468
Factoring payables	1,332	1,193	213
Options written	10,707	9,995	62,162
Transactions in transit	19,310	8,692	10,728
Deferred income tax	-	2,481	14,343
Clearing house	175	2,129	1,277
Tax collection accounts	247,345	226,567	212,094
Special accounts	71,872	145,663	88,710
Guarantees received	6,845	71,274	39,356
Other items	29,835	67,071	80,303
Total	**474,560**	**638,433**	**540,654**

SPECIAL ALLOWANCES

The following tables show the accumulated balances of the allowances recorded for the purposes stated and the variations in 2002, 2001 and 2000.

The loan loss allowance is presented in the balance sheets as a reduction of the credit facilities and loans caption, except for the portion relating to off-balance-sheet risks (€26,622 thousand, €26,105 thousand and €19,337 thousand as of December 31, 2002, 2001 and 2000, respectively). The security price fluctuation allowance was deducted from the related balances making up the securities portfolio, and the allowance for foreclosed assets was deducted from property and equipment.

With regard to the in-house pension allowance, under the current collective labor agreement the Bank has undertaken to supplement the social security benefits of the employees hired prior to March 8, 1980, for retirement, permanent disability, death of spouse or death of parent.

In 1996 the advantages and disadvantages of maintaining these allowances in the future in view of the enactment of Private Insurance Law 30/1995 were analyzed and subsequently, on July 1, an insurance contract was entered into with Winterthur

Seguros y Reaseguros, S.A. which, with the unconditional support of its parent company, Winterthur A.G., guarantees the future coverage of all the supplementary pension payments to retired and serving employees entitled to such coverage from retirement.

This insurance contract consisted of two policies involving the payment of a single premium of €30,886 thousand (to cover the total commitments incurred through June 30, 1996), with a guaranteed yield of approximately 8%, and the payment of a periodic annual premium to cover the payments for future services, with a guaranteed yield of 4.5% plus a 90% share in the net profit of the policy.

In 2000 the insurance policies were adapted as stipulated in Royal Decree 1588/1999 and Bank of Spain Circular 5/2000, and the externalization process in accordance with current regulations was completed.

In 2002 €3,052 thousand of periodic premiums were recorded (€2,910 thousand in 2001 and €2,815 thousand in 2000).

In addition, since 1996 all the benefits included in the collective labor agreement on death and permanent disability for all serving employees during their years of service have been insured. The insurance to provide coverage of these benefits was taken out with Bankinter Seguros de Vida, S.A. de Seguros y Reaseguros through 2001 and with Winterthur in 2002.

The premium paid in this connection amounted to €577 thousand in 2002 (€591 thousand in 2001 and €563 thousand in 2000).

The Bank employees with vested pension rights as of December 31, 2002, were as follows:

Serving employees whose recognized service began prior to March 8, 1980	511
Retired employees	31
Early retirees	64

In addition to the externalization described above, all the accrued commitments were valued for the sole purpose of determining the actuarial liability (for serving and retired employees), as follows:

		(thousands of euros)
Pension commitments to retired employeess		**3,027**
Contingent liability for pensions to serving employees		**92,587**
Vested	61,044	
Unvested	31,543	

The actuarial assumptions used in evaluating the obligations arising from the benefit plan addressed in the current collective labor agreement for private banks as of December 31, 2002, were as follows: assumed annual interest rate of 3.11%, annual salary increase of 3.5% and use of GRM-F95 mortality tables. In calculating these actuarial assumptions the effect of employee turnover was not taken into account; however, regard was had to the possibility of early retirement being taken by employees aged 60 to 65 with more than 40 years of service.

The foregoing evaluation disclosed no coverage shortfall in this connection as of December 31, 2002, 2001 and 2000.

The variations in the special allowances were as follows:

(thousands of euros)

	Loan Loss Allowance	Security Price Fluctuation Allowance	Pension Allowance	Futures Transactions Allowance	Other Specific Allowances	General Risk Allowance	Total
Balance at 12/31/99	**124,504**	**100,098**	**-**	**36,711**	**93,430**	**31,248**	**385,991**
Variation in 2000							
Provisions	62,184	25,704	-	24,456	64,617	-	176,961
Amount used	(12,321)	(9,510)	-	(10,427)	(12,677)	(221)	(45,156)
Other variations and transfers	(14,313)	(53,189)	-	(14,146)	(39,367)	4,576	(116,439)
Balance at 12/31/00	**160,054**	**63,103**	**-**	**36,594**	**106,003**	**35,603**	**401,357**
Variation in 2001							
Provisions	83,631	25,488	-	23,749	51,949	-	184,817
Amount used	(13,260)	(1,878)	-	(3,311)	(11,105)	(24)	(29,578)
Other variations and transfers	(13,047)	(62,348)	-	(15,171)	(33,109)	4,111	(119,564)
Balance at 12/31/01	**217,378**	**24,365**	**-**	**41,861**	**113,738**	**39,690**	**437,032**
Variation in 2002							
Provisions	87,010	16,553	-	26,794	54,993	-	185,350
Amount used	(10,582)	(7,016)	-	(20,423)	(480)	(24)	(38,525)
Other variations and transfers	(19,028)	(24,752)	-	(15,786)	(8,197)	7,641	(60,122)
Balance at 12/31/02	**274,778**	**9,150**	**-**	**32,446**	**160,054**	**47,307**	**523,735**

The "Other Specific Allowances" column includes, inter alia, the Group treasury stock allowance, recorded in accordance with Bank of Spain regulations, which require a specific allowance to be set up to cover the difference between the cost of the treasury stock and its underlying book value, as discussed in the "Accounting Principles Applied" section. This allowance amounted to €29,032 thousand as of December 31, 2002 (€30,029 thousand in 2001 and €36,593 thousand in 2000). This column also includes the allowance for early retirements of €19,080 thousand, recorded in 2002, the remaining balance relating mainly to allowances set up by the Bank, in accordance with the principle of prudence, to cover inherent business risks.

The detail of the variations in 2002, 2001 and 2000 in the loan loss allowance, distinguishing specific, general-purpose and statistical coverage, is as follows:

(thousands of euros)

	Specific Coverage	General-Purpose Coverage	Statistical Coverage
Balance at 12/31/99	**32,809**	**91,695**	**-**
Variation in 2000			
Provisions	24,411	19,587	18,186
Amount used	(12,321)	-	-
Other variations and transfers	(14,313)	-	-
Balance at 12/31/00	**30,586**	**111,282**	**18,186**
Variation in 2001			
Provisions	28,926	20,088	34,617
Amount used	(13,260)	-	-
Other variations and transfers	(13,047)	-	-
Balance at 12/31/01	**33,205**	**131,370**	**52,803**
Variation in 2002			
Provisions	29,183	12,467	45,360
Amount used	(10,582)	-	-
Other variations and transfers (1)	(19,028)	-	-
Balance at 12/31/02	**32,778**	**143,837**	**98,163**

(1) This includes transfers to the allowance for property and equipment amounting to €638 thousand, period releases amounting to €11,835 thousand, prior years' releases amounting to €5,993 thousand and negative exchange difference adjustments amounting to €562 thousand.

These allowances were recorded as stipulated in Rule 11 of Bank of Spain Circular 4/1991. The statistical loan loss allowance was recorded on the basis of the credit risk loss coefficients described in Note f) under the "Accounting Principles Applied" heading.

SUBORDINATED DEBT

As of December 31, 2002, the Group had €197,767 thousand of subordinated debentures outstanding. These securities are subordinated debt in accordance with Article 7 of Law 13/1992 on consolidated equity and supervision of financial institutions and Rule 8 of Bank of Spain Circular 5/1993, as interpreted by Circular 2/1994.

These debenture issues meet the requirements of Rule 8 of Bank of Spain Circular 5/1993 to qualify as Tier-2 capital and for this purpose a certificate was obtained from the Bank of Spain classifying them as computable capital.

The debentures will be redeemed at maturity and there is no early redemption option.

The detail of the issues currently outstanding is as follows:

(thousands of euros)

Issue	Face Amount	Balance Outstanding	Interest (%)	Maturity
06/16/1997	60,101	60,101	6.95	06/16/2007
05/14/1998	36,061	36,061	5.7	12/18/2012
05/14/1998	84,141	84,141	6	12/18/2028
05/29/1998	17,464	17,464	5	05/29/2008
Total	**197,767**	**197,767**		

€12,144 thousand of interest was paid on subordinated debentures in 2002 (€11,281 thousand in 2001 and €11,255 thousand in 2000).

CAPITAL STOCK

At December 31, 2002, the capital stock of Bankinter, S.A. consisted of 75,770,425 fully subscribed and paid shares of €1.5 par value each (75,241,850 and 74,441,804 shares of €1.5 par value each in 2001 and 2000, respectively).

All the shares are recorded by the book-entry system, are listed on the Madrid and Barcelona Stock Exchanges and are traded by the Spanish computerized trading system.

As a result of the voluntary exchange in January 2000 of Convertible Debenture Issue I of December 1998, capital stock increased by 136,424 shares (€205 thousand). Additional paid-in capital increased by €3,175 thousand relating to the difference between the face amount of the debentures exchanged and the par value of the shares issued.

As a result of the obligatory exchange in January 2001 of Convertible Debenture Issue I of December 1998, capital stock increased by 640,735 shares (€961 thousand). Additional paid-in capital increased by €14,908 thousand relating to the difference between the face amount of the debentures exchanged and the par value of the shares issued.

As a result of the voluntary exchange in April 2001 of a portion of Convertible Debenture Issue III for Bankinter Group Employees 2001, capital stock increased by 159,311 shares (€239 thousand). Additional paid-in capital increased by €5,950 thousand relating to the difference between the face amount of the debentures exchanged and the par value of the shares issued.

As a result of the voluntary exchange in January 2002 of a portion of Convertible Debenture Issue I for employees of December 1998, capital stock increased by 342,487 shares (€514 thousand). Additional paid-in capital increased by €7,970 thousand relating to the difference between the face amount of the debentures exchanged and the par value of the shares issued.

As a result of the voluntary exchange in May 2002 of a portion of Convertible Debenture Issue IV for Bankinter Group Employees, capital stock increased by 186,088 shares (€279 thousand). Additional paid-in capital increased by €5,689 thousand relating to the difference between the face amount of the debentures exchanged and the par value of the shares issued.

TREASURY STOCK

At 2002 year-end the Group held 1,378,451 shares of treasury stock of €1.5 par value each (1,408,135 at December 31, 2001 and 1,487,178 at December 31, 2000).

In 2002 the Bankinter Group purchased 4,169 shares and sold 33,853 shares in the stock market. The results of these transactions are included under the "Extraordinary Income" caption in the statement of income.

Variations in treasury stock (number of shares)

	Bankinter Inversiones	Hispamarket	Intermobiliaria	Bankinter	Total
Balance at 12/31/99	-	-	**1,474,952**	-	**1,474,952**
Purchases	185,017	101,000	-	1,252,873	1,538,890
Sales	185,017	101,000	535,815	704,832	1,526,664
Balance at 12/31/00	-	-	**939,137**	**548,041**	**1,487,178**
Purchases	-	-	-	1,631,750	1,631,750
Sales	-	-	578,876	1,131,917	1,710,793
Balance at 12/31/01	-	-	**360,261**	**1,047,874**	**1,408,135**
Purchases	-	-	-	4,169	4,169
Sales	-	-	18,578	15,275	33,853
Balance at 12/31/02	-	-	**341,683**	**1,036,768**	**1,378,451**

The detail of the treasury stock as of December 31, 2002, is as follows:

	Number of Shares	(thousands of euros) Par Value	(euros) Average Acquisition Cost	(thousands of euros) Reserve for Treasury Stock	% of Capital Stock
Intermobiliaria, S.A.	341,683	513	33.31	3,747	0.45
Bankinter. S,A,	1,036,768	1,555	31.61	11,369	1.37
Total	**1,378,451**	**2,068**	**32.03**	**15,116**	**1.82**

RESERVES

The variations in the reserves and the losses at consolidated Bankinter Group companies in 2002, 2001 and 2000 were as follows:

(thousands of euros)

	Balance at 12/31/99	Distribution of 1999 Income	Other Variations	Capital Increase	Balance at 12/31/00	Distribution of 2000 Income	Other Variations	Capital Increase	Balance at 12/31/01	Distribution of 2001 Income	Other Variations	Capital Increase	Balance at 12/31/02
Legal reserve	34,077	-	-	-	34,077	-	-	-	34,077	-	-	-	34,077
Additional paid-in capital	203,389	-	-	3,175	206,564	-	-	20,858	227,422	-	-	15,542	242,964
Reserve for treasury stock:													
Acquisition of shares	15,665	-	450	-	16,115	-	(997)	-	15,118	-	(2)	-	15,116
Guarantee	2,256	-	-	-	2,256	-	2,473	-	4,729	-	2,270	-	6,999
Unrestricted reserve	153,280	36,809	645	-	190,734	21,562	(2,607)	-	209,689	32,177	(15,047)	-	226,819
Other reserves at the parent company	83,733	11,351	(10,419)	-	84,665	(1,268)	(4,380)	-	79,017	(8,847)	(443)	-	69,727
Revaluation reserve (Royal Decree-Law 7/1996)	22,227	-	-	-	22,227	-	-	-	22,227	-	-	-	22,227
Consolidation reserves													
- Fully consolidated companies	14,450	2,117	1,083	-	17,650	(4,268)	82	-	13,464	1,945	-	-	15,409
- Companies accounted for by the equity method	21,188	4,638	-	-	25,826	8,379	4,453	-	38,658	8,510	-	-	47,168
Losses at consolidated companies													
- Fully consolidated companies	(2,292)	2,279	-	-	(13)	(2,618)	221	-	(2,410)	(6,363)	-	-	(8,773)
- Companies accounted for by the equity method	(20,639)	(358)	-	-	(20,997)	(1,242)	855	-	(21,384)	(1,253)	-	-	(22,637)
Dividends and other funds	-	70,905	-	-	-	68,417	-	-	-	72,196	-	-	-
Income for the year	127,741	(127,741)	88,962	-	88,962	(88,962)	98,365	-	98,365	(98,365)	-	-	-
Total	**655,075**	**-**	**80,721**	**3,175**	**668,066**	**-**	**98,465**	**20,858**	**718,972**	**-**	**(13,222)**	**15,542**	**649,096**

On June 25, 1999, the Shareholders' Meeting resolved to distribute Ptas. 25 per share of €1.5 par value out of the additional paid-in capital. This resulted in the payment of €11,148 thousand from a total balance of €214,537 thousand. The final balance of this reserve was €242,964 thousand, as shown in the foregoing tables of reserve variations.

465,770 Bankinter shares were accepted from customers as collateral as of December 31, 2002 (73,830 in 2001 and 93,240 in 2000) and the par value of these shares was €699 thousand (€111 thousand in 2001 and €140 thousand in 2000).

Fully consolidated companies

The detail of the reserves and losses at consolidated companies generated by the Group companies in 2002, 2001 and 2000 is as follows:

(thousands of euros)

	2002		2001		2000	
	Losses	Reserves	Losses	Reserves	Losses	Reserves
Ginstow Finance, Ltd	-	1,455	-	170	11	-
Bankinter Consultoría, Asesoramiento y Atención Telefónica, S.A.	-	293	-	299	-	305
Bankinter Gestión de Seguros, S.A. de Correduría de Seguros	-	30	-	30	-	30
Bankinter Internacional B.V.	-	931	-	571	-	351
Bankinter de Inversiones, S.I.M., S.A.	-	4,080	-	4,421	-	4,663
Bankinter Internacional, S.A.	-	-	-	-	-	242
Cibesa, S.A.	-	133	-	111	-	106
Gesbankinter, S.A., S.G.I.I.C.	-	5,589	-	5,589	-	5,592
Hispamarket, S.A.	1,520	-	1,140	-	-	3,994
Intergestora, S.C.R., S.A., S.C.R.	203	-	-	263	-	365
Intermobiliaria, S.A.	-	2,048	-	1,580	-	1,989
Bankinter Internacional Cayman, Ltd.	-	383	-	43	-	-
Bankinter Finance Limited	-	461	-	387	-	13
E-Bankinter, S.A.	-	-	-	-	2	-
Intergestora Nuevas Tecnologías, S.C.R., S.A.	7,049	-	1,270	-	-	-
Bankinter Asesores Financieros, S.A.	1	-	-	-	-	-
Ebankinter Certifica, S.A.	-	-	-	-	-	-
Ebankinter Internet Factory, S.C.R., S.A.	-	6	-	-	-	-
Bankinter Cayman Issuances, Ltd.	-	-	-	-	-	-
Total	**8,773**	**15,409**	**2,410**	**13,464**	**13**	**17,650**

Companies accounted for by the equity method

(thousands of euros)

	2002		2001		2000	
	Losses	Reserves	Losses	Reserves	Losses	Reserves
Línea Directa Aseguradora, S.A.	20,401	-	19,651	-	20,076	-
Bankinter Seguros de Vida, S.A. de Seguros y Reaseguros	-	43,470	-	33,892	-	25,826
Aircraft, S.A.	1,580	-	1,038	-	710	-
Sogecable S.A.	656	-	695	-	211	-
Grupo Industrial Catensa, S.A.	-	3,209	-	3,915	-	-
ENCE, S.A.	-	489	-	851	-	-
Total	**22,637**	**47,168**	**21,384**	**38,658**	**20,997**	**25,826**

SUPPLEMENTARY INFORMATION

TAX MATTERS

The "Sundry Liability Accounts" caption in the accompanying consolidated balance sheets includes the estimated corporate income tax applicable to 2002, 2001 and 2000 income. The tax credits permitted under tax law were taken into account in calculating the estimates.

Since certain transactions are treated differently for corporate income tax and for financial statement preparation purposes, the taxable income for the year differs from book income. The deferred or prepaid taxes arise because the timing of recognition of revenues and expenses under current tax regulations differs from that required by the regulations on the preparation of consolidated financial statements.

On December 27, 2000, Bankinter, S.A. notified the Spanish Tax Agency's National Inspection Office that it had opted to apply the tax system for corporate groups from the year 2001. The Tax Consolidation Group number assigned by this Office was 13/2001.

The Bankinter, S.A. subsidiaries which were included in the tax consolidation group as of December 31, 2001, are as follows:

Aircraft, S.A.
Bankinter Consultoría, Asesoramiento y Atención Telefónica, S.A.
Cibesa, S.A.
Gesbankinter, S.A.
Hispamarket, S.A.
Intermobiliaria, S.A.
Bankinter Gestión de Seguros, S.A.
Bankinter Seguros de Vida, S.A.
Bankinter Asesores Financieros, S.A.
Ebankinter Certifica, S.A.

On December 27, 2002, the Bank notified the Spanish Tax Agency's National Inspection Office of the inclusion in the Tax Consolidation Group of the following companies in 2002:

Intergestora, S.C.R., S.A.
Intergestora Nuevas Teconologías, SCR, S.A.
Ebankinter Internet Factory, S.C.R., S.A.

On January 29, 2002, the Bank was notified that the tax inspection authorities would initiate a general tax audit of the following taxes and years:

Corporate income tax	1997 to 2000
Value added tax	1998 to 2000
Personal income tax withholdings and prepayments	1998 to 2000
Withholdings from income on movable capital	1998 to 2000
Withholdings from nonresidents' taxation	1998 to 2000

At the date of this report the assessments relating to the tax audit of the aforementioned taxes and years had not been accepted and will foreseeably be accepted in the first quarter of 2003. However, the tax liabilities which might arise therefrom had been adequately provided for at 2002 year-end.

Once these assessments are accepted, the Bank will have the last two years open for review by the tax inspection authorities for corporate income tax, personal income tax and value added tax.

The possible interpretations which can be made of the tax regulations applicable to certain transactions performed in the banking industry might give rise to certain contingent tax liabilities. The Bank considers that the possibility of these contingent liabilities becoming actual liabilities is remote and that, in any case, the tax charge which would arise would not materially affect the financial statements.

The following table summarizes the calculations required, starting from the book income, to determine the Bank's taxable income for corporate income tax purposes, taking into account not only the book income after taxes but also the amount resulting from not including the tax charge itself as an expense for tax purposes and from adding back to taxable income the amount of the provisions and expenses which are not deductible for tax purposes.

The reconciliation of the book income to the taxable income for corporate income tax purposes is as follows:

(thousands of euros)

	2002			2001			2000		
Book income			**186,202**			**167,872**			**152,488**
	Increases	**Decreases**		**Increases**	**Decreases**		**Increases**	**Decreases**	
Permanent differences	109,308	102,778	6,530	78,821	71,604	7,217	62,630	42,292	20,338
Timing differences	122,965	47,302	75,663	91,825	92,444	(619)	52,925	63,591	(10,666)
- Current year	122,965	-		91,825	5,881		52,925	449	
- Prior years	-	47,302		-	86,563		-	63,142	
Taxable income			**268,395**			**174,470**			**162,160**

The breakdown of the 2002 corporate income tax expense is as follows:

	(thousands of euros)
Current tax	67,456
Tax credits	(760)
Other	20
Total corporate income tax expense	**66,716**

The income tax on ordinary income and on extraordinary income is as follows:

	(thousands of euros)
Ordinary income	81,345
Extraordinary income	(14,629)
Total tax expense	**66,716**

The variations in prepaid and deferred taxes included under the "Other Assets" and "Other Liabilities" captions in 2002, 2001 and 2000 were as follows:

(thousands of euros)

	Prepaid Taxes	Deferred Taxes
Balance at 12/31/99	**66,947**	**2,137**
Increases	35,611	12,206
Decreases	23,085	-
Balance at 12/31/00	**79,473**	**14,343**
Increases	57,516	385
Decreases	64,850	12,247
Balance at 12/31/01	**72,139**	**2,481**
Increases	64,864	-
Decreases	20,650	2,481
Balance at 12/31/02	**116,353**	-

The tax benefits applied in calculating the 2002 corporate income tax charge were as follows:

Type of tax benefit

(thousands of euros)

Deductions	
Reserve for investment in the Canary Islands	(6,379)
Monetary depreciation	(14)
Total	**(6,393)**
Tax credits	
For double taxation	86
For training expenses	76
For investments	461
For reinvestment of extraordinary gains	137
Total	**760**

The taking of the aforementioned tax benefits gave rise to the following tax obligations:

Reserve for investment in the Canary Islands:

The amount of the reserve set up in the Canary Islands must be invested within three years from the due date of the corporate income tax on the income from which this deduction was taken.

The assets in which the investment can be made are as follows:

- Acquisition of properties
- Computer hardware
- Canary Islands Autonomous Government debt securities (limited to 50% of the reserve)
- Capital stock of companies with registered offices and business activities in the Canary Islands

Tax credit for reinvestment of extraordinary gains

Law 24/2001 on Tax, Administrative, Labor and Social Security Matters eliminated the extraordinary gain reinvestment regime established by Article 21 of Corporate Income Tax Law 43/1995 and replaced this deferral regime with a tax credit for reinvestment of extraordinary gains. This tax credit is regulated under a new article 36 ter. of Law 43/1995.

As a result of this change and pursuant to Transitional Provision 3 of the aforementioned Law 24/2001, the Bank opted to apply the new regime in its 2001 corporate income tax return with respect to all the income which had been covered by the deferral regime and had not yet been included in the taxable income as of December 31, 2001. The amount of the income included (and already reinvested) in the taxable income for 2001 corporate income tax purposes and, therefore, of the income on which the tax credit for reinvestment of extraordinary gains was taken in that year, amounted to €107,367 thousand.

This income includes mainly that arising from the contribution of Sogecable shares by the Bank to the subsidiary Hispamarket, S.A. in 1999. Its inclusion in the taxable income of the Bank for 2001 corporate income tax purposes entails the prepayment of tax on a gain which has not yet been generated and, therefore, the Group recorded in 2002 a prepaid tax of €12,295 thousand, thus reducing the corporate income tax expense relating to the income included in the taxable income.

The income on which the tax credit for reinvestment of extraordinary gains was taken in 2002 amounted to €804 thousand. In 2002 the Bank purchased sufficient fixed assets to meet the reinvestment requirements of Article 36 ter. of Corporate Income Tax Law 43/1995.

FOREIGN CURRENCY BALANCE SHEET ITEMS

The total amounts of foreign currency asset and liability items in the consolidated balance sheets of the Bankinter Group in 2002, 2001 and 2000 were as follows:

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Total assets	469,506	555,645	510,887
Total liabilities	1,732,309	1,050,470	2,533,308

OTHER CONTINGENT LIABILITIES

As of December 31, 2002, 2001 and 2000, the credit facilities at Group level drawable by third parties amounted to €3,309,094 thousand, €3,192,723 thousand and €3,229,733 thousand, respectively.

The securities of third parties deposited at the Group valued at market prices totaled €17,628,509 thousand as of December 31, 2002.

INVESTMENT SERVICES AND SUPPLEMENTARY ACTIVITIES

The detail of the fees recorded in the statement of income for the investment services and supplementary activities provided by the Bank is as follows:

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Asset management services	271	357	424
Rental of safe deposit boxes	385	697	926
Stock market purchase and sale transactions	4,845	5,518	7,931
On-line broker	5,872	5,251	2,937

The total assets managed by the Bank as of December 31, 2002, amounted to €1,123,691 thousand.

OTHER OFF-BALANCE-SHEET ITEMS: MEMORANDUM ACCOUNTS

The detail of the "Guarantees and Other Sureties" memorandum account in the Bankinter Group's public balance sheets, showing the gross amount of the transactions guaranteed, is as follows

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Guaranteed transactions			
Cash loans	78,568	13,819	13,669
Off-balance-sheet loans	11,264	11,146	12,693
Export and import of goods and services	71,718	55,180	58,060
Deferred payment of purchase/sale transactions	175,356	151,686	104,973
Performance bonds	1,272,176	1,454,650	1,468,749
Housing construction	23,317	30,331	55,902
Construction, service and supply contracts and bid bonds	688,462	681,601	711,925
Obligations to government agencies	560,397	742,718	700,922
Other obligations	19,315	6,724	4,248
Total	**1,628,397**	**1,693,205**	**1,662,392**

FUTURES TRANSACTIONS

(thousands of euros)

		12/31/02	**12/31/01**	**12/31/00**
Foreign currency purchases and sales for delivery at up to two business days				
	Purchases	167,379	55,545	45,309
	Sales	22,586	24,589	40,980
Foreign currency purchases and sales, for delivery at over two business days				
	Purchases	884,115	1,032,998	1,176,369
	Sales	389,859	377,342	205,103
Purchases and sales of financial assets				
	Purchases	1,129,836	353,415	316,542
	Sales	98,280	34,208	189,086
Securities and interest rate futures contracts				
	Purchases	191,700	84,723	509,280
	Sales	240,400	80,500	67,900
Securities options				
	Written	1,093,338	1,227,252	1,411,287
	Purchased	126,262	89,975	196,022
Interest rate options				
	Written	35,080	42,438	71,031
	Purchased	37,011	43,103	143,544
Foreign currency options				
	Written	25,978	1,035	5,373
	Purchased	21,143	1,035	5,373
Other interest-rate-based transactions				
	FRA's	-	-	36,866
	SWAP's	9,550,240	5,820,470	4,481,523
Total		**14,013,207**	**9,268,628**	**8,901,588**
Breakdown				
Hedging transactions		7,262,572	5,042,111	4,024,412
Speculative transactions		3,180,635	4,226,517	4,877,176
Macrohedges		3,570,000	-	-

In 2002 the Bank started to arrange macrohedges for its mortgage loan portfolio consisting of arranging derivative transactions to reduce the overall interest rate risk on this portfolio, after all the requirements stipulated for this purpose in Rule 5.12 of Bank of Spain Circular 4/1991 had been met.

COLLECTIVE INVESTMENT INSTITUTIONS AND PENSION FUNDS

The detail of the funds managed, assets and unitholders at December 31, 2002, is as follows:

Manager	Fund	(thousands of euros) Assets	Number of Unitholders
Gesbankinter, S.A.	BK Fondo Monetario F.I.A.M.M.	198,531	5,845
	BK Dinero F.I.A.M.M.	297,630	3,403
	Cuenta Fiscal Oro Bankinter F.I.A.M.M.	172,020	4,821
	Cuenta Fiscal Oro I Bankinter F.I.A.M.M.	156,457	7,839
	BK Dinero 95 F.I.A.M.M.	74,653	2,720
	BK Dinero 96 F.I.A.M.M.	293,443	4,499
	BK Dinero 97 F.I.A.M.M.	161,010	5,138
	BK Dinero 98 F.I.A.M.M.	728,556	9,535
	E-Bankinter Dinero I F.I.A.M.M.	816,509	10,901
	BK Fondo Fijo F.I.M.	123,342	3,004
	Cuenta Fiscal Oro III Bankinter F.I.M.	29,806	1,578
	Fondo Telefónico corto plazo F.I.M.	125,510	3,595
	BK Segurvida F.I.M.	72,696	1,973
	Fondo Telefónico Fijo F.I.M.	41,520	1,049
	Fondo Telefónico Bankinter Fondtesoro F.I.M.	108,721	2,234
	Cibernexo F.I.M.	173,550	239
	BK Fondo Bonos F.I.M.	61,757	881
	BK Garantizado 4 F.I.M.	44,499	415
	BK Garantía Japón 2003 F.I.M.	41,867	1,572
	BK Japón Euroteleco Garantía F.I.M.	50,647	1,674
	BK Garantía Mundial 50 F.I.M.	25,219	957
	BK Garantía Global-Japón F.I.M.	15,926	640
	BK Garantía Europa 50 F.I.M.	28,005	1,152
	BK Fondtesoro 2 F.I.M.	34,500	1,205
	BK Futuro IBEX F.I.M.	13,205	679
	Fondos Mundiales BK F.I.M.	27,381	2,128
	EBankinter Garantía Selección F.I.M.	59,240	2,054
	Bk Bonos Crecimiento F.I.M.F.	2,684	61
	Bk Dividendo F.I.M.	48,966	2,497
	BK Fondo Internet F.I.M.	5,206	2,899
	BK Indice Europeo 50 F.I.M.	3,049	243
	BK Indice América F.I.M.	32,373	226
	BK Indice Japón F.I.M.	4,288	232
	BK Fondo de Fondos Mix Global F.I.M.F.	2,408	122
	E-Bankinter Bolsa F.I.M.	7,997	857
	BK Garantía Diversificación F.I.M.	16,869	672
	BK Garantía Cupón 20 F.I.M.	52,487	1,627
	BK Garantía Cupón 5-II F.I.M.	11,614	386
	BK Garantía Consolidación Euro-Japón F.I.M.	46,177	1,902
	BK Fondvalencia Mixto F.I.M.	2,904	159
	BK Bolsa Europa F.I.M.	99,374	4,532
	BK Mixto España 50 F.I.M.	115,203	5,123
	BK Bolsa Euribex F.I.M	116,326	6,732

Manager	Fund	(thousands of euros) Assets	Number of Unitholders
	BK Bolsa España F.I.M.	70,741	4,278
	BK Mixto Europa 50 F.I.M.	121,959	6,604
	BK Mixto Europa 20 F.I.M.	79,178	3,566
	BK Renta Variable Europea F.I.M.	89,419	5,500
	BK Garantía F.Internacionales F.I.M.	46,619	1,609
	BK Garantía Cupón 20 Octubre F.I.M.	32,372	1,246
	BK Bolsa España 2 F.I.M.	26,246	2,655
	BK Mixto España 30 F.I.M.	13,645	644
	BK Sector Telecomunicaciones F,I.M.	38,770	6,075
	BK Garantía Cupón 20 Noviembre F.I.M.	32,814	1,347
	BK Sector Finanzas F.I.M.	1,765	265
	BK Sector Energía F.I.M.	4,119	30
	BK Indice Nasdaq 100 F.I.M.	2,263	219
	BK Revalorización Internacional F.I.M. (1)	25,714	776
	BK Garantía Doble Cupón F.I.M. (1)	20,838	829
	Marrod Inversiones F.I.M. (1)	6,924	12
	BK Garantía Indice España II F.I.M. (1)	40,054	1,546
	BK Euro Garantía 1 F.I.M. (1)	35,510	1,237
	BK Garantía Indice España F.I.M. (1)	17,187	744
	BK Triple Garantía F.I.M. (1)	21,641	895
	BK Euro Garantía 2 F.I.M. (1)	41,153	1.646
	BK Euro Garantía 6 F.I.M. (1)	38,298	1,351
	BK Euro Garantía 6-II F.I.M. (1)	28,647	1,064
	Subtotal	**5,380,001**	**154,138**
Bankinter Seguros de Vida, S.A.	BK Mixto 75 Europa Bolsa	59,743	11,194
	BK Inversión 97 Fondo de Pensiones	33,370	4,204
	BK Mixto 50 Europa Bolsa	12,336	2,806
	BK Variable Europa	20,035	5,408
	BK Variable Internacional	5,891	2,115
	BK Renta Fija Corto Plazo	81,262	10,144
	BK Variable España	59,834	14,074
	BK Renta Fija Largo Plazo	64,724	8,234
	BK Mixto 50 España Bolsa	20,433	3,689
	BK Mixto 20 Europa Bolsa	22,582	3,683
	BK Global Plan Previsión	839	273
	Plan Previsión BK Renta Fija	33,131	3,444
	Plan Previsión BK Dinero	8,132	1,025
	Plan Previsión BK Bolsa	5,413	993
	BK Inversión Mixta E.P.S.V.	10,012	1,923
	BK Bolsa Europa Plan Previsión	4,718	895
	BK Gestión Fondo de Pensiones (3)	744	113
	Vila-Valor, Fondo de Pensiones (3)	431	97
	Subtotal	**443,630**	**74,314**
	Total	**5,823,631**	**228,452**
Bankinter International Fund SICAV	BK Global Mixed Portfolio	$16,508(2)	304

(1) Marketed throughout 2002
(2) In thousands of $ (€1=US$1.0498), €15,725 thousand
(3) Group pension funds

The number of closed-end (SIM) and open-end (SIMCAV) securities investment companies managed by the Bankinter Group and their total assets are as follows:

	Number	(thousands of euros) Assets
SIMs	6	29,144
SIMCAVs	111	603,711
Total	**117**	**632,855**

TRANSACTIONS WITH SUBSIDIARIES

The balances arising from balance sheet transactions with companies directly or indirectly more than 20% owned by the consolidated companies are summarized in the following table. All these transactions were made in accordance with current regulations and prudent banking practices.

With nonconsolidable companies

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Investments in Group companies	48,102	48,298	48,102
Customer deposits	211,361	188,712	236,894
Bonds and notes	1,777	-	-
Guarantees	11,745	115,548	167,433

BREAKDOWN OF INCOME BY GEOGRAPHICAL MARKET

The breakdown, by geographical market, of the following captions in the statement of income is as follows:

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Interest and similar revenues	983,326	1,104,202	855,435
Spain	980,825	1,099,573	848,989
Other EU countries	2,501	4,629	6,446
Equities portfolio revenues	646	1,312	1,534
Spain	646	1,312	1,534
Other EU countries	-	-	-
Fees collected	191,382	182,939	190,567
Spain	191,382	182,939	190,567
Other EU countries	-	-	-
Revenue from financial transactions	19,818	56,998	64,092
Spain	19,818	56,998	64,092
Other EU countries	-	-	-
Other operating income	12,561	10,591	10,795
Spain	12,561	10,591	10,795
Other EU countries	-	-	-
Total	**1,207,733**	**1,356,042**	**1,122,423**

OTHER OPERATING EXPENSES

The amount recorded in this caption in the statement of income relates mostly to the contribution to the Deposit Guarantee Fund. This calculation is performed in accordance with the rules stipulated by Royal Decree 2606/1996 on deposit guarantee funds of credit institutions. On August 3, 2001, Royal Decree 948/2001 was enacted to implement Article 77 of the Securities Market Law on Deposit Guarantee Funds. One of the most significant changes introduced by this Royal Decree is to extend the guarantee, which formerly covered only cash deposits, to deposits of securities and financial instruments.

The annual contributions from the entities participating in the funds will be 0.1% of the deposits at year-end covered by the guarantee. For this purpose, the calculation base will be the guaranteed deposits, plus 5% of the market value of the guaranteed securities on the last trading day of the year in the related secondary market. If the guaranteed securities include securities and financial instruments not traded in a Spanish or foreign secondary market, the calculation base will be whichever of their face value or redemption value is more appropriate for the type of security or financial instrument in question, unless another more meaningful value for deposit or registration purposes has been declared or otherwise exists.

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Contribution to Deposit Guarantee Fund	4,824	6,575	4,443
Other operating expenses	-	247	-
Total	**4,824**	**6,822**	**4,443**

OTHER OPERATING INCOME

The detail of this account in the statements of income is as follows:

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Net operating income from properties	1,225	1,244	1,725
Income from renting transactions	3,802	4,308	4,973
Other sundry revenues	7,534	5,039	4,097
Total	**12,561**	**10,591**	**10,795**

EXTRAORDINARY CHARGES

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Provision to other specific allowances	23,691	18,050	20,493
Net loss on fixed-asset disposals	152	501	311
Net loss due to write-off and sale of holdings and investment portfolio	-	-	43
Other charges	5,857	5,602	3,924
Total	**29,700**	**24,153**	**24,771**

EXTRAORDINARY INCOME

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Gains on fixed-asset disposals	1,217	1,412	620
Gains on long-term investment disposals	48	720	136
Prior years' income	7,766	1,741	3,077
Other income	18,202	15,251	6,652
Total	**27,233**	**19,124**	**10,485**

INFORMATION ON GROUP STAFF

The detail of the Group's employees, by professional category, is as follows:

Category	12/31/02	%	12/31/01	%	12/31/00	%
Senior managers	372	12.32	335	11.26	338	11.48
Managers	977	32.36	880	29.59	836	28.40
Other staff	1,670	55.32	1,759	59.15	1,770	60.12
Total	**3,019**	**100.00**	**2,974**	**100.00**	**2,944**	**100.00**

The pay brackets of the Bankinter Group's employees are as follows:

Pay Bracket	Number of Employees	%
Up to 12	74	2.45
From 12 to 18	619	20.50
From 18 to 24	526	17.42
From 24 to 30	514	17.03
From 30 to 36	376	12.46
From 36 to 42	249	8.25
From 42 to 48	189	6.26
From 48 to 54	128	4.24
From 54 to 60	90	2.98
Over 60	254	8.41
Total	**3,019**	**100.00**

OTHER INFORMATION

DIRECTORS' COMPENSATION

(thousands of euros)

	2002	2001	2000
Remuneration, directors' fees, salaries and incentive plans (overall)	3,361	5,695	2,369
Life insurance premiums and pension fund contributions	853	627	491
Financing (overall) (*)	13,853	5,013	10,890

(*) The average original term of the loans and credit facilities is 9.73 years and interest rates range from 3.80% to Euribor less 2.5% (relating to the subscription to convertible debentures, which is the interest rate on the debentures, and imputing the related compensation in kind). The guarantees have an undefined average term and interest rates are from 1% to 2.4%.

Breakdown of the by-law stipulated compensation to directors (included under the "Remuneration, Directors' Fees, Salaries and Incentive Plans (Overall)" heading in the foregoing table (which includes fees for attendance at Board and Board Committee meetings).

	(euros)
Juan Arena de la Mora	95,130.49
Jaime Echegoyen Enríquez de la Orden	38,231.49
Emilio Botín-Sanz de Sautuola	50,700.37
Elías Masaveu Alonso del Campo	40,811.90
Cartival S.A.	46,109.62
Pedro Guerrero	60,178.88
José Ramón Arce Gómez	65,609.62
John de Zulueta Greenebaum	50,812.48
Fabiola Arredondo de Vara	33,891.24
Alfonso Botín-Sanz de Sautuola	38,719.83
Total	**520,195.92**

DIRECTORS' STAKES IN CAPITAL STOCK

Name	Total Shares	% of Capital Stock	Direct Ownership	Indirect Ownership
Juan Arena de la Mora	612,510	0.8084	115,078	497,432
Jaime Echegoyen Enríquez de la Orden	15,086	0.0199	14,092	994
Emilio Botín-Sanz de Sautuola	847,098	1.1180	659,400	187,698
Cartival, S.A. (Marcelino Botín-Sanz de Sautuola) (*)	5,968,308	7.8768	5,968,308	0
Alfonso Botín-Sanz de Sautuola	67	0.0001	67	0
Elías Masaveu Alonso del Campo (**)	4,076,089	5.3795	64,534	4,011,555
Jose Ramón Arce Gómez	268,516	0.3544	267,491	1,025
Pedro Guerrero Guerrero	300,001	0.3959	300,000	1
John de Zulueta Greenebaum	4,001	0.0053	4,001	0
Fabiola Arredondo de Vara	6,000	0.0079	6,000	0
Total	**12,097,676**	**15.9662**		

(*) Marcelino Botín-Sanz de Sautuola, representative of Cartival, S.A. on the Board, personally owns 18,700 Bankinter shares.

(**) Including the shares owned by the different companies in the Masaveu Group.

PROPOSED DISTRIBUTION OF BANKINTER, S.A.'S 2002 INCOME

	(euros)
Income for the year	131,152,219
Corporate income tax	35,013,223
Distributable net income	**96,138,996**
Dividend	68,222,112
Voluntary reserves	21,538,372
Reserve for investment in the Canary Islands	6,378,512
Total	**96,138,996**

DIVIDENDS

Bankinter, S.A. has a system of quarterly dividend payments in January, April, July and October of each year.

The payment schedule for dividends out of 2002 income is as follows:

Date	(euros) Dividend per Share	Number of Shares	(thousands of euros) Amount (1)	Date Declared by the Board
July 2002	0,2180	75,770,425	16,290	06/12/02
October 2002	0,2248	75,770,425	16,800	09/18/02
January 2003	0,2316	75,770,425	17,311	12/19/02
April 2003	0,2385	75,770,425	17,821	01/15/03
Total	**0,9129**		**68,222**	

(1) Excluding treasury stock held by Bankinter, S.A., in accordance with Article 79 of the Spanish Corporations Law.

The following balance sheets reflect the existence of sufficient distributable income at Bankinter, S.A. before the dates of declaration of the aforementioned dividends.

BALANCE SHEETS

(thousands of euros)

	05/31/02	08/31/02	11/30/02
Assets			
Cash on hand and deposits at central banks	273,288	217,338	132,712
Government debt securities	1,668,586	1,614,922	1,540,586
Due from banks	2,624,752	3,093,041	3,004,072
Credit facilities and loans	15,595,315	16,034,263	15,477,669
Debentures and other fixed-income securities	659,853	637,386	600,289
Equity securities	33,533	13,728	10,872
Investments in non-Group companiess	3,983	3,910	3,228
Investments in Group companies	121,878	109,607	101,428
Property and equipment	107,886	108,104	108,018
Treasury stock	11,263	11,663	11,663
Other assets	510,975	455,463	672,987
Accrual accounts	114,141	110,257	114,710
Total assets	**21,725,453**	**22,409,682**	**21,778,234**
Liabilities and capital			
Due to banks	3,703,619	3,974,276	3,893,007
Customer deposits	14,307,603	14,825,961	14,238,444
Bonds and notes	1,536,935	1,467,430	1,534,252
Other liabilities	517,498	453,368	383,574
Accrual accounts	267,300	273,860	301,907
Provisions for contingencies and expenses	142,384	139,507	147,342
General risk allowance	47,307	47,307	47,307
Income to date	60,887	86,053	90,481
Subordinated debt	467,286	467,286	467,286
Paid-in capital	113,656	113,656	113,656
Additional paid-in capital	242,964	242,964	242,964
Reserves	318,014	318,014	318,014
Accumulated losses	-	-	-
Total liabilities and equity	**21,725,453**	**22,409,682**	**21,778,234**

PROPOSED DISTRIBUTION OF INCOME OF EACH SUBSIDIARY (1)

(thousands of euros)

	Income (Loss)	Provision for Corporate Income Tax	Dividend	Reserves	Allocations (2)
Aircraft, S.A..	(751)	(263)	-	-	-
Bankinter Consultoría Asesoramiento y Atención Telefónica, S.A.	356	121	235	-	-
Bankinter Gestión de Seguros, S.A., de correduría de Seguros	986	442	544	-	-
Bankinter Seguros de Vida, S.A., de Seguros y Reaseguros	16,273	5,794	5,000	5,479	-
Cibesa, S.A.	76	27	44	5	-
Gesbankinter, S.A., S.G.I.I.C	51,072	18,505	32,567	-	-
Hispamarket, S.A.	(5,409)	4,071	-	-	-
Intermobiliaria, S.A.	2,914	883	2.031	-	-
Intergestora S.C.R, S.A.	(417)	-	-	-	-
Bankinter International Cayman Ltd.	(185)	-	-	-	-
Bankinter Finance Limited	359	-	-	359	-
Ginstow Finance Ltd.	840	224	-	616	-
Intergestora Nuevas Tecnologías, S.C.R, S.A.	2,127	-	-	-	2,127
Bankinter Asesores Financieros, S.A.	(5)	(2)	-	-	-
Ebankinter Certifica, S.A.	1	-	1	-	-
Ebankinter Internet Factory, S.C.R.	(9)	4	-	-	-
Bankinter Capital Riesgo, SGECR, S.A.	1	-	-	-	1
Bankinter de Inversiones, S.I.M, S.A.	(73)	-	-	-	-
Bankinter International B.V.	474	248	-	226	-

(1) Not yet approved by the respective Shareholders' Meetings.
(2) Including offset of accumulated losses.

OTHER DISCLOSURES

The Group's overall operations are regulated by the laws on environmental protection ("environmental laws") and workers' safety and health ("occupational safety laws"). Bankinter considers that it substantially complies with these laws and it has procedures in place to foster and guarantee compliance therewith.

The Group has taken the appropriate action in connection with environmental protection and improvement and the minimization, if appropriate, of environmental impact, and complies with current regulations in this connection. No provision for environmental risks and expenses was considered necessary for 2002 since there were no contingencies related to environmental protection and improvement.

EVENTS SUBSEQUENT TO YEAR-END

There were no significant events from year-end to the date of preparation of these financial statements other than those reported in these financial statements.

2002 CONSOLIDATED MANAGEMENT REPORT (*)

In 2002 the Bankinter Group's attributed net income rose by 12.16%, consolidating the favorable trend shown by the interim earnings for the year. Disregarding the effect of accrual of the cost of the premium implicit in the convertible debentures subscribed to by employees which the Bank had to record for 2002, the actual income would have grown by 14.55%. This percentage increase is clearly higher than that of most of the Bank's competitors.

The economic environment in 2002 was marked by a slowdown in growth and by market instability. Against this background, Bankinter stepped up its commitment to become a multichannel bank offering high-quality service based on a cutting-edge technological platform. The Internet is now firmly rooted as an active channel driving ordinary business, with 415,129 customers who carry out more than 21 million transactions every month, accounting for 44% of the Bank's total.

This multichannel strategy (together with business activity increasingly underpinned by CRM, an increase in lending, a rise in fee revenue and cost control) has led to progressive growth in income from customer business, particularly in Individual Banking (up 36.48%).

Efficiency with respect to the same period in 2001 improved to 53.05%.

Margins and earnings

Bankinter's income statement for the year ended December 31, 2002 showed growth in nearly all the main business margins: 5.57% in net interest revenue; 6.50% in basic margin (with a 9.17% increase in fees); a 0.89% fall in gross operating income; and 5.97% growth in net operating income (with a 4.54% decrease in general administrative expenses).

Income from customer business, which is the basis of banking, performed positively, with profitability growth of 10.02% with respect to the same period in 2001 taking income to €148.85 million.

The customer funds of €15,540 million as of December 31 were 2.43% higher than at the same date in 2001. The Bank's credit facilities and loans of €17,847 million were up 11.68% year-on-year (up 2.15% including the effect of the three mortgage securitizations performed in the last quarter of 2001).

In the last quarter the rating agency Moody's upgraded its long-term rating of Bankinter to Aa3. This was because, among other reasons, Bankinter continues to enjoy excellent creditworthiness thanks to its in-house risk analysis, approval and automatic management systems, portfolio diversification, high loan loss provisions and scant exposure to country-risk. Nonperforming loans amounted to €62.33 million, equivalent to 0.31% of the Bank's computable risk assets, and the ratio of the recorded allowance to nonperforming loans was 440.85%, which in both cases were among the best ratios of all European banks. Loan loss provisions increased by 26.41% with respect to the corresponding period of 2001. The impact of the statistical loan loss coverage provision was €45.36 million, representing 24.36% of income for the period. The aggregate of the general-purpose allowances and this provision represented 31.06% of pretax income for the year.

Earnings per share were €1.48, up 11.28% on the same period in 2001. On January 4, Bankinter paid the third 2002 dividend of €0.23163 gross per share, an increase of 5% with respect to the corresponding 2001 interim dividend.

(*) Presented in compliance with Article 202 of the Spanish Corporations Law.

Events subsequent to 2002 year-end

There were no significant events from year-end to the date of preparation of these financial statements other than those reported in these financial statements.

Research and development activity

In 2002 the Bankinter Group maintained its strategy of high investment in systems and technology. Its 2002 investments in the Internet area accounted for 7.9% of operating costs compared with 12.5% in 2001, as a result of the decrease in marketing expenses. Therefore, technological innovation continues to be a priority for the Bank.

Acquisition of treasury stock

The "Treasury Stock" note to the financial statements for the year ended December 31, 2002, details the purchases and sales of Bankinter, S.A. shares by the Bank and by its subsidiaries and the situation in this connection at year-end.

EXHIBITS

1. INFORMATION FOR SHAREHOLDERS AND CUSTOMERS

The Financial Statements are presented at the Annual Shareholders' Meeting, and are available to all the Bank's shareholders.

Quarterly consolidated financial reports are issued in January, April, July and October and are available to the shareholders.

SHAREHOLDER INFORMATION OFFICE
Antonio Timón González
Pico de San Pedro 2
28760 Tres Cantos - Madrid
Tels.: 91 339 83 30 - 91 339 81 94 - 91 339 75 00
Fax: 91 339 83 23
E-mail: ofiaccionista@bankinter.es

Communication
Blanca Hernanz Bodero
P° Castellana, 29
28046 Madrid
Tels.: 91 339 75 00
Fax: 91 339 75 40
E-mail: comunicacion@bankinter.es

Investor Relations
José Luis Vega Riestra
Avda. Bruselas, 12
28100 Alcobendas - Madrid
Tels.: 91 623 43 41 - 91 339 75 00
Fax: 91 623 43 08
E-mail: jlvegar@bankinter.es

Correspondent Banks
Javier Martín Casado
P° Castellana 29
28046 Madrid
Tels: 91 339 75 30 - 91 339 75 00
Fax: 91 339 75 40
E-mail: jmartinc@bankinter.es

Customer Service
Cecilio Carracedo Fernández
Pico de San Pedro, 2
28760 Tres Cantos - Madrid
Tels.: 901 113 113
Fax: 91 339 84 45
E-mail: ccarracedo@bankinter.es

Bankinter Telephone Banking telephone numbers:

Individuals (service in Spanish): 901 13 23 13
Individuals (service in Spanish, calls from abroad): 34 91 657 88 00

Individuals (service in Catalan): 901 23 23 23
Individuals (service in Catalan, calls from abroad): 34 93 410 84 85

Individuals (service in English): 901 135 135
Individuals (service in English, calls from abroad): 34 91 657 88 01

Stock market specialists: 906 420 906

SMEs (8:00 to 20:00 hours, Monday to Friday): 901 15 15 15
SMEs (service in Catalan, 8:00 to 20:00 hours, Monday to Friday): 901 16 16 16

Information for noncustomers: 901 13 13 13

Bankinter Telephone Banking customer service hours:

24 hours a day, 365 days a year, you can call 901 13 23 13 to use the Automatic Service to make inquiries and bank transactions.

Also, an operator will help you Monday to Saturday from 8:00 to 22:00 hours (Spanish peninsular time) if you dial or say "0".

2. MANAGEMENT TEAM

MANAGEMENT COMMITTEE

Chairman of the Board
Juan Arena de la Mora

CEO
Jaime Echegoyen Enríquez de la Orden

Secretary of the Bank and of the Board of Directors
Rafael Mateu de Ros Cerezo

General Manager, Resources, Risk and Platforms
Honorio Jiménez del Valle

General Manager, Customers and Networks – Legal Entities
Carlos Ruíz-Jarabo Colomer

Deputy General Manager, Customers and Networks - Individuals
Juan Hernández Andrés

Deputy General Manager, Innovation Area
Fernando Alfaro Águila-Real

Manager, Markets and Products
Pablo de Diego Portoles

ORGANIZATION MANAGERS

Sebastián Alvarado Díaz-Agero	Canary Islands
Ramón Doval Montoya	Madrid – Commercial Banking
Pedro Fernández Maestre	Andalusia
Antonio Fayos Crespo	Catalonia
Victoriano Hernández Lera	Castilla
Miguel Angel Matiacci Calero	Castilla La Mancha - Extremadura
Guillermo Pesquera Galdós	Levante
Antonio Rodríguez Fernández	Northwest Spain
Luis Fernando Azcona López	North Spain
Antonio Tierra Serrano	Navarra-Aragón-Rioja

Bankinter's 2002 Annual Report is available on CD-ROM.

To obtain a copy, please contact the Communications Department of Bankinter or request it through an e-mail to the following address: comunicacion@bankinter.es

The list of Bankinter's Branches and Agents is provided in a separate leaflet accompanying this Annual Report.

Published by: Communications Department of Bankinter.
Design and graphic production: CF Comunicación. Madrid.
Photos: *Guillermo Shelley*

BANKINTER
Paseo de la Castellana, 29
28046 Madrid (Spain)
Tel: +34 91 339 75 00
Fax: +34 91 339 83 23
Telex: 42760 BANKI E
SWIFT: BKBK ES MM